    As filed with the Securities and Exchange Commission on August 11, 2005


                                     Securities Act Registration No. 333-112862
                                     Investment Company Act File Number 814-176
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM N-2

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933:


                    PRE-EFFECTIVE AMENDMENT NO.     [_]
                   POST-EFFECTIVE AMENDMENT NO. 3   [X]


                               ----------------

                          HARRIS & HARRIS GROUP, INC.
            (Exact Name of Registrant as Specified in its Charter)

                            111 West 57/th/ Street
                                  Suite 1100
                           New York, New York 10019
                   (Address of Principal Executive Offices)

                                (212) 582-0900
             (Registrant's Telephone Number, including Area Code)

                       Charles E. Harris, Chairman, CEO
                            111 West 57/th/ Street
                                  Suite 1100
                           New York, New York 10019
                    (Name and Address of Agent for Service)

                               ----------------

                                  Copies to:

              Sandra M. Forman, Esq.     Richard T. Prins, Esq.
                  General Counsel         Skadden, Arps, Slate,
                                           Meagher & Flom LLP
              Harris & Harris Group,
                        Inc.                Four Times Square
              111 West 57/th/ Street,
                     Suite 1100         New York, New York 10036
                New York, NY 10019           (212) 735-3000
                  (212) 582-0900

                               ----------------

      Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement
                               ----------------

      If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

      It is proposed that this filing will become effective when declared effective pursuant to Section 8(c).

       [X] This post-effective amendment designates a new effective date for a previously filed registration statement.

================================================================================

                          HARRIS & HARRIS GROUP, INC.

                             CROSS-REFERENCE SHEET

                            PART A--THE PROSPECTUS

Items in Part A of Form N-2                                          Location in Prospectus
---------------------------                                          ----------------------
Item 1.  Outside Front Cover............................... Front Cover Page
Item 2.  Cover Pages; Other Offering Information........... Front Cover Page; Inside Front Cover
                                                              Page
Item 3.  Fee Table and Synopsis............................ Prospectus Summary; Table of Fees and
                                                              Expenses
Item 4.  Financial Highlights.............................. Management's Discussion and Analysis of
                                                              Financial Condition and Results of
                                                              Operations
Item 5.  Plan of Distribution.............................. Prospectus Summary; Plan of Distribution
Item 6.  Selling Shareholders.............................. Not Applicable
Item 7.  Use of Proceeds................................... Use of Proceeds
Item 8.  General Description of the Registrant............. Outside Front Cover; Business; Risk
                                                              Factors; Investment Policies; Price
                                                              Range of Common Stock; General
                                                              Description of our Portfolio Companies
Item 9.  Management........................................ Management of the Company
Item 10. Capital Stock, Long-Term Debt and Other Securities Prospectus Summary; Capitalization;
                                                              Dividends and Distributions; Taxation;
                                                              Risk Factors
Item 11. Defaults and Arrears on Senior Securities......... Not Applicable
Item 12. Legal Proceedings................................. Management of the Company
Item 13. Table of Contents of the Statement of Additional
           Information..................................... Not Applicable

Items in Part B of Form N-2/(1)/                                     Location in Prospectus
--------------------------------                                     ----------------------
Item 14. Cover Page........................................ Not Applicable
Item 15. Table of Contents................................. Not Applicable
Item 16. General Information and History................... Not Applicable
Item 17. Investment Objective and Policies................. Business; Investment Policies
Item 18. Management of the Company......................... Management of the Company
Item 19. Control Persons and Principal Shareholders........ Management of the Company
Item 20. Investment Advisory and Other Services............ Management of the Company; Experts
Item 21. Portfolio Managers................................ Not Applicable
Item 22. Brokerage, Allocation and Other Practices......... Brokerage
Item 23. Tax Status........................................ Taxation
Item 24. Financial Statements.............................. Incorporation by Reference

                           PART C--OTHER INFORMATION

Items 25-34 have been answered in Part C of this Registration Statement.

------------------

(1) Pursuant to General Instructions to Form N-2, all information required by Part B: Statement of Additional Information has been incorporated into Part
    A: The Prospectus of the Registration Statement.

The information in this Prospectus is not complete and may be changed. We may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion

                 Preliminary Prospectus, Dated August 11, 2005


                                     [LOGO]

                         HARRIS & HARRIS GROUP, INC./R/

                               3,550,000 Shares

                                 Common Stock

      Harris & Harris Group, Inc.(R), is a venture capital company specializing in tiny technology that operates as a non-diversified business development company under the Investment Company Act of 1940. We may offer, from time to time, shares of our common stock, $0.01 par value per share ("Common Stock"), in one or more offerings. On July 7, 2004, we issued and sold 3,450,000 shares of the 7,000,000 shares of our Common Stock registered, resulting in 3,550,000 remaining shares that may be offered pursuant to this Prospectus. The Common Stock may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement"). The offering price per share of our Common Stock less any underwriting commissions or discounts will not be less than the net asset value per share of our Common Stock at the time we make the offering. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our Common Stock.

      Our Common Stock may be offered directly to one or more purchasers through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents or underwriters involved in the sale of our Common Stock, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters, or among our underwriters or the basis upon which such amount may be calculated. We may not sell any of our Common Stock through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our Common Stock. Our Common Stock is listed on the Nasdaq National Market under the symbol "TINY." On August 1, 2005, the last reported sale price of our Common Stock was $13.16.

      An Investment in the Securities Offered in this Prospectus Involves a High Degree of Risk. You Should Consider Investing in Us Only if You Are Capable of Sustaining the Loss of Your Entire Investment. See "Risk Factors" beginning on page 9.

      This Prospectus sets forth concisely the information about us that a prospective investor should know before investing. You should read this Prospectus before deciding whether to invest in our Common Stock and retain it for future reference. You may obtain our annual reports, request other information about us and make shareholder inquiries by calling toll free 877-TINY TECH. We also make available our annual reports, free of charge, on our website at www.TinyTechVC.com. Information on our website is not part of this Prospectus and should not be considered as such when making your investment decision. Material incorporated by reference and other information about us can be obtained from the Securities and Exchange Commission's ("SEC") website (http://www.sec.gov).

      Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a crime.

      This Prospectus may not be used to consummate sales of Common Stock by us through agents, underwriters or dealers unless accompanied by a Prospectus Supplement.

      The date of the Prospectus is       , 2005.

      You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

      In this Prospectus, unless otherwise indicated, "Harris & Harris," "Company," "us," "our" and "we" refer to Harris & Harris Group, Inc.(R) "Harris & Harris Group, Inc.(R)" is a registered service mark. This Prospectus also includes trademarks owned by other persons.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

  PROSPECTUS SUMMARY.....................................................
                                                                           1

  TABLE OF FEES AND EXPENSES.............................................
                                                                           7

  INCORPORATION BY REFERENCE.............................................
                                                                           8

  RISK FACTORS...........................................................
                                                                           9

  FORWARD-LOOKING INFORMATION............................................
                                                                           20

  USE OF PROCEEDS........................................................
                                                                           20

  PRICE RANGE OF COMMON STOCK............................................
                                                                           21

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
    OF OPERATIONS........................................................
                                                                           22

  SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA.........................
                                                                           24

  BUSINESS...............................................................
                                                                           36

  GENERAL DESCRIPTION OF OUR PORTFOLIO COMPANIES.........................
                                                                           40

  DETERMINATION OF NET ASSET VALUE.......................................
                                                                           46

  INVESTMENT POLICIES....................................................
                                                                           49

  MANAGEMENT OF THE COMPANY..............................................
                                                                           54

  BROKERAGE..............................................................
                                                                           68

  DIVIDENDS AND DISTRIBUTIONS............................................
                                                                           68

  TAXATION...............................................................
                                                                           69

  CERTAIN GOVERNMENT REGULATIONS.........................................
                                                                           72

  CAPITALIZATION.........................................................
                                                                           73

  PLAN OF DISTRIBUTION...................................................
                                                                           74

  LEGAL MATTERS..........................................................
                                                                           75

  EXPERTS................................................................
                                                                           75

  FURTHER INFORMATION....................................................
                                                                           76

  PRIVACY PRINCIPLES OF THE COMPANY......................................
                                                                           76

                              PROSPECTUS SUMMARY

      This summary highlights information that is described more fully elsewhere in this Prospectus and in the documents to which we have referred. It may not contain all of the information that is important to you. To understand the offering fully, you should read the entire document carefully, including the risk factors beginning on page 9.

Our Business

      Harris & Harris Group, Inc.(R), is a venture capital company specializing in tiny technology that operates as a non-diversified business development company under the Investment Company Act of 1940, which we refer to as the 1940 Act. For tax purposes, we operate as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, which we refer to as the Code. Our investment objective is to achieve long-term capital appreciation, rather than current income, by making venture capital investments in early-stage companies. Our approach is comprised of a patient examination of available early stage opportunities, through due diligence and close involvement with management.

      We make initial venture capital investments exclusively in "tiny technology," which we define as microsystems, microelectromechanical systems (which we refer to as MEMS) and nanotechnology. We consider a company to be a tiny technology company if the company employs intellectual property that we consider to be at the microscale or smaller and that is material to its business plan. Our portfolio includes non-tiny technology investments made prior to 2001, and we may make follow-on investments in either tiny or non-tiny technology companies. By making these investments, we seek to provide our shareholders with an increasingly specific focus on tiny technology through a portfolio of venture capital investments that address a variety of markets and products. We believe that we are the only publicly traded, business development company making initial venture capital investments exclusively in tiny technology.

      Tiny technology is multidisciplinary and widely applicable, and it incorporates technology that is significantly smaller than is currently in widespread use. Microsystems are measured in micrometers, which are units of measurement in millionths of a meter. Nanotechnology is measured in nanometers, which are units of measurement in billionths of a meter. Because it is a new field, tiny technology has significant scientific, engineering, and commercialization risks. See "Business" and "Risk Factors."

      As a venture capital company, we make it possible for our investors to participate at an early stage in this emerging field while our portfolio companies are still private. By making investments in companies that control intellectual property relevant to tiny technology, we are building a portfolio that we believe will be difficult to replicate in the future, as we believe it will likely become increasingly difficult to create new foundational intellectual property in nanotechnology. To the investor, we offer:

     . a portfolio consisting of investments that are generally available only to a small, highly specialized group of investors;

     . a team of professionals including five full time members of management, four of whom are designated as Managing Directors, Charles
         E. Harris, Douglas W. Jamison, Daniel V. Leff and Alexei A. Andreev, and a Vice President, Daniel B. Wolfe, to evaluate and monitor investments. Two of our directors are also consultants to us, Dr. Kelly S. Kirkpatrick and Lori D. Pressman. These seven professionals collectively have expertise in venture capital investing, intellectual property, and tiny technology;

     . the opportunity to benefit from our experience in a new field expected to permeate a variety of industries; and

     . through the ownership of our publicly traded shares, a measure of liquidity not typically available in underlying venture capital portfolio investments.

      The number of tiny technology investment opportunities available to us has increased over the past three years, through both new opportunities and opportunities for follow-on investments in our existing portfolio companies. We believe that our expertise and record of prior investments in tiny technology are likely to lead us to additional tiny technology investment opportunities in the future. We intend to use the net proceeds of this offering to:

     . increase our capital in order to take advantage of these investment opportunities;

     .   increase the types of tiny technology companies in our portfolio;

     . increase the percentage of our total assets invested in tiny technology;

     . lower our expenses as a percentage of assets and otherwise achieve certain economies and advantages of scale in our operations; and

     . pay operating expenses, including due diligence expenses on potential investments.

We identify investment opportunities primarily through four channels:

     .   our involvement in the field of tiny technology;

     . research universities that seek to transfer their scientific discoveries to the private sector;

     .   other venture capital companies seeking co-investors; and

     . direct calls and business plan submissions by companies, business incubators and individuals seeking venture capital.

      Since registering as an investment company in 1992, we have invested in a variety of industries. In 1994, we invested in our first tiny technology company, Nanophase Technologies Corporation. In 1995, we elected to be regulated as a business development company. Recognizing the potential of tiny technology, we continued to monitor developments in the field and, since 2001, we have made tiny technology our exclusive focus for initial investments. From August 2001 through the present, all 24 of our initial investments have been in companies involved in the development of products and technologies based on tiny technology.

      Our portfolio now includes investments in a total of 26 companies, 21 of which we consider to be involved in tiny technology. We are an internally managed investment company; that is, our officers and employees, rather than an investment adviser, manage our operations under the general supervision of our Board of Directors.

      As is usual in the venture capital industry, our venture capital investments are generally in convertible preferred stock, which is usually the most senior security in a portfolio company's equity capital structure until the company has substantial revenues, and which gives us seniority over the holders of Common Stock (usually the founders) while preserving fully our participation in the upside potential of the portfolio company through the conversion feature. In many cases, our portfolio investments include a dividend right payable in kind (which increases our participation in the portfolio company) or potentially in cash. In-kind distributions are primarily made in additional shares of convertible preferred stock, and we would expect to continue to invest in convertible securities.

Tiny Technology

      Tiny technology is neither an industry nor a single technology, but a variety of enabling technologies with critical dimensions below 100 micrometers. Tiny technology manifests itself in tools, materials and devices that address broad markets, including instrumentation, electronics, photonics, computing, medical devices, pharmaceutical manufacturing, drug delivery and drug discovery. The development and commercialization of tiny technology often require the integration of multiple disciplines, including biology, physics, chemistry, materials science, computer science and the engineering sciences.

      Examples of tiny technology-enabled products currently on the market are quite diverse. They include accelerometers used in automobiles to sense impact and deploy airbags, cosmetics with ingredients that block ultraviolet light but that are invisible to the human eye, nanoclays used for strength in the running boards of minivans, textiles with liquid-stain repellant surfaces, fast acting painkillers and certain pharmaceutical therapeutics.

      Within tiny technology, microsystems and MEMS both refer to materials, devices and processes that are on a micrometer size scale. A micrometer, which is also referred to as a micron, is 0.000001 meter, or one millionth of a meter. In practice, any device, or device enabled by components, in a size range from 100 microns down to 0.1 micron may be considered "micro." Nanotechnology refers to materials, devices and processes with critical dimensions below 0.1 micron, equal to 100 nanometers. A nanometer is
0.000000001 meter, or one billionth of a meter. It is at the scale below 100 nanometers, the nanoscale, that quantum effects begin to dominate classical macroscale physics. At the nanoscale, size- and shape-dependent properties of materials allow previously unattainable material and device performance.

      Although the practical application of tiny technology requires great expertise to implement in manufacturing processes, we believe that tiny technology's broad applicability presents significant and diverse market opportunities.

Risk Factors

      Set forth below is a summary of certain risks that you should carefully consider before investing in our Common Stock. See "Risk Factors" beginning on page 9 for a more detailed discussion of the risks of investing in our Common Stock.

      Risks related to the companies in our portfolio.

     . Investing in small, private companies involves a high degree of risk and is highly speculative.

     . We may invest in companies working with technologies or intellectual property that currently have few or no proven commercial applications.

     .   Our portfolio companies may not successfully develop their products.

     . Our portfolio companies working with tiny technology may be particularly susceptible to intellectual property litigation.

     . Our portfolio companies may not currently have the ability to manufacture nanotechnology-enabled products in volume and will not be able to sell products without developing volume manufacturing capabilities.

     . Even if our portfolio companies develop commercially acceptable products, they may not be able to manufacture their products in a profitable, cost-effective manner.

     .   Our portfolio companies may not successfully market their products.

     . Our portfolio companies will need to achieve commercial acceptance of their products to obtain product revenue and achieve profitability and may not be able to do so.

     . Unfavorable economic conditions could result in the inability of our portfolio companies to access additional capital, leading to financial losses in our portfolio.

     . The value of our portfolio could be adversely affected if the technologies utilized by our portfolio companies are found to cause health or environmental risks.

     . Public perception of ethical and social issues regarding nanotechnology may limit or discourage the use of nanotechnology-enabled products, which could reduce our portfolio companies' revenues and harm our business.

      Risks related to the illiquidity of our investments.

     . We invest in illiquid securities and may not be able to dispose of them when it is advantageous to do so, or ever.

     . Unfavorable economic conditions and regulatory changes could impair our ability to engage in liquidity events.

     . Even if our portfolio companies complete initial public offerings, the returns on our investments may be uncertain.

      Risks related to our Company.

     . Because there is generally no established market in which to value our investments, our Valuation Committee's value determinations may differ materially from the values that a ready market or third party would attribute to these investments.

     . Because we are a non-diversified company with a relatively concentrated portfolio, the value of our business is subject to greater volatility than the value of companies with more broadly diversified investments.

     . We may be obligated to pay substantial amounts under our profit-sharing plan.

     . Although we have specialized in tiny technology since 2001, as of June 30, 2005 approximately 50 percent of the net asset value attributable to our venture capital investment portfolio, or 29 percent of our net asset value, is concentrated in one company, NeuroMetrix, Inc. We initially invested in 1996 as a seed investor in NeuroMetrix, Inc., which is not a tiny technology company.

     . We are dependent upon key management personnel for future success and may not be able to retain them.

     . We will need to hire additional employees as the size of our portfolio increases.

     . The market for venture capital investments, including tiny technology investments, is highly competitive.

     . In addition to the difficulty of finding attractive investment opportunities, our status as a regulated business development company may hinder our ability to participate in investment opportunities or to protect the value of existing investments.

     . Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

     . Bank borrowing or the issuance of debt securities or preferred stock by us to fund investments in portfolio companies or to fund our operating expenses would make our total return to common shareholders more volatile. The use of debt would leverage our available common equity capital, magnifying the impact of changes in the value of our investment portfolio on our net asset value. In addition, the cost of debt or preferred stock financing may exceed the return on the assets the proceeds are used to acquire, in which case the use of leverage will have an adverse impact on the holders of our Common Stock.

     . We are authorized to issue preferred stock, which would convey special rights and privileges to its owners senior to those of Common Stock shareholders.

     . Loss of status as a RIC would reduce our net asset value and distributable income.

     . We operate in a heavily regulated environment and changes to or non-compliance with regulations and laws could harm our business.

     . If we are unable to remediate a material weakness previously identified in our internal controls, or have other significant deficiencies or material weaknesses, our ability to report our financial results on a timely and accurate basis may be adversely affected.

     .   We expect that the market price of our Common Stock will be volatile.

     . Quarterly results fluctuate and are not indicative of future quarterly performance.

     . To the extent that we do not realize income or retain after-tax realized capital gains, we may have a greater need for additional capital to fund our investments and operating expenses.

     .   Investment in foreign securities could result in additional risks.

      Risks related to this offering.

     . Investing in our stock is highly speculative and an investor could lose some or all of the amount invested.

     .   We will have discretion over the use of proceeds of this offering.

     . Our shares might trade at discounts from net asset value or at premiums that are unsustainable over the long term, and currently trade at a substantial premium over net asset value that may not be sustainable over the long term.

     . Our former independent public accountant, Arthur Andersen LLP, no longer practices, and you may be unable to exercise effective remedies against it in any legal action.

     .   You have no right to require us to repurchase your shares.

Other Information

      Our website is www.TinyTechVC.com and is not incorporated by reference into this Prospectus. We make available free of charge through our website the following materials (which are not incorporated by reference unless specifically stated in this Prospectus) as soon as reasonably practicable after filing or furnishing them to the SEC:

     .   our annual reports on Form 10-K;

     .   our quarterly reports on Form 10-Q;

     .   our current reports on Form 8-K; and

     .   amendments to those reports.

The Offering

Common Stock offered........  We may offer, from time to time, up to a total of
                              3,550,000 shares of our Common Stock available under this Prospectus on terms to be determined at the time of the offering. Our Common Stock may be offered at prices and on terms to be set forth in one or more Prospectus Supplements. The offering price per share of our Common Stock net of underwriting commissions or discounts will not be less than the net asset value per share of our Common Stock.

Use of proceeds.............  Although we will make initial investments exclusively in tiny technology, we can make follow-on investments in non-tiny technology companies currently in our portfolio. Further, while considering venture capital investments, we may invest the proceeds in U.S. government and government agency securities, which are likely to yield less than our operating expense ratio. We expect to invest or reserve for potential follow-on investment the net proceeds of any sale of shares under this Prospectus within two years from the completion of such sales. We may also use the proceeds of this offering for operating expenses, including due diligence expenses on potential investments. Reserves for follow-on investments referred to above in any particular portfolio holding may be no more than the greater of twice the investment to date in that portfolio holding or five times the initial investment in the case of seed-stage investments.

Nasdaq National Market symbol TINY

                          TABLE OF FEES AND EXPENSES

      The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our Common Stock. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering for the 3,550,000 shares remaining from the 7,000,000 shares originally registered pursuant to the registration statement of which this Prospectus is a part, assuming that we incur the estimated offering expenses. The price per share used in this calculation was the closing price of our Common Stock on August 1, 2005 of $13.16.

Shareholder Transaction Expenses
   Sales Load/(1)/ (as a percentage of offering price)...................... 0.00%
   Offering Expenses (as a percentage of offering price)....................  .73
Annual Expenses (as a percentage of net assets attributable to Common Stock)
   Management Fees/(2)/.....................................................  N/A
   Other Expenses/(3)/
       Salaries and Benefits/(4)/........................................... 2.00%
       Administration and Operations/(5)/................................... 1.50
       Professional Fees....................................................  .69
Total Annual Expenses....................................................... 4.19%

------------------

(1) In the event that the shares of Common Stock to which this Prospectus relates are sold to or through underwriters, a corresponding Prospectus Supplement will disclose the sales load.

(2) The Company has no external management fees because it is internally managed.

(3) "Other Expenses" are based on estimated amounts for the current fiscal year.

(4) "Salaries and Benefits" excludes a profit-sharing accrual that is calculated pursuant to the 2002 Employee Profit-Sharing Plan. The accrual calculation includes all unrealized gains, and excludes all unrealized losses. This methodology results in a fluctuation in our accrual, but is not reflective of actual payments made under the Plan. Plan payments require the existence of qualifying income and consider only realized gains and losses (unrealized gains are excluded). For the six months ended
    June 30, 2005, we calculated a profit-sharing accrual of $1,700,871 that primarily relates to an unrealized gain resulting from an increase in the value of our investment in NeuroMetrix of $9,671,705. See "Management of the Company--Incentive Compensation Plan."

(5) "Administration and Operations" include expenses incurred for administration, operations, rent, directors' fees and expenses, depreciation and custodian fees.

Example

      The following examples illustrate the dollar amount of cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our Common Stock. These amounts are based upon payment by us of expenses at levels set forth in the above table.

      You would pay the following expenses on a $10,000 investment, assuming a five percent annual return:

                        1 Year 3 Years 5 Years 10 Years
                        ------ ------- ------- --------
                         $491  $1,336  $2,195   $4,405

      The foregoing table is to assist you in understanding the various costs and expenses that an investor in our Common Stock will bear directly or indirectly. The assumed 5 percent annual return is not a prediction of, and does not represent, the projected or actual performance of our Common Stock. The above example should not be considered a representation of future expenses, and actual expenses and annual rates of return may be more or less than those assumed for purposes of the example.

                          INCORPORATION BY REFERENCE

      The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and the financial statements as of June 30, 2005 and for the fiscal periods ended June 30, 2005 and 2004, have been incorporated by reference into the Prospectus from the Company's Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These financial statements either accompany this Prospectus or have previously been provided to the person to whom this Prospectus is being sent. We will furnish, without charge, a copy of such financial statements upon request by writing to 111 West 57/th/ Street, Suite 1100, New York, New York 10019, Attention:
Investor Relations, or calling 877-TINY TECH.

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                                 RISK FACTORS

      Investing in our Common Stock involves significant risks relating to our business and investment objective. You should carefully consider the risks and uncertainties described below before you purchase any of our Common Stock. These risks and uncertainties are not the only ones we face. Unknown additional risks and uncertainties, or ones that we currently consider immaterial, may also impair our business. If any of these risks or uncertainties materialize, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

Risks related to the companies in our portfolio.

      Investing in small, private companies involves a high degree of risk and is highly speculative.

      We have invested a substantial portion of our assets in privately held development stage or start-up companies. These businesses tend to lack management depth, to have limited or no history of operations and to have not attained profitability. Tiny technology companies are especially risky, involving scientific, technological and commercialization risks. Because of the speculative nature of these investments, these securities have a significantly greater risk of loss than traditional investment securities. Some of our venture capital investments are likely to be complete losses or unprofitable, and some will never realize their potential. We have been and will continue to be risk seeking rather than risk averse in our approach to venture capital and other investments. Neither our investments nor an investment in our Common Stock is intended to constitute a balanced investment program.

      We may invest in companies working with technologies or intellectual property that currently have few or no proven commercial applications.

      Nanotechnology, in particular, is a developing area of technology, of which much of the future commercial value is unknown, difficult to estimate and subject to widely varying interpretations. There are as of yet relatively few nanotechnology products commercially available. The timing of additional future commercially available nanotechnology products is highly uncertain.

      Our portfolio companies may not successfully develop their products.

      The technology of our portfolio companies is new and in many cases unproven. Their potential products require significant and lengthy product development efforts. To date, many of our portfolio companies have not developed any commercially available products. If our portfolio companies are not able to develop successful tiny technology-enabled products, they will be unable to generate product revenue or build sustainable or profitable businesses.

      Our portfolio companies working with tiny technology may be particularly susceptible to intellectual property litigation.

      Research and commercialization efforts in tiny technology are being undertaken by a wide variety of government, academic and private corporate entities. As additional commercially viable applications of tiny technology begin to emerge, ownership of intellectual property on which these products are based may be contested. Any litigation over the ownership of, or rights to, any of our portfolio companies' technologies or products would have a material adverse effect on those companies' values.

      Our portfolio companies may not currently have the ability to manufacture nanotechnology-enabled products in volume and will not be able to sell products without developing volume manufacturing capabilities.

      The manufacture of our portfolio companies' potential nanotechnology-enabled products is unproven and will require long lead times to establish adequate facilities. Some of the potential products may require our portfolio companies to manufacture large volumes of materials in order to meet commercial demand that are substantially larger than their current capabilities. Our portfolio companies may not be able to develop commercial scale manufacturing capabilities or produce products cost effectively. If our portfolio companies are unable to manufacture economically or to produce their products in commercial quantities that meet acceptable performance and quality specifications, we could suffer financial losses in our portfolio.

      Even if our portfolio companies develop commercially acceptable products, they may not be able to manufacture their products in a profitable, cost effective manner.

      Even if the technology and products of our portfolio companies gain commercial acceptance, they may not be able to manufacture their products in a profitable manner. Even if our portfolio companies are able to manufacture their products on a commercial scale, the cost of manufacturing their products may be higher than they expect. If manufacturing costs and royalty obligations are not significantly less than the prices at which they can sell their products, it would lead to financial losses in our portfolio.

      Our portfolio companies may not successfully market their products.

      Even if our portfolio companies are able to develop commercially viable products, the market for new products and services is highly competitive, rapidly changing and especially sensitive to adverse general economic conditions. Commercial success is difficult to predict, and the marketing efforts of our portfolio companies may not be successful.

      Our portfolio companies will need to achieve commercial acceptance of their products to obtain product revenue and achieve profitability and may not be able to do so.

      Even if the products of our portfolio companies are technologically feasible, these early-stage companies may not successfully develop commercially viable products on a timely basis, if at all. It could be at least several years before many of our portfolio companies develop initial products that are commercially available and, during this period, superior competitive technologies may be introduced or customer needs may change resulting in some products being unsuitable for commercialization. The revenue growth and achievement of profitability by our portfolio companies will depend substantially on their ability to introduce new products into the marketplace that are widely accepted by customers. If they are unable to achieve commercial acceptance of their products in a cost-effective manner, the value of our portfolio could be significantly adversely affected.

      Unfavorable economic conditions could result in the inability of our portfolio companies to access additional capital, leading to financial losses in our portfolio.

      Most of the companies in which we have made or will make investments are susceptible to economic slowdowns or recessions. An economic slowdown or adverse capital or credit market conditions may affect the ability of a company in our portfolio to raise additional capital from venture capital or other sources or to engage in a liquidity event such as an initial public offering or merger. Adverse economic, capital or credit market conditions may lead to financial losses in our portfolio.

      The value of our portfolio could be adversely affected if the technologies utilized by our portfolio companies are found to cause health or environmental risks.

      Our portfolio companies work with new technologies, which could have potential environmental and health impacts. Tiny technology in general and nanotechnology in particular are currently the subject of health and environmental impact research. If health or environmental concerns about tiny technology or nanotechnology were to arise, whether or not they had any basis in fact, our portfolio companies might incur additional research, legal and regulatory expenses, might have difficulty raising capital or marketing their products.

      Public perception of ethical and social issues regarding nanotechnology may limit or discourage the use of nanotechnology-enabled products, which could reduce our portfolio companies' revenues and harm our business.

      Nanotechnology has received both positive and negative publicity and is the subject increasingly of public discussion and debate. Government authorities could, for social or other purposes, prohibit or regulate the use of nanotechnology. Ethical and emotional concerns about nanotechnology could adversely affect acceptance of the potential products of our portfolio companies or lead to new government regulation of nanotechnology-enabled products. For example, debate regarding the production of materials that could cause harm to the environment or the health of individuals could raise concerns in the public's perception of nanotechnology, not all of which may be rational or scientifically based.

Risks related to the illiquidity of our investments.

      We invest in illiquid securities and may not be able to dispose of them when it is advantageous to do so, or ever.

      Most of our investments are or will be equity or equity-linked securities acquired directly from small companies. These equity securities are generally subject to restrictions on resale or otherwise have no established trading market. The illiquidity of most of our portfolio of equity securities may adversely affect our ability to dispose of these securities at times when it may be advantageous for us to liquidate these investments. We may never be able to dispose of these securities.

      Unfavorable economic conditions and regulatory changes could impair our ability to engage in liquidity events.

      Our business of making private equity investments and positioning our portfolio companies for liquidity events may be adversely affected by current and future capital markets and economic conditions. The public equity markets currently provide less opportunity for liquidity events than at times in the past when there was more robust demand for initial public offerings, even for more mature technology companies than those in which we typically invest. The potential for public market liquidity could further decrease and could lead to an inability to realize potential gains or could lead to financial losses in our portfolio and a decrease in our revenues, net income and assets. Recent government reforms affecting publicly traded companies, stock markets, investment banks and securities research practices have made it more difficult for privately held companies to complete successful initial public offerings of their equity securities, and such reforms have increased the expense and legal exposure of being a public company. Slowdowns in initial public offerings also have an adverse effect on the frequency and prices of acquisitions of privately held companies. The lack of merger and/or acquisition opportunities for privately held companies also has an adverse effect on the ability of these companies to raise capital from private sources. Public equity market response to company offerings of nanotechnology-enabled products is uncertain. An inability to engage in liquidity events could negatively affect our liquidity, our reinvestment rate in new and follow-on investments and the value of our portfolio.

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      Even if our portfolio companies complete initial public offerings, the returns on our investments may be uncertain.

      When companies in which we have invested as private entities complete initial public offerings of their securities, these newly issued securities are by definition unseasoned issues. Unseasoned issues tend to be highly volatile and have uncertain liquidity, which may negatively affect their price. In addition, we are typically subject to lock-up provisions which prohibit us from selling our investments into the public market for specified periods of time after initial public offerings. The market price of securities that we hold may decline substantially before we are able to sell these securities. Most initial public offerings of technology companies are listed on the Nasdaq National Market. Recent government reforms of the Nasdaq National Market have made market making by broker-dealers less profitable, which has caused broker-dealers to reduce their market making activities, thereby making the market for unseasoned stocks less liquid.

Risks related to our Company.

      Because there is generally no established market in which to value our investments, our Valuation Committee's value determinations may differ materially from the values that a ready market or third party would attribute to these investments.

      There is generally no public market for the equity securities in which we invest. Pursuant to the requirements of the Investment Company Act of 1940, which we refer to as the 1940 Act, we value all of the private equity securities in our portfolio at fair value as determined in good faith by the Valuation Committee of our Board of Directors, pursuant to Valuation Procedures established by the Board of Directors. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment pursuant to specified valuation principles and processes. We are required by the 1940 Act to value specifically each individual investment on a quarterly basis and record unrealized depreciation for an investment that we believe has become impaired. Conversely, we must record unrealized appreciation if we believe that the underlying portfolio company has appreciated in value. Without a readily ascertainable market value and because of the inherent uncertainty of valuation, the fair value that we assign to our investments may differ from the values that would have been used had an efficient market existed for the investments, and the difference could be material. Any changes in fair value are recorded in our consolidated statements of operations as a change in the "Net (decrease) increase in unrealized appreciation on investments." See "Determination of Net Asset Value."

      In the venture capital industry, even when a portfolio of early stage, high-technology venture capital investments proves to be profitable over the portfolio's lifetime, it is common for the portfolio's value to undergo a so-called "J-curve" valuation pattern, which means that when reflected on a graph, the portfolio's valuation would appear in the shape of the letter "J," declining from the initial valuation prior to increasing in valuation. This J-curve valuation pattern results from write-downs and write-offs of portfolio investments that appear to be unsuccessful, prior to write-ups for portfolio investments that prove to be successful. Even if our venture capital investments prove to be profitable in the long run, such J-curve valuation patterns could have a significant adverse effect on the value of our Common Stock in the interim. As we continue to make additional tiny technology investments, this J-curve pattern may not be relevant for the portfolio as a whole because the individual J-curves for each investment, or series of investments, may overlap with previous investments at different stages of their J-curves.

      Because we are a non-diversified company with a relatively concentrated portfolio, the value of our business is subject to greater volatility than the value of companies with more broadly diversified investments.

      As a result of our assets being invested in the securities of a small number of issuers, we are classified as a non-diversified company. We may be more vulnerable to events affecting a single issuer or industry and therefore subject to greater volatility than a company whose investments are more broadly diversified. Accordingly, an investment in our Common Stock may present greater risk to you than an investment in a diversified company.

      We may be obligated to pay substantial amounts under our profit-sharing plan.

      Our employee profit-sharing plan requires us to distribute to our officers and employees 20 percent of any net after-tax realized income as reflected on our consolidated statements of operations for that year, less any non-qualifying gain. Payments may be made under our profit-sharing plan in a particular year, even if we have incurred losses in previous years. These distributions reduce funds available for investment and may have a significant effect on the amount of direct distributions in the form of cash dividends, or indirect distributions in the form of tax credits, if any, made to our shareholders.

      Although we have specialized in tiny technology since 2001, as of June 30, 2005, approximately 50 percent of the net asset value attributable to our venture capital investment portfolio, or 29 percent of our net asset value, is concentrated in one company, NeuroMetrix, Inc. We initially invested in 1996 as a seed investor in NeuroMetrix, Inc., which is not a tiny technology company.

      At June 30, 2005, we valued our investment in NeuroMetrix, Inc. ("NeuroMetrix"), which had a historical cost to us of $4,411,373, at $22,785,527, or 50.2 percent of the net asset value attributable to our venture capital investment portfolio, or 28.7 percent of our net asset value. NeuroMetrix, Inc. is a non-tiny technology company. We made our initial investment as a seed investor in NeuroMetrix in 1996, prior to 2001 when we began our focus on tiny technology. It is publicly traded on the Nasdaq National Market and is often thinly traded. Any downturn in the market price of NeuroMetrix's stock or its business outlook, in general, or any failure of its products to receive widespread acceptance in the marketplace, would have a significant effect on our specific investment in NeuroMetrix, Inc., and on the overall value of our portfolio.

      All 24 of our initial investments from August 2001 through the present have been in tiny technology companies, and we consider 21 of the companies in our current venture capital investment portfolio to be tiny technology companies. Nevertheless, at June 30, 2005, only 49.6 percent of the net asset value attributable to our venture capital investment portfolio, or 28.3 percent of our net asset value, was invested in tiny technology companies, which may limit our ability to achieve our investment objective.

      We are dependent upon key management personnel for future success and may not be able to retain them.

      We are dependent for the selection, structuring, closing and monitoring of our investments on the diligence and skill of our senior management and other key advisers. We utilize lawyers and outside consultants, including two of our directors, Dr. Kelly S. Kirkpatrick and Lori D. Pressman, to assist us in conducting due diligence when evaluating potential investments. There is generally no publicly available information about the companies in which we invest, and we rely significantly on the diligence of our employees and advisers to obtain information in connection with our investment decisions. Our future success to a significant extent depends on the continued service and coordination of our senior management team, and particularly depends on our Chairman and Chief Executive Officer, Charles E. Harris. The departure of any of our executive officers, key employees or advisers could materially adversely affect our ability to implement our business strategy. We do not maintain for our benefit any key man life insurance on any of our officers or employees.

      We will need to hire additional employees as the size of our portfolio increases.

      We anticipate that it will be necessary for us to add investment professionals with expertise in venture capital and/or tiny technology and administrative and support staff to accommodate the increasing size of our portfolio. We may need to provide additional scientific, business, accounting, legal or investment training for our hires. There is competition for highly qualified personnel, and we may not be successful in our efforts to recruit and retain highly qualified personnel.

      The market for venture capital investments, including tiny technology investments, is highly competitive.

      We face substantial competition in our investing activities from many competitors, including but not limited to: private venture capital funds; investment affiliates of large industrial, technology, service and financial companies; small business investment companies; wealthy individuals; and foreign investors. Our most significant competitors typically have significantly greater financial resources than we do. Greater financial resources are particularly advantageous in securing lead investor roles in venture capital syndicates. Lead investors negotiate the terms and conditions of such financings. Many sources of funding compete for a small number of attractive investment opportunities. Hence, we face substantial competition in sourcing good investment opportunities on terms of investment that are commercially attractive.

      In addition to the difficulty of finding attractive investment opportunities, our status as a regulated business development company may hinder our ability to participate in investment opportunities or to protect the value of existing investments.

      We are required to disclose on a quarterly basis the names and business descriptions of our portfolio companies and the value of any portfolio securities. Most of our competitors are not subject to these disclosure requirements. Our obligation to disclose this information could hinder our ability to invest in some portfolio companies. Additionally, other current and future regulations may make us less attractive as a potential investor than a competitor not subject to the same regulations.

      Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

      Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as "follow-on" investments, in order to: (1) increase or maintain in whole or in part our ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of our investment. Recently, "pay to play" provisions have become common in venture capital transactions. These provisions require proportionate investment in subsequent rounds of financing in order to preserve preferred rights such as anti-dilution protection or even to prevent preferred shares from being converted to common shares.

      We may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments. We have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation, or may cause us to lose some or all preferred rights pursuant to "pay to play" provisions. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities or because we are inhibited by compliance with business development company requirements or the desire to maintain our tax status.

      Bank borrowing or the issuance of debt securities or preferred stock by us to fund investments in portfolio companies or to fund our operating expenses would make our total return to common shareholders more volatile.

      Use of debt or preferred stock as a source of capital entails two primary risks. The first is the risk of leverage, which is the use of debt to increase the pool of capital available for investment purposes. The use of debt leverages our available common equity capital, magnifying the impact on net asset value of changes in the value of our investment portfolio. For example, a business development company that uses 33 percent leverage (that is, $50 of leverage per $100 of common equity) will show a 1.5 percent increase or decline in net asset value for each 1 percent increase or decline in the value of its total assets. The second risk is that the cost of debt or preferred stock financing may exceed the return on the assets the proceeds are used to acquire, thereby diminishing rather than enhancing the return to common shareholders. If we issue preferred shares, the common shareholders would bear the cost of this leverage. To the extent that we utilize debt or preferred stock financing for any purpose, these two risks would likely make our total return to common shareholders more volatile. In addition, we might be required to sell investments, in order to meet dividend, interest or principal payments, when it may be disadvantageous for us to do so.

      As provided in the 1940 Act and subject to some exceptions, we can issue debt or preferred stock so long as our total assets immediately after the issuance, less some ordinary course liabilities, exceed 200 percent of the sum of the debt and any preferred stock outstanding. The debt or preferred stock may be convertible in accordance with SEC guidelines, which may permit us to obtain leverage at more attractive rates. The requirement under the 1940 Act to pay, in full, dividends on preferred shares or interest on debt before any dividends may be paid on our Common Stock means that dividends on our Common Stock from earnings may be reduced or eliminated. An inability to pay dividends on our Common Stock could conceivably result in our ceasing to qualify as a regulated investment company, or RIC, under the Code, which would in most circumstances be materially adverse to the holders of our Common Stock. As of the date hereof, we do not have any debt or preferred stock outstanding.

      We are authorized to issue preferred stock, which would convey special rights and privileges to its owners senior to those of Common Stock shareholders.

      We are currently authorized to issue up to 2,000,000 shares of preferred stock, under terms and conditions determined by our Board of Directors. These shares would have a preference over our Common Stock with respect to dividends and liquidation. The statutory class voting rights of any preferred shares we would issue could make it more difficult for us to take some actions that may, in the future, be proposed by the Board and/or holders of Common Stock, such as a merger, exchange of securities, liquidation or alteration of the rights of a class of our securities if these actions were perceived by the holders of the preferred shares as not in their best interests. The issuance of preferred shares convertible into shares of Common Stock might also reduce the net income and net asset value per share of our Common Stock upon conversion.

      Loss of status as a RIC would reduce our net asset value and distributable income.

      We qualify as a RIC for 2004 under the tax Code. As a RIC, we do not have to pay federal income taxes on our income (including realized gains) that is distributed to our shareholders. Accordingly, we are not permitted under accounting rules to establish reserves for taxes on our unrealized capital gains. If we failed to qualify for RIC status in 2005 or beyond, to the extent that we had unrealized gains, we would have to establish reserves for taxes, which would reduce our net asset value, net of a reduction in the reserve for employee profit sharing, accordingly. To the extent that we, as a RIC, were to decide to make a deemed distribution of net realized capital gains and retain the net realized capital gains, we would have to establish appropriate reserves for taxes upon making that decision. It is possible that establishing reserves for taxes could have a material adverse effect on the value of our Common Stock. See "Taxation."

      We operate in a heavily regulated environment and changes to or non-compliance with regulations and laws could harm our business.

      We are subject to substantive SEC regulations as a business development company. Securities and tax laws and regulations governing our activities may change in ways adverse to our and our shareholders' interests, and interpretations of these laws and regulations may change with unpredictable consequences. Any change in the laws or regulations that govern our business could have an adverse impact on us or on our operations. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, are creating additional expense and uncertainty for publicly held companies in general, and for business development companies in particular. These new or changed laws, regulations and standards are subject to varying interpretations in many cases because of their lack of specificity, and as a result, their application in practice may evolve over time, which may well result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

      We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have and will continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment has required the commitment of significant financial and managerial resources. Moreover, even though BDCs are not mutual funds, they must comply with several of the new regulations applicable to mutual funds, such as the requirement for the implementation of a comprehensive compliance program and the appointment of a Chief Compliance Officer. Further, our Board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified Board members and executive officers, which could harm our business, and we have significantly increased both our coverage under, and the related expense, for directors' and officers' liability insurance. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, our reputation may be harmed. Also, as business and financial practices continue to evolve, they may render the regulations under which we operate less appropriate and more burdensome than they were when originally imposed. This increased regulatory burden is causing us to incur significant additional expenses and is time consuming for our management, which could have a material adverse effect on our financial performance.

      If we are unable to remediate a material weakness previously identified in our internal controls, or have other significant deficiencies or material weaknesses, our ability to report our financial results on a timely and accurate basis may be adversely affected.

      Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. Effective internal controls are necessary for us to provide reliable financial reports.

      We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. As noted in Management's Report on Internal Control Over Financial Reporting included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004, we determined that we had a material weakness with respect to maintaining effective controls over the accuracy of the Financial Highlights ratios based on an audit adjustment to the line item referred to as "Total return based on: Net asset value" in the Company's Financial Highlights section of the financial statements for the year ended December 31, 2004. Specifically, our procedures for preparing the Financial Highlights ratios were not sufficiently detailed to detect errors in the underlying calculations.

      We have implemented the following changes to our internal control over financial reporting during the first and second quarters of 2005:

      1. We retained Anne M. Donoho, C.P.A., M.B.A., to serve as a temporary, senior controller and consultant, effective March 14, 2005. Ms. Donoho is currently expected to remain in these roles through August 2005.

      2. We hired Patricia N. Egan, C.P.A, to serve as Chief Accounting Officer and Senior Controller, effective June 13, 2005.

      3. On March 5, 2005, we engaged an independent accounting and consulting firm with industry experience, Eisner LLP ("Eisner"), to read the financial statements contained in the draft Annual Report and to provide financial reporting and accounting advisory services to the Company. On April 4, 2005, we engaged Eisner to provide financial reporting and accounting advisory services to the Company on an ongoing basis, including reading and commenting on the Company's quarterly and annual financial statements prior to submission to our external auditors.

      4. In March 2005, we revised the worksheet that we use for preparing our Annual and Interim Reports to clarify how ratios in the Financial Highlights section are calculated.

      5. In March 2005, we mapped out a detailed sequence of reviews of our Annual and Interim Reports that must occur rather than merely stating that additional reviews should occur as necessary.

      In addition, during the preparation and review of the financial statements for the fiscal periods ended June 30, 2005, an error was identified in the spreadsheet used to compute the line item referred to as "Portfolio Turnover" in the Financial Highlights section, which existed at December 31, 2004 and had not yet been addressed in the remediation process. Although the error has been corrected in the financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and did not have a material impact on previously issued financial statements, we have determined that additional reviews of the Financial Highlights spreadsheets are required before the material weakness can be remediated.

      We will continue to evaluate the effectiveness of internal controls and procedures on an ongoing basis. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all controls issues within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

      If we are unable to remediate the identified material weakness in our internal controls or if we have other significant deficiencies or material weaknesses in our internal controls, our ability to report financial results on a timely and accurate basis may be adversely affected.

      We expect that the market price of our Common Stock will be volatile.

      The price of the Common Stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:

     . price and volume fluctuations in the overall stock market from time to time;

     . significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;

     . volatility resulting from trading in derivative securities related to our Common Stock may include puts, calls, long-term equity anticipation securities, or LEAPs, or short trading positions;

     . changes in regulatory policies or tax guidelines with respect to business development companies or regulated investment companies;

     . actual or anticipated changes in our net asset value or fluctuations in our operating results or changes in the expectations of securities analysts;

     .   announcements regarding any of our portfolio companies;

     . announcements regarding developments in the nanotechnology field in general;

     . announcements regarding government funding and initiatives related to the development of nanotechnology;

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

     .   general economic conditions and trends; and/or

     .   departures of key personnel.

      We will not have control over many of these factors but expect that our stock price may be influenced by them. As a result, our stock price may be volatile and you may lose all or part of your investment.

      Quarterly results fluctuate and are not indicative of future quarterly performance.

      Our quarterly operating results fluctuate as a result of a number of factors. These factors include, among others, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we and our portfolio companies encounter competition in our markets and general economic and capital markets conditions. As a result of these factors, results for any one quarter should not be relied upon as being indicative of performance in future quarters.

      To the extent that we do not realize income or retain after-tax realized capital gains, we may have a greater need for additional capital to fund our investments and operating expenses.

      As a RIC, we must annually distribute at least 90 percent of our investment company taxable income as a dividend and may either distribute or retain our realized net capital gains from investments. As a result, these earnings may not be available to fund investments. If we fail to generate net realized capital gains or to obtain funds from outside sources, it would have a material adverse effect on our financial condition and results of operations as well as our ability to make follow-on and new investments. Because of the structure and objectives of our business, we generally expect to experience net operating losses and rely on proceeds from sales of investments, rather than on investment income, to defray a significant portion of our operating expenses. These sales are unpredictable and may not occur. In addition, as a business development company, we are generally required to maintain a ratio of at least 200 percent of total assets to total borrowings, which may restrict our ability to borrow to fund these requirements. Lack of capital could curtail our investment activities or impair our working capital.

      Investment in foreign securities could result in additional risks.

      The Company may invest in foreign securities, although we currently have no investments in foreign securities. If we invest in securities of foreign issuers, we may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, social, political and economic instability, differences in securities regulation and trading, expropriation or nationalization of assets, and foreign taxation issues. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of our securities and could favorably or unfavorably affect our operations. It may also be more difficult to obtain and enforce a judgment against a foreign issuer. Any foreign investments made by us must be made in compliance with U.S. and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments.

Risks related to this offering.

      Investing in our stock is highly speculative and an investor could lose some or all of the amount invested.

      Our investment objective and strategies result in a high degree of risk in our investments and may result in losses in the value of our investment portfolio. Our investments in portfolio companies are highly speculative and, therefore, an investor in our Common Stock may lose his or her entire investment. The value of our Common Stock may decline and may be affected by numerous market conditions, which could result in the loss of some or all of the amount invested in our Common Stock. The securities markets frequently experience extreme price and volume fluctuations which affect market prices for securities of companies generally, and technology and very small capitalization companies in particular. Because of our focus on the technology and very small capitalization sectors, and because we are a small capitalization company ourselves, our stock price is especially likely to be affected by these market conditions. General economic conditions, and general conditions in the Internet and information technology, life sciences, nanotechnology, tiny technology, materials science and other high technology industries, may also affect the price of our Common Stock.

      We will have discretion over the use of proceeds of this offering.

      We will have flexibility in applying the proceeds of this offering. We may pay operating expenses, including due diligence expenses of potential new investments, from the net proceeds. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of the offering, pending full investment, are used to pay operating expenses.

      Our shares might trade at discounts from net asset value or at premiums that are unsustainable over the long term.

      Shares of business development companies like us may, during some periods, trade at prices higher than their net asset value and during other periods, as frequently occurs with closed-end investment companies, trade at prices lower than their net asset value. The possibility that our shares will trade at discounts from net asset value or at premiums that are unsustainable over the long term are risks separate and distinct from the risk that our net asset value will decrease. The risk of purchasing shares of a business development company that might trade at a discount or unsustainable premium is more pronounced for investors who wish to sell their shares in a relatively short period of time because, for those investors, realization of a gain or loss on their investments is likely to be more dependent upon the existence of a premium or discount than upon portfolio performance. Our Common Stock may not trade at a price higher than or equal to net asset value. On August 1, 2005, our stock closed at $13.16 per share, a premium of $8.55 over our net asset value per share of $4.61 as of June 30, 2005.

      Our former independent public accountant, Arthur Andersen LLP, no longer practices, and you may be unable to exercise effective remedies against it in any legal action.

      Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for prior fiscal periods through December 31, 2001, certain information of which is included in the Selected Condensed Consolidated Financial Data section of this Prospectus. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC. On
May 31, 2005, the U.S. Supreme Court reversed the 2002 conviction and remanded the case to lower federal courts.

      We were unable to obtain Arthur Andersen LLP's consent to use the information in the Selected Condensed Consolidated Financial Data section in this Prospectus. Rule 437(a) under the Securities Act of 1933, or the Securities Act, permits us to dispense with the requirement to file their consent. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to the Selected Condensed Consolidated Financial Data section in this Prospectus or any other filing we may make with the SEC, including, with respect to this offering or any other offering registered under the Securities Act, any claim under Section 1l of the Securities Act. In addition, even if you were able to assert a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements for the fiscal periods through December 31, 2001.

      You have no right to require us to repurchase your shares.

      You do not have the right to require us to repurchase your shares of Common Stock.

                          FORWARD-LOOKING INFORMATION

      This Prospectus may contain "forward-looking statements" based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may," "continue" and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of several factors more fully described in "Risk Factors" and elsewhere in this Prospectus. The forward-looking statements made in this Prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. More detailed information regarding the proceeds of a specific offering will be provided in the prospectus supplement related to such offering.

                                USE OF PROCEEDS

      We estimate the total net proceeds of the offering for the remaining 3,550,000 shares to be up to $43,574,920 based on the last reported price for our Common Stock on August 1, 2005 of $13.16 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. However, there can be no assurances as to the amount of proceeds unless and until we effect an offering and determine the offering price and the number of the shares to be sold.

      We expect to invest or reserve for potential follow-on investment the net proceeds of any offering within two years from the completion of such offerings. Reserves for follow-on investments referred to above in any particular initial investment may be no more than the greater of twice the investment to date or five times the initial investment in the case of seed-stage investments. Although we intend to make our initial investments exclusively in companies that we believe are involved significantly in tiny technology, we may also make follow-on investments in existing portfolio companies involved in other technologies. Pending investment in portfolio companies, we intend to invest the net proceeds of any offering of our Common Stock in time deposits and/or income-producing securities that are issued or guaranteed by the federal government or an agency of the federal government or a government owned corporation, which are likely to yield less than our operating expense ratio. We may also use the proceeds of this offering for operating expenses, including due diligence expenses on potential investments. If we pay operating expenses from the proceeds, it will reduce the net proceeds of the offering that we will have available for investment.

                          PRICE RANGE OF COMMON STOCK

      Our Common Stock is traded on the Nasdaq National Market under the symbol "TINY."

      The following table sets forth for the quarters indicated, the high and low sale prices on the Nasdaq National Market per share of our Common Stock and the net asset value and the premium or discount from net asset value per share at which the shares of Common Stock were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

                                                               Premium or
                                                               Discount as a
                                Market Price  Net Asset Value   % of NAV
                                -----------  ("NAV") Per Share -------------
       Quarter Ended            High    Low  at End of Period  High    Low
       -------------            -----  ----- ----------------- -----  -----
       March 31, 2003..........  3.99   2.36       2.26         76.5    4.4
       June 30, 2003...........  7.95   2.71       2.22        258.1   22.1
       September 30, 2003......  9.49   4.47       2.11        349.8  111.8
       December 31, 2003....... 12.29   6.18       2.95        316.6  109.5

       March 31, 2004.......... 20.70  11.47       3.01        587.7  281.1
       June 30, 2004........... 23.60  10.77       2.85        728.1  277.9
       September 30, 2004...... 13.90   7.07       4.44        213.1   59.2
       December 31, 2004....... 16.70  10.29       4.33        285.7  137.6

       March 31, 2005.......... 16.80  11.30       4.20        300.0  169.0
       June 30, 2005........... 13.38  10.01       4.61        190.2  117.1
       Third Quarter
         through August 1, 2005 13.85  11.74         --           --     --

      The shares of our Common Stock have historically traded at times at a discount and at other times at a premium to net asset value. Since 2003, our shares of Common Stock have traded at a premium to net asset value. The last reported price for our Common Stock on August 1, 2005 was $13.16 per share. As of August 1, 2005, we had approximately 138 shareholders of record.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

      The information contained in this section should be read in conjunction with our unaudited June 30, 2005 and our audited December 31, 2004 Consolidated Financial Statements and the Notes thereto. In addition, this Prospectus contains certain forward-looking statements. These statements include the plans and objectives of management for future operations and financial objectives and can be identified by the use of forward-looking terminology such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may" or "continue" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.

      Information presented for portfolio companies has been obtained from the portfolio companies.

Background and Overview

      We incorporated under the laws of the state of New York in August 1981. In 1983, we completed an initial public offering and invested $406,936 in Otisville BioTech, Inc., which also completed an initial public offering later that year. In 1984, Charles E. Harris purchased a controlling interest in us, which resulted in his also becoming the control person in Otisville. We then divested our other assets and became a financial services company, with the investment in Otisville as the initial focus of our business activity. We hired new management for Otisville, and Otisville acquired new technology targeting the development of a human blood substitute.

      By 1988, we operated two insurance brokerages and a trust company as wholly-owned subsidiaries. In 1989, Otisville changed its name to Alliance Pharmaceutical Corporation, and by 1990, we had completed selling our $406,936 investment in Alliance for total proceeds of $3,923,559.

      In 1992, we sold our insurance brokerage and trust company subsidiaries to their respective managements and registered as an investment company under the 1940 Act, commencing operations as a closed-end, non-diversified investment company. In 1995, we elected to become a business development company subject to the provisions of Sections 55 through 65 of the 1940 Act. Throughout our corporate history, we have made early stage venture capital investments in a variety of industries. We define venture capital investments as investments in start-up firms and small businesses with exceptional growth potential. In 1994, we made our first tiny technology investment. From August 2001 through the present, all 24 of our initial investments have been exclusively in tiny technology.

      Since our investment in Otisville in 1983, we have made a total of 66 venture capital investments, including four private placement investments, in securities of publicly traded companies. We have sold 40 of these 66 investments, realizing total proceeds of $108,496,803 on our invested capital of $42,562,069. Seventeen of these 40 investments were profitable. As measured from first dollar in to last dollar out, the average and median holding periods for these 40 investments were 3.5 years and 3.2 years, respectively. As measured by the 131 separate rounds of investment within these 40 investments, the average and median holding periods for the 131 separate rounds of investment were 2.7 years and 2.4 years, respectively. At June 30, 2005, we valued the 26 venture capital investments remaining in our portfolio at $45,421,482, or 57.1 percent of our net assets, including unrealized appreciation of $10,367,462. At June 30, 2005, from first dollar in, the average and median holding periods for these 26 venture capital investments were 2.9 years and 2.0 years, respectively. As measured by the 65 separate rounds of investment within these 26 investments, the average and median holding periods for the 65 separate rounds of investment were 2.6 years and 1.4 years, respectively.

      We have invested a substantial portion of our assets in venture capital investments of private, development stage or start-up companies. These private businesses tend to be thinly capitalized, unproven, small companies that lack management depth, have little or no history of operations and are developing unproven technologies. At June 30, 2005, $22,635,955, or 28.5 percent, of our net assets consisted of private venture capital investments at fair value, net of unrealized depreciation of $8,006,691. At December 31, 2004,

$18,508,138, or 24.8 percent, of our net assets at fair value consisted of private venture capital investments, net of unrealized depreciation of $9,577,094.

      At June 30, 2005, $22,785,527, or 28.7 percent of our net assets, consisted of common shares of NeuroMetrix, Inc., a publicly traded venture capital investment, valued at market value, of which unrealized appreciation was $18,374,153. Prior to January 18, 2005, our ownership interest in NeuroMetrix, Inc., was not in freely tradable securities, and prior to March 31, 2005 the fair value for our investment in NeuroMetrix, Inc., was determined in good faith by our Valuation Committee within guidelines established by our Board of Directors.

      We value our private venture capital investments each quarter at fair value as determined in good faith by our Valuation Committee within guidelines established by our Board of Directors in accordance with the 1940 Act.

      We have discretion in the investment of our capital. However, we invest primarily in illiquid equity securities of private companies. Generally, these investments take the form of preferred stock, are subject to restrictions on resale and have no established trading market. Our principal objective is to achieve long-term capital appreciation. Therefore, a significant portion of our investment portfolio provides little or no income in the form of dividends or interest. We earn interest income from fixed-income securities, including U.S. government and government agency securities. The amount of interest income we earn varies with the average balance of our fixed-income portfolio and the average yield on this portfolio and is not expected to be material to our results of operations.

      We present the financial results of our operations utilizing accounting principles generally accepted in the United States for investment companies. On this basis, the principal measure of our financial performance during any period is the net increase/(decrease) in our net assets resulting from our operating activities, which is the sum of the following three elements:

      Net Operating Income / (Loss)--the difference between our income from interest, dividends, and fees and our operating expenses.

      Net Realized Income / (Loss) on Investments--the difference between the net proceeds of sales of portfolio securities and their stated cost, and income from interests in limited liability companies.

      Net Increase / (Decrease) in Unrealized Appreciation or Depreciation on Investments--the net unrealized change in the value of our investment portfolio.

      Owing to the structure and objectives of our business, we generally expect to experience net operating losses and seek to generate increases in our net assets from operations through the long term appreciation of our venture capital investments. We have relied, and continue to rely, on proceeds from sales of investments, rather than on investment income, to defray a significant portion of our operating expenses. Because such sales are unpredictable, we attempt to maintain adequate working capital to provide for fiscal periods when there are no such sales.

                SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

                              BALANCE SHEET DATA

Financial Position as of:

                                                           December 31,
-                                   -----------------------------------------------------------
                                       2004        2003        2002        2001        2000
                                    ----------- ----------- ----------- ----------- -----------
Total assets....................... $79,361,451 $44,115,128 $35,951,969 $39,682,367 $43,343,423
Total liabilities.................. $ 4,616,652 $ 3,432,390 $ 8,695,923 $15,347,597 $11,509,948
Net assets......................... $74,744,799 $40,682,738 $27,256,046 $24,334,770 $31,833,475
Net asset value per outstanding
  share............................ $      4.33 $      2.95 $      2.37 $      2.75 $      3.51
Cash dividends paid................ $      0.00 $      0.00 $      0.00 $      0.00 $   184,817
Cash dividends paid per outstanding
  share............................ $      0.00 $      0.00 $      0.00 $      0.00 $      0.02
Shares outstanding, end of year....  17,248,845  13,798,845  11,498,845   8,864,231   9,064,231

                                OPERATING DATA

                                                           For the twelve months ended
                                                                   December 31,
                                      ---------------------------------------------------------------------
                                          2004         2003           2002            2001         2000
                                      -----------  -----------  -----------       -----------  ------------
Total investment income.............. $   637,562  $   167,785  $   253,461       $   510,661  $    687,050
Total expenses/(1)/.................. $ 4,046,341  $ 2,731,527  $ 2,124,549       $ 1,035,221  $ (2,623,200)
Net operating (loss) income.......... $(3,408,779) $(2,563,742) $(1,871,088)      $  (524,560) $  3,310,250
Net realized income (loss) from
  investments........................ $   858,503  $  (984,925) $ 2,390,302       $ 1,276,366  $ 18,963,832
Net realized (loss) income........... $(2,550,276) $(3,548,667) $   519,214       $   751,806  $ 22,274,082
Net decrease (increase) in unrealized
  depreciation on investments........ $   484,162  $   343,397  $(3,241,408)      $(7,641,044) $(37,781,289)
Net decrease in net assets resulting
  from operations.................... $(2,066,114) $(3,205,270) $(2,722,194)      $(6,889,238) $(15,507,207)
Decrease in net assets resulting from
  operations per average outstanding
  share.............................. $     (0.13) $     (0.28) $     (0.27)/(2)/ $     (0.78) $      (1.71)

------------------

(1) Included in total expenses are the following profit-sharing expenses/(reversals): $311,594 in 2004; ($163,049) in 2002; ($984,021) in
    2001; ($4,812,675) in 2000.

                      SELECTED QUARTERLY DATA (UNAUDITED)

                                                                                            2005
                               BALANCE SHEET DATA                                -------------------------
                                                                                    June 30      March 31
                                                                                 ------------  -----------
Total assets.................................................................... $103,994,225  $76,772,881
Total liabilities............................................................... $ 24,481,022  $ 4,261,529
Net assets...................................................................... $ 79,513,203  $72,511,352
Net asset value per outstanding share........................................... $       4.61  $      4.20
Cash dividends paid.............................................................           --  $        --
Cash dividends paid per outstanding share.......................................           --  $        --
Shares outstanding, end of quarter..............................................   17,248,845   17,248,845

                                                                                            2005
                                 OPERATING DATA                                  -------------------------
                                                                                    June 30      March 31
                                                                                 ------------  -----------
Total investment income......................................................... $    158,717  $   260,108
Net operating loss.............................................................. $ (3,302,094) $  (745,590)
Net increase (decrease) in net assets resulting from operations................. $  7,001,847  $(2,233,447)
Net (decrease) increase in net assets resulting from operations per average
  outstanding share............................................................. $       0.41  $     (0.13)

                                                                               2004
                                                       ---------------------------------------------------
                                                       December 31  September 30    June 30      March 31
                                                       -----------  ------------ ------------  -----------
Total investment income............................... $   248,214  $   253,581  $     79,231  $    56,536
Net operating loss.................................... $  (905,557) $  (978,773) $   (774,584) $  (749,865)
Net increase (decrease) in net assets resulting from
  operations.......................................... $(1,760,713) $ 1,111,121  $ (2,237,037) $   820,515
Net (decrease) increase in net assets resulting from
  operations per average outstanding share............ $     (0.09) $      0.06  $      (0.16) $      0.06

                                                                               2003
                                                       ---------------------------------------------------
                                                       December 31  September 30    June 30      March 31
                                                       -----------  ------------ ------------  -----------
Total investment income............................... $    21,933  $    30,612  $     50,564  $    64,676
Net operating loss.................................... $  (679,947) $  (572,346) $   (726,989) $  (584,460)
Net (decrease) in net assets resulting from
  operations.......................................... $  (175,136) $(1,270,298) $   (544,709) $(1,215,127)
Net (decrease) in net assets resulting from operations
  per average outstanding share....................... $     (0.01) $     (0.11) $      (0.05) $     (0.11)

Results of Operations

Three months ended June 30, 2005, as compared with the three months ended June 30, 2004

      We had a net increase in net assets resulting from operations of $7,001,847 in the three months ended June 30, 2005, as compared with a net decrease in net assets resulting from operations of $2,237,037 in the three months ended June 30, 2004.

  Investment Income and Expenses:

      We had net operating losses of $ 3,302,094 and $774,584 for the three months ended June 30, 2005, and June 30, 2004, respectively.

      Operating expenses were $3,460,811 and $853,815 for the three months ended June 30, 2005, and June 30, 2004, respectively. The increase in expenses for the three months ended June 30, 2005, as compared with the three months ended June 30, 2004, is primarily a result of the increase to the profit sharing plan provision of $2,012,465 resulting from an increase of $11,921,734 in the valuation of our investment in NeuroMetrix, Inc. during the three months ended June 30, 2005. In addition, professional fees increased by $139,244, or
176.5 percent, primarily as a result of ongoing expenses of compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. An increase in administration and operations expense of $300,368, or 160.8 percent, is primarily owing to the increase in expenses associated with proxy solicitation for non-routine matters and increases in the cost of directors' and officers' liability insurance.

  Realized Income and Losses from Investments:

      During the three months ended June 30, 2005, we realized net losses of $1,386,741, and during the three months ended June 30, 2004, we realized income of $2,580, before taxes.

      Net realized losses for the three months ended June 30, 2005, consisted primarily of the realized loss from the sale of our investment in Nanotechnologies, Inc., of $1,091,209 and the loss on the sale of the assets underlying our investment in Optiva Inc., of $294,245.

  Unrealized Appreciation or Depreciation on Investments:

      Net unrealized appreciation on total investments increased by $11,691,316, or 710.7 percent, during the three months ended June 30, 2005, from net unrealized depreciation of $1,645,024 at March 31, 2005, to net unrealized appreciation of $10,046,292 at June 30, 2005. Net unrealized depreciation on total investments increased by $1,463,921, or 91.9 percent, during the three months ended June 30, 2004, from $1,592,929 at March 31, 2004, to $3,056,850 at June 30, 2004.

      During the three months ended June 30, 2005, net unrealized appreciation on our venture capital investments increased by $11,551,546, from net unrealized depreciation of $1,184,084 at March 31, 2005, to net unrealized appreciation of $10,367,462 at June 30, 2005, primarily owing to an increase in the valuation of our investment in NeuroMetrix, Inc., of $11,921,734, and realization of the losses on the sale of our investment in Nanotechnologies, Inc., of $1,091,209 and the sale of the assets underlying our investment in Optiva, Inc., of $675,000. In addition, decreases in the valuations of Zia Laser, Inc., Nanopharma Corp. and NanoOpto Corporation decreased our unrealized appreciation by $750,000, $563,097, and $571,283, respectively.

      During the three months ended June 30, 2004, we recorded a net increase of $1,264,290 in unrealized depreciation of our venture capital investments, primarily owing to increases in unrealized depreciation of Nanotechnologies, Inc., and Optiva, Inc., of $638,840 and $625,000, respectively.

Six months ended June 30, 2005, as compared with the six months ended June 30, 2004

      We had a net increase in net assets resulting from operations of $4,768,404 in the six months ended June 30, 2005, as compared with a net decrease in net assets resulting from operations of $1,416,522 for the six months ended June 30, 2004.

  Investment Income and Expenses:

      We had net operating losses of $ 4,042,681 and $1,524,449, for the six months ended June 30, 2005, and June 30, 2004, respectively.

      Operating expenses were $4,466,507 and $1,660,216 for the six months ended June 30, 2005, and June 30, 2004, respectively. The increase in expenses for the six months ended June 30, 2005, as compared with the six months ended June 30, 2004, is primarily related to an increase of $1,700,871 in the profit sharing expense resulting from an increase of $9,671,705 in the valuation of our investment in NeuroMetrix, Inc. Salaries and benefits increased by $217,118, or 22.5 percent, primarily as a result of the addition of four full-time employees, and secondarily to increases in salary and benefits for existing employees. Administration and operations increased by $463,031, or 133.8 percent, as a result of increased expenses owing to proxy solicitation for non-routine matters and increases in the cost of our directors' and officers' liability insurance. Professional fees increased by $332,648, or 210.6 percent, owing to expenses associated with the implementation of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

  Realized Income and Losses on Investments:

      During the six months ended June 30, 2005, we realized losses of $2,427,785 as compared with realized income of $795,969 for the six months ended June 30, 2004, before taxes.

      During the six months ended June 30, 2005, we realized losses on the sale of investments including $1,358,286 for Agile Materials & Technologies, Inc., and $1,091,209 for Nanotechnologies, Inc. We also realized a loss of $294,245 from the sale of the assets underlying our investment in Optiva, Inc. These realized losses were partially offset by the realized gain of $255,486 on the sale of our investment in NanoGram Devices Corporation.

      During the six months ended June 30, 2004, our realized net gains of $795,969 consisted primarily of a realized gain of $1,681,259 resulting from the sale of our investment in NanoGram Devices Corporation, offset by a realized loss of $915,108 resulting from the sale of our shares of Series D Convertible Preferred Stock in NeoPhotonics Corporation.

  Unrealized Appreciation or Depreciation on Investments:

      Net unrealized appreciation on total investments increased by $11,243,721 or 939.0 percent, during the six months ended June 30, 2005, from net unrealized depreciation of $1,197,429 at December 31, 2004, to net unrealized appreciation of $10,046,292 at June 30, 2005. Net unrealized depreciation on investments increased by $680,134, or 28.6 percent, during the six months ended June 30, 2004, from $2,376,716 at December 31, 2003, to $3,056,850 at June 30,
2004.

      During the six months ended June 30, 2005, we recorded a net increase of $11,242,108 in unrealized appreciation of our venture capital investments, primarily as a result of an increase in unrealized appreciation of NeuroMetrix, Inc., of $9,671,705. In addition, unrealized appreciation increased as a result of the realization of losses on the sale of our investments in Agile Materials and Technologies, Inc. of $1,364,081, Nanotechnologies, Inc., of $917,410 and the sale of the assets underlying our investment in Optiva, Inc., of $675,000. Changes in valuation resulted in increased appreciation on our investment in Nantero, Inc., of $813,771 and decreased appreciation on our investments in Zia Laser, Inc., of $750,000 and Nanopharma Corporation of $563,097.

      During the six months ended June 30, 2004, we recorded a net increase of $452,638 in unrealized depreciation of our venture capital investments, primarily as a result of an increase in unrealized depreciation of Nanotechnologies, Inc., of $638,840 and Optiva, Inc., of $625,000, offset by the realization of the loss of $915,108 on the sale of our shares of Series D Convertible Preferred stock in NeoPhotonics Corporation.

Years Ended December 31, 2004, 2003, and 2002

      During the three years ended December 31, 2004, 2003, and 2002, we had net decreases in net assets resulting from operations of $2,066,114, $3,205,270 and $2,722,194, respectively.

  Investment Income and Expenses:


      During the three years ended December 31, 2004, 2003, and 2002, we had net operating losses of $3,408,779, $2,563,742 and $1,871,088, respectively. The variation in these results is primarily owing to the changes in operating expenses. During the three years ended December 31, 2004, 2003, and 2002, operating expenses were $4,046,341, $2,731,527 and $2,124,549, respectively. The increase during 2004 resulted primarily owing to increases in profit-sharing provision, salaries and benefits, administration and operations and professional fees. In 2004, the profit-sharing provision increased by $311,594, or 100 percent. The profit-sharing provision changes as a result of realized gains and losses and increases and decreases in unrealized appreciation. The increase in the profit-sharing provision is primarily a result of the increase in the value of our investment in NeuroMetrix, Inc., which completed its IPO on July 22, 2004. Salaries and benefits increased by $387,396, or 25.1 percent, primarily as a result of the addition of four employees, partially offset by a decrease in mandatory retirement plan pension expense that was being amortized through December 31, 2004. Administration and operations increased by $272,345, or 61.0 percent, primarily as the result of an increase in travel expenses associated with additional investments in portfolio companies, an increase in expenses related to the preparation and distribution of the annual and quarterly reports and proxy statement owing to the increased number of shareholders, and an increase in director and officer liability insurance. The premium expense for directors' and officers' liability insurance increased by $94,258 to $172,229 in 2004, and the premium expense for 2005 is estimated to be $535,000. Professional fees increased by $363,516, or
119.7 percent, almost entirely owing to the expenses associated with implementation of the Sarbanes-Oxley Act of 2002 and policies under the 1940 Act, which require a comprehensive compliance program. We estimate that our total incremental direct and indirect expenses in 2004 associated with the Sarbanes-Oxley Act of 2002 and compliance policies under the 1940 Act totaled $316,000.


      The increase in operating expenses during 2003 was primarily owing to increases in salary and benefits. During 2003, the full-year effect of a new employee who started in September 2002 was realized. In addition, we recorded an expense of $225,000 for the establishment of a Mandatory Retirement Plan.

  Realized Income and Losses from Investments:

      During the three years ended December 31, 2004, 2003 and 2002, we had realized income (losses) from investments of $813,994, ($971,164) and $3,284,737, respectively.

      During 2004, our realized income from investments of $813,994 consisted primarily of a realized gain of $1,681,259 from the sale of our investment in NanoGram Devices Corporation, partially offset by a realized loss of $915,108 from the sale of our shares of Series D Convertible Preferred Stock in NeoPhotonics Corporation.

      During 2003, we realized a loss of $1,000,001 on the tax write-off of our investment in Kriton, Inc., which had been previously written-off for book purposes. As a result of the loss realized in 2003 on the tax write-off of Kriton Medical, Inc., unrealized appreciation increased by $1,000,001.

      During 2002, we realized a gain of $4,776,360 from the liquidation of our partnership interest in PHZ Capital Partners L.P., and losses of $350,583 and $1,248,825 from the liquidation of Informio, Inc., and the sale of our previously written-off investment in Schwoo, Inc., respectively.

  Unrealized Appreciation or Depreciation on Investments:

      During the years ended December 31, 2004, 2003 and 2002, net unrealized depreciation on investments decreased (increased) by $1,179,288, $343,397 and ($3,936,534), respectively.

      During 2004, net unrealized depreciation on investments decreased owing to the higher valuation of our investment in NeuroMetrix, Inc., of $6,288,405, and the realization of our loss of $915,108 on the sale of our shares of Series D Convertible Preferred Stock in NeoPhotonics. Decreases in the valuations of the following investments increased our unrealized depreciation by the following amounts: Agile Materials and Technologies, Inc., $614,081, Continuum Photonics, Inc., $1,162,208, Experion Systems, Inc., $630,497, Nanotechnologies, Inc., $1,275,373 and Optiva, Inc., $2,000,000.

      During 2003, net unrealized depreciation on investments decreased owing to higher valuation of our investments in Continuum Photonics, Inc., of $226,046 and Nanotechnologies, Inc., of $357,963, and as a result of the $1,000,000 loss realized in 2003 on the write-off of Kriton Medical, Inc. Decreases in the valuations of the following venture capital investments increased our net unrealized depreciation in the following amounts: Agile Material and Technologies, Inc., $750,000, Experion Systems, Inc., $325,662 and NeoPhotonics Corporation, $345,558.

      During the year ended December 31, 2002, net unrealized depreciation increased by $3,936,534 owing to decreases in the valuations of our venture capital investments of $3,933,834, including the decrease in valuation of NeuroMetrix, Inc., of $1,986,081.

Financial Condition

Six Months ended June 30, 2005

      Our total assets and net assets were $103,994,225 and $79,513,203, respectively, at June 30, 2005, as compared with $79,361,451 and $74,744,799 at December 31, 2004.

      Net asset value per share was $4.61 at June 30, 2005, as compared with $4.33 at December 31, 2004. Our shares outstanding were unchanged during the six months ended June 30, 2005.

      Significant developments in the six months ended June 30, 2005, were an increase in the value of our venture capital investments of $13,799,522 and a decrease in the value of our investment in U.S. government and government agency securities of $8,248,104. The increase in the value of our venture capital investments, from $31,621,960 at December 31, 2004, to $45,421,482 at June 30, 2005, resulted primarily from the increase in value of our investment in NeuroMetrix, Inc., from $13,113,822 at December 31, 2004, to $22,785,527 at June 30, 2005, and three new and six follow-on investments. The increase in our assets also reflects temporary timing differences resulting from the purchase of U.S. government and government agency securities prior to the end of the second quarter of $18,297,158, with payment for such purchase due in the third quarter.

      The following table is a summary of additions to our portfolio of venture capital investments during the six months ended June 30, 2005:

                     New Investment                Amount
                     --------------              ----------
                     eLite Optoelectronics, Inc. $1,000,000
                     Kereos, Inc................ $  800,000
                     Zia Laser, Inc............. $1,500,000

                     Follow-on Investment
                     --------------------
                     Cambrios, Inc.............. $  511,006
                     Nanomix, Inc............... $  250,000
                     NanoOpto Corporation....... $  411,741
                     Nanopharma Corp............ $  100,000
                     Nantero, Inc............... $  571,329
                     Starfire Systems, Inc...... $  500,000
                                                 ----------
                     Total...................... $5,644,076
                                                 ==========

      The following tables summarize the values of our portfolios of venture capital investments and U.S. government and government agency securities, as compared with their cost, at June 30, 2005, December 31, 2004, and December 31, 2003:

                                                                         December 31,
                                                        June 30,   ------------------------
                                                          2005         2004         2003
                                                      -----------  -----------  -----------
Venture capital investments, at cost................. $35,054,020  $32,496,605  $17,481,879
Unrealized appreciation (depreciation)/(1)/..........  10,367,462     (874,645)  (2,375,303)
                                                      -----------  -----------  -----------
Venture capital investments, at fair value........... $45,421,482  $31,621,960  $15,106,576
                                                      ===========  ===========  ===========

                                                                         December 31,
                                                        June 30,   ------------------------
                                                          2005         2004         2003
                                                      -----------  -----------  -----------
U.S. government and agency obligations, at cost...... $36,695,789  $44,945,505  $27,121,899
Unrealized depreciation/(1)/.........................    (321,171)    (322,783)      (1,413)
                                                      -----------  -----------  -----------
U.S. government and agency obligations, at fair value $36,374,618  $44,622,722  $27,120,486
                                                      ===========  ===========  ===========

------------------

(1) At June 30, 2005, the accumulated unrealized appreciation on investments, including deferred taxes, was $8,506,248. At December 31, 2004, and December 31, 2003, the accumulated unrealized depreciation on investments, including deferred taxes, was $2,737,473 and $3,221,635, respectively.

      The following table summarizes the value composition of our venture capital investment portfolio at June 30, 2005, December 31, 2004, and
December 31, 2003. NeuroMetrix, Inc., accounted for 99.5 percent, 97.6 percent and 85.6 percent of the "Other Venture Capital Investments," at June 30,
2005, December 31, 2004, and December 31, 2003, respectively.

                                                       December 31,
                                              June 30, ------------
            Category                            2005    2004   2003
            --------                          -------- -----  -----
            Tiny Technology..................   49.6%   57.5%  60.7%
            Other Venture Capital Investments   50.4%   42.5%  39.3%
                                               -----   -----  -----
            Total Venture Capital Investments  100.0%  100.0% 100.0%
                                               =====   =====  =====

      The following table summarizes the fair value composition of our venture capital investment portfolio that was still privately held at June 30, 2005, December 31, 2004, and December 31, 2003. NeuroMetrix, Inc., became a publicly held company in July 2004.

                                                              December 31,
                                                     June 30, ------------
    Category                                           2005    2004   2003
    --------                                         -------- -----  -----
    Tiny Technology.................................   99.4%   98.2%  60.7%
    Other Privately Held Venture Capital Investments     .6%    1.8%  39.3%
                                                      -----   -----  -----
    Total Private Venture Capital Investments.......  100.0%  100.0% 100.0%
                                                      =====   =====  =====

Year ended December 31, 2004

      At December 31, 2004, our total assets and net assets were $79,361,451 and $74,744,799, respectively. Our net asset value per share ("NAV") at that date was $4.33, and our shares outstanding increased to 17,248,845 as compared with 13,798,845 at December 31, 2003.

      During the 12 months ended December 31, 2004, significant financial developments included the receipt of net proceeds of $36,501,000, less costs of $372,825, for a total of $36,128,175, from the issuance of 3,450,000 new shares of our Common Stock in an underwritten public offering. In addition, the value of our venture capital investments increased by $16,515,384 to $31,621,960, primarily reflecting nine new venture capital investments and 10 follow-on investments totaling $16,709,107, the sale of our investment in NanoGram Devices and the net increase in the valuation of our venture capital investments.

      During the 12 months ended December 31, 2004, the net increase in the valuation of our venture capital investments was primarily owing to an increase in the valuation of our investment in NeuroMetrix, Inc., of $6,288,405, partially offset by decreases in the valuation of our investments in Agile Materials & Technologies, Inc., Continuum Photonics, Inc., Experion Systems, Inc., Nanotechnologies, Inc., and Optiva, Inc., of $614,081, $1,162,208, $630,497, $1,275,373 and $2,000,000, respectively.

      On July 27, 2004, NeuroMetrix, Inc., completed its IPO. Our preferred stock was converted into 1,137,570 shares of Common Stock that were subject to a 180-day lock-up period that expired on January 18, 2005. The valuation of our investment in NeuroMetrix, Inc., at December 31, 2004, reflects a 1.9 percent discount to the market price.


      The increase in the value of our investment in U.S. government and agency obligations, from $27,120,486 at December 31, 2003, to $44,622,722 at December 31, 2004, resulted primarily from the receipt of net proceeds of $36,128,175 from our 2004 public offering, partially offset by nine new venture capital investments and ten follow-on investments totaling $16,709,107, as well as by operating expenses.


      The following table is a summary of additions to our portfolio of venture capital investments during the 12 months ended December 31, 2004:

                New Investment                         Amount
                --------------                       -----------
                Cambrios Technologies Corporation... $   783,019
                Crystal IS, Inc..................... $   199,983
                CSwitch, Inc........................ $ 1,000,000
                Molecular Imprints, Inc............. $ 2,000,000
                Nanomix, Inc........................ $ 2,250,000
                NeoPhotonics Corporation............ $ 1,925,000
                Nextreme Thermal Solutions, Inc..... $   500,000
                Solazyme, Inc....................... $   310,000
                Starfire Systems, Inc............... $   250,000

                Follow-on Investment
                --------------------
                Agile Materials & Technologies, Inc. $   376,008
                Continuum Photonics, Inc............ $   839,000
                Experion Systems, Inc............... $   121,262
                NanoGram Corporation................ $ 1,000,000
                NanoOpto Corporation................ $ 1,921,252
                Nanopharma Corp..................... $   550,000
                Nanotechnologies, Inc............... $   171,492
                NeoPhotonics Corporation............ $    12,092
                NeuroMetrix, Inc.................... $ 1,749,999
                Optiva, Inc......................... $   750,000
                                                     -----------
                Total............................... $16,709,107
                                                     ===========

      The following tables summarize the fair values of our portfolios of venture capital investments and U.S. government and agency obligations, as compared with their costs, at December 31, 2004, and December 31, 2003:

                                                            December 31,
                                                      ------------------------
                                                          2004         2003
                                                      -----------  -----------
Venture capital investments, at cost................. $32,496,605  $17,481,879
Unrealized depreciation/(1)/.........................    (874,645)  (2,375,303)
                                                      -----------  -----------
Venture capital investments, at fair value........... $31,621,960  $15,106,576
                                                      ===========  ===========

                                                            December 31,
                                                      ------------------------
                                                          2004         2003
                                                      -----------  -----------
U.S. government and agency obligations, at cost...... $44,945,505  $27,121,899
Unrealized depreciation/(1)/.........................    (322,783)      (1,413)
                                                      -----------  -----------
U.S. government and agency obligations, at fair value $44,622,722  $27,120,486
                                                      ===========  ===========

------------------

(1) At December 31, 2004 and December 31, 2003, the accumulated unrealized depreciation on investments, including deferred taxes, was $2,737,473 and $3,221,635, respectively.

      The following table summarizes the fair value composition of our venture capital investment portfolio at December 31, 2004, and December 31, 2003. NeuroMetrix, Inc., accounted for 97.6 percent and 85.6 percent of the "Other Venture Capital Investments," at December 31, 2004, and December 31, 2003, respectively.

                                                  December 31,
                                                  ------------
                                                   2004   2003
                                                  -----  -----
                Tiny Technology..................  57.5%  60.7%
                Other Venture Capital Investments  42.5%  39.3%
                                                  -----  -----
                Total Venture Capital Investments 100.0% 100.0%
                                                  =====  =====

      The following table summarizes the fair value composition of our venture capital investment portfolio that was still privately held at December 31, 2004, and December 31, 2003. NeuroMetrix, Inc., became a publicly held company in July 2004.

                                                          December 31,
                                                          ------------
                                                           2004   2003
                                                          -----  -----
         Tiny Technology.................................  98.2%  60.7%
         Other Privately Held Venture Capital Investments   1.8%  39.3%
                                                          -----  -----
         Total Private Venture Capital Investments....... 100.0% 100.0%
                                                          =====  =====

Year ended December 31, 2003

      At December 31, 2003, our total assets and net assets were $44,115,128 and $40,682,738, respectively. Our NAV at that date was $2.95, and our shares outstanding increased to 13,798,845 as compared with 11,498,845 at December 31, 2002.

      During the 12 months ended December 31, 2003, significant financial developments included the receipt of net proceeds of $16,631,962 from to the issuance of 2,300,000 new shares of our Common Stock from an underwritten public offering and a decrease in a payable to broker for an unsettled trade of $5,696,725. In addition, the value of our venture capital investments increased by $3,070,499, to $15,106,576 at December 31, 2003, primarily owing to three new venture capital investments and five follow-on investments totaling $3,727,718 and increases in the valuations of our venture capital investments of $848,883, offset by write-downs in the valuations of our venture capital investments of $1,506,102.

      The following table is a summary of additions to our portfolio of venture capital investments during the year ended December 31, 2003:

                    New Investment                 Amount
                    --------------               ----------
                    Chlorogen, Inc.............. $  525,900
                    NanoGram Devices Corporation $  750,000
                    Nanosys, Inc................ $1,500,000

                    Follow-on Investment
                    --------------------
                    Chlorogen, Inc.............. $  259,100
                    NanoOpto Corporation........ $  125,000
                    Nanotechnologies, Inc....... $  169,718
                    Nantero, Inc................ $  323,000
                    NeoPhotonics, Inc........... $   75,000
                                                 ----------
                    Total....................... $3,727,718
                                                 ==========

Cash Flow

Year Ended December 31, 2004

      Net cash used in operating activities for the year ended December 31, 2004, was $3,809,805, primarily owing to a net operating loss of $3,408,779. In addition, cash flow decreased owing to an increase in prepaid expenses of $535,648 and increased owing to an increase in deferred income tax liability of $695,126.

      Cash used in investing activities for the year ended December 31, 2004, was $32,093,612, primarily reflecting an increase in our investment in U.S. government obligations of $17,823,606 and investments in private placements of $16,731,216.

      Cash provided by financing activities for the year ended December 31, 2004, was $36,128,175, reflecting net proceeds from the issuance of 3,450,000 new shares of our Common Stock on July 7, 2004, in an underwritten public offering. Although we intend to make initial investments exclusively in tiny technology, we can make follow-on investments in non-tiny technology companies currently in our portfolio. Further, while considering venture capital investments, we may invest the proceeds in U.S. government and agency obligations, which typically yield less than our operating expense ratio. We expect to invest or reserve for potential follow-on investment the net proceeds of the 2004 public offering within two years of the offering. We may also use the proceeds of the 2004 offering for operating expenses, including due diligence expenses on potential investments. For the purpose of allocating the proceeds of the 2004 offering, reserves for follow-on investments in any particular portfolio holding may be no more than the greater of twice the investment to date in that portfolio holding or five times the initial investment in the case of seed-stage investments.

Year Ended December 31, 2003

      Net cash used in operating activities for the year ended December 31, 2003, was $6,592,321, primarily reflecting an operating loss of $2,563,742. In addition, cash flow decreased owing to additions to restricted funds of $455,134, a payment to a broker for an unsettled trade of $5,696,725, and a decrease in the current income tax liability of $857,656. Cash flow increased owing to the receipt of the final payment from the liquidation of our partnership interest in PHZ Capital Partners, L.P. of $786,492, release of funds held in escrow of $750,000, an increase in the deferred compensation accrual of $381,000 and an increase in our pension plan accrual of $225,000.

      Cash used in investing activities for the year ended December 31, 2003, was $15,582,923, primarily reflecting an increase in our investment in U.S. government and agency obligations of $11,669,430 and investments in private placements of $3,727,718.

      Cash provided by financing activities for the year ended December 31, 2003, was $16,633,462, primarily reflecting net proceeds of $16,631,962 from the issuance of 2,300,000 new shares of our Common Stock in an underwritten public offering. Within 12 months of the offering, we invested and used for operating expenses all of the net proceeds from this issuance.

Capital Resources and Liquidity

Capital Resources

      In 2004, we registered with the Securities and Exchange Commission the sale of up to 7,000,000 shares of our Common Stock from time to time. On
July 7, 2004, we sold 3,450,000 common shares for gross proceeds of $36,501,000; net proceeds of the offering, less offering costs of $372,825, were $36,128,175. We intend to use, and have been using, the net proceeds of the offering, less offering costs, to make new investments in tiny technology as well as follow-on investments in our existing venture capital investments, and for working capital. Through June 30, 2005, we have used $12,481,009 for these purposes. An additional 3,550,000 shares of our Common Stock may be sold at prices and on terms to be set forth in one or more supplements to this Prospectus from time to time.

Liquidity

      Our primary sources of liquidity are cash and U.S. government and government agency securities, receivables and freely marketable non-government securities, net of short-term indebtedness. Our secondary sources of liquidity are restricted securities of companies that are publicly traded. At June 30, 2005, NeuroMetrix, Inc., is our only publicly traded, freely marketable non-government security. NeuroMetrix became a publicly traded company in July 2004, and our common shares of NeuroMetrix were contractually restricted until January 18, 2005.

Six Months ended June 30, 2005


      At June 30, 2005, and December 31, 2004, our total net primary liquidity was $59,953,045 and $45,353,691, respectively, and our secondary liquidity was $0 and $13,113,822, respectively.


      The increase in our primary liquidity and decrease in our secondary liquidity from December 31, 2004, to June 30, 2005, is primarily owing to the reclassification of our common shares of NeuroMetrix, Inc. from secondary liquidity to primary liquidity, as they were no longer restricted at June 30, 2005, and an increase in the value of those shares. The increase in our total liquidity is primarily owing to an increase in the value of our investment in NeuroMetrix, Inc., offset by investments made in venture capital portfolio companies, and the use of funds for net operating expenses. NeuroMetrix's Common Stock is thinly traded, which could negatively impact our liquidity.

Year Ended December 31, 2004

      At December 31, 2004, and December 31, 2003, our total net primary liquidity was $45,353,691 and $27,563,886, respectively, and our secondary liquidity was $13,113,822 and $0, respectively.

      Our net primary sources of liquidity are more than adequate to cover our gross cash operating expenses over the next 12 months. Our gross cash operating expenses totaled $3,878,610 and $2,455,454 in 2004 and 2003, respectively.

      The increase in our primary source of liquidity from December 31, 2003, to December 31, 2004, is primarily owing to the receipt of the net proceeds from the issuance of 3,450,000 new shares of our Common Stock and the net proceeds from the sale of our investment in NanoGram Devices Corporation, partially offset by our investments in Agile Materials & Technologies, Inc., Cambrios Technologies Corporation, Continuum Photonics, Inc., Crystal IS, Inc., CSwitch, Inc., Experion Systems, Inc., Molecular Imprints, Inc., NanoGram Corporation, Nanomix, Inc., NanoOpto Corporation, Nanopharma Corp., NeoPhotonics Corporation, NeuroMetrix, Inc., Nextreme Thermal Solutions, Inc., Optiva, Inc., Solazyme, Inc. and Starfire Systems, Inc., and the use of funds for net operating expenses. The increase in our secondary source of liquidity from December 31, 2003, to December 31, 2004, is owing to the completion of the public offering of NeuroMetrix, Inc.

      On November 19, 2001, we established an asset account line of credit. The asset account line of credit is secured by U.S. government and government agency securities. Currently, under the asset account line of credit, we may borrow up to $8,000,000. The asset account line of credit may be increased to up to 95 percent of the current value of the U.S. government and government agency obligations with which we secure the line. Our outstanding balance under the asset account line of credit at December 31, 2004, 2003, and 2002, was $0, $0 and $0, respectively. The asset account line of credit bears interest at a rate of the Broker Call Rate plus 50 basis points.

Year Ended December 31, 2003

      At December 31, 2003, and 2002, our net primary liquidity was $27,563,886 and $16,508,057, respectively. On each of those corresponding dates, our secondary liquidity was $0, as we had no restricted securities of companies that were publicly traded. Our gross cash operating expenses totaled $2,455,454 and $2,256,991 in 2003 and 2002, respectively.

      During the year ended December 31, 2003, the increase in our net primary liquidity was primarily owing to: (1) our payment of federal, state and local taxes; (2) our investments in Chlorogen, Inc., NanoGram Devices Corporation, NanoOpto Corporation, Nanosys, Inc., Nanotechnologies, Inc., Nantero, Inc. and NeoPhotonics, Inc.; and (3) our use of funds for operating expenses; offset by our receipt of $16,631,962 of net proceeds from an offering of our Common Stock that closed on December 30, 2003.

Critical Accounting Policies

      Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex or subjective judgments. Our critical accounting policies are those applicable to the valuation of investments.

Valuation of Portfolio Investments

      As a business development company, we invest primarily in illiquid securities, including debt and equity securities of private companies. The investments are generally subject to restrictions on resale and generally have no established trading market. We value all of our private equity investments at fair value as determined in good faith by our Valuation Committee. The Valuation Committee, comprised of three or more independent Board members, reviews and approves the valuation of our investments within the guidelines established by the Board of Directors. Fair value is generally defined as the amount for which an investment could be sold in an orderly disposition over a reasonable time. Generally, to increase objectivity in valuing our assets, external measures of value, such as public market values or third party transactions, are utilized whenever

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possible. Valuation is not based on long-term work-out value, nor immediate liquidation value, nor incremental value for potential changes that may take place in the future.

Recent Developments

      On July 5, 2005, the $999,999 that was held in escrow at June 30, 2005, was released as a follow-on investment in NeoPhotonics Corporation. Upon settlement, a portion of the common shares received in the transaction were being held in escrow for the Company.

                                   BUSINESS

      We are a venture capital company specializing in tiny technology. We operate as a business development company under the 1940 Act. Our investment objective is to achieve long-term capital appreciation, rather than current income, by making venture capital investments in early stage companies. While our portfolio includes non-tiny technology investments made prior to 2001, we now make our initial investments exclusively in tiny technology companies. By making these investments, we seek to provide our shareholders with an increasingly specific focus on tiny technology through a portfolio of venture capital investments that address a variety of markets and products. We believe that we are the only publicly traded, business development company making initial venture capital investments exclusively in tiny technology.

      As is usual in the venture capital industry, our venture capital investments are primarily in convertible preferred stock, which is usually the most senior security in a portfolio company's equity capital structure until the company has substantial revenues, and which gives us seniority over the holders of Common Stock (usually the founders) while preserving fully our participation in the upside potential of the portfolio company through the conversion feature and, in many cases, a dividend right payable in kind (which increases our participation in the portfolio company) or potentially in cash.

      We have a long history of investing in venture capital and of business development. Our approach is traditional, in that we employ a patient examination of available early stage opportunities, thorough due diligence and close involvement with management. Unlike most private equity and venture capital funds, we will not be subject to any requirement to return capital to investors. Such requirements typically stipulate that these funds can only be invested once and, together with any capital gains on such investment, must be returned to investors after a pre-agreed time period. These provisions may cause private equity and venture capital funds to seek investments that are likely to be able to be sold relatively quickly or to seek returns on their investments through mergers, public equity offerings or other liquidity events more quickly than they otherwise might, potentially resulting in both a lower overall return to investors and an adverse impact on their portfolio companies.

      In addition, to the investor, we offer:

     . a portfolio consisting of investments that are generally available only to a small, highly specialized group of investors;

     . a qualified team of professionals including five full time members of management, four of whom are designated as Managing Directors, Charles
         E. Harris, Douglas W. Jamison, Daniel V. Leff and Alexei A. Andreev, and a Vice President, Daniel B. Wolfe, to evaluate and monitor investments. Two of our directors are also consultants to us, Dr. Kelly S. Kirkpatrick and Lori D. Pressman. These seven professionals collectively have expertise in venture capital, intellectual property and tiny technology to evaluate and monitor investments;

     . the opportunity to benefit from our experience in a new field expected to permeate a variety of industries; and

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     .   through the ownership of our publicly traded shares, a measure of liquidity not available in typical underlying venture capital portfolio investments.

      Microsystems, microelectromechanical systems, which we refer to as MEMS, and nanotechnology are often referred to collectively as "tiny technology," or "small technology," by scientists and others in this field. Tiny technology is multidisciplinary and widely applicable, and it incorporates technology that is significantly smaller than is currently in widespread use. Microsystems are measured in micrometers, which are units of measurement in millionths of a meter. Nanotechnology is measured in nanometers, which are units of measurement in billionths of a meter. Because it is a new field, tiny technology has significant scientific, engineering and commercialization risks.

      Tiny technology, particularly nanotechnology, is distinguished by its applicability to a wide range of industries. As a venture capital company, we make it possible, through the ownership of our shares, for our shareholders to participate in this emerging field at an earlier stage than would typically be possible for them. By making investments in companies that control intellectual property relevant to tiny technology, we are building a portfolio that we believe will be difficult to replicate in the future, as we believe it will likely become increasingly difficult to create new foundational intellectual property in nanotechnology.

      Since registering as an investment company in 1992, we have invested in a variety of industries. In 1994, we invested in our first nanotechnology company, Nanophase Technologies Corporation. In 1995, we elected to be regulated as a business development company. Recognizing the potential of tiny technology, we continued to monitor developments in the field, and since 2001 we have made tiny technology the exclusive focus of our initial investment activity. Since August 2001, all 24 of our initial investments have been in companies involved in the development of products and technologies based on tiny technology.

      Our portfolio now includes interests in a total of 26 companies, of which we consider 21 to be involved in tiny technology. While we intend to make initial investments exclusively in companies that we believe are involved significantly in tiny technology, we may also make follow-on investments in existing non-tiny technology portfolio companies. The balance of our funds is primarily invested in short-term U.S. government and government agency securities. We are an internally managed investment company because our officers and employees, under the general supervision of our Board of Directors, control our operations. We have no investment adviser.

      Subject to our compliance with business development company and tax code requirements, there are no limitations on the types of securities or other assets, foreign or domestic, in which we may invest. Investments may include the following:

     . equity, equity-related securities (including warrants) and debt with equity features from either private or public issuers, whether in corporate, partnership or other form, including development stage or start-up entities;

     . debt obligations of all types having varying terms with respect to security or credit support, subordination, purchase price, interest payments and maturity; and

     . to a limited extent, intellectual property, including patents, research and development in technology or product development that may lead to patents or other marketable technology.

      Neither our investments nor an investment in our securities constitutes a balanced investment program. We have been and will continue to be risk seeking rather than risk averse in our investment approach. We reserve the fullest possible freedom of action regarding the types of investments we make and our relationship with our portfolio companies, subject to our certificate of incorporation, applicable law and regulations, and policy statements described herein. Our tiny technology investment policy is not a "fundamental policy" under the 1940

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Act and, accordingly, may be changed without shareholder approval, although we will give shareholders at least 60 days prior written notice of any change.

      Our business is subject to federal regulation under the 1940 Act, under which we have elected to operate as a business development company. As a business development company, we are subject to regulatory requirements, the most significant of which relate to our investments and borrowings. We are required to invest at least 70 percent of our assets in qualifying assets and, over time, at least 50 percent in "eligible portfolio companies." We must also maintain a coverage ratio of assets to senior securities (such as debt and preferred stock) of at least 200 percent immediately after giving effect to the issuance of any senior securities. We are also required to offer managerial assistance to our portfolio companies, in addition to our investment. For tax purposes, we are a RIC under the Internal Revenue Code of 1986.

      We believe that increasing the size of our assets should lower our expenses as a proportion of average net assets because some of our costs, such as administration and public company expenses, are fixed and can be spread over a larger asset base and may decline as a percentage of assets as our assets increase. In addition, with more assets, we expect the average size of our investments to increase. Each due diligence investigation entails expenses whether or not we complete the transaction, and the cost of due diligence, negotiation and documentation of our investments does not vary significantly with the size of the investment or intended investment.

      Some expenses are expected to increase as new investments are made. We plan to add personnel to enable us to enlarge the scope of our activities and our expertise in tiny technology, and our hiring of new employees will increase with more assets under management. We also believe that a larger number of outstanding shares and a larger number of beneficial owners of shares could increase the level of our visibility and improve the trading liquidity of our shares on the Nasdaq National Market. We may not realize any of these benefits.

      Tiny Technology

      Tiny technology refers to microsystems, MEMS and nanotechnology, a variety of enabling technologies with critical dimensions below 100 micrometers, including both organic and inorganic processes. Tiny technology is neither an industry nor a single technology. Tiny technology manifests itself in tools, materials and devices that address broad markets, including instrumentation, electronics, photonics, computing, medical devices, pharmaceutical manufacturing, drug delivery and drug discovery. The development and commercialization of tiny technology often require the integration of multiple disciplines, including biology, physics, chemistry, materials science, computer science and the engineering sciences.

      Examples of tiny technology-enabled products currently on the market are quite diverse. They include accelerometers used in automobiles to sense impact and deploy airbags, cosmetics with ingredients that block ultraviolet light but that are invisible to the human eye, nanoclays used for strength in the running boards of minivans, textiles with liquid-stain repellant surfaces, fast acting painkillers and pharmaceutical therapeutics.

      Within tiny technology, microsystems and MEMS both refer to materials, devices and processes that are on a micrometer size scale. A micrometer, which is also referred to as a micron, is 0.000001 meter, or one millionth of a meter. In practice, any device, or device enabled by components, in a size range from 100 microns down to 0.1 micron may be considered "micro." Nanotechnology refers to devices and processes with critical dimensions below
0.1 micron, equal to 100 nanometers. A nanometer is 0.000000001 meter, or one billionth of a meter. It is at the scale below 100 nanometers, the nanoscale, that quantum effects begin to dominate classical macroscale physics. At the nanoscale, size- and shape-dependent properties of materials allow previously unattainable material and device performance.

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

      MEMS

      MEMS often refer to three-dimensional devices with features between one and 100 microns that integrate electrical and mechanical structures. MEMS devices often contain a combination of sensors, actuators, mechanical structures and electronics that detect or respond to thermal, biological, chemical or optical information. To date, most commercial MEMS devices are batch fabricated out of silicon, using techniques based on standard semiconductor processes. Examples of devices incorporating MEMS technology include airbag accelerometers, smart pens for digital signatures, the Sony AIBO(TM) entertainment robot and Texas Instruments' Digital Light Processing Cinema(TM) system.

      Microsystems

      Microsystems are similar to MEMS, but without mechanical parts. Microsystems are microscale machines that sense information from the environment and provide a response to it. A microsystem often integrates mechanical, fluidic, optical and pneumatic components into a single system.

      Examples of two established microsystem technologies include microarrays and lab-on-a-chip. Microarrays can identify thousands of genes simultaneously and usually perform one type of analysis multiple times. Lab-on-a-chip is a small chip containing microfluidic channels that quickly separate liquids and gases in order to permit microsensors to analyze the properties of the liquids and gases. The following are additional fields in which microsystems are currently being used:

     . Military/Aerospace--telemetry, communications, guidance systems, control circuitry and avionics.

     . Geophysical Exploration--seismic data acquisition and geophysical measurement equipment.

     . Medical Instrumentation--instrument motor controls and diagnostic devices.

     .   Satellite Systems--power monitoring and control circuits.

     . Industrial Electronic Systems--measurement and diagnostics on rotating machinery.

     . Opto-Electronics--sub-miniature temperature controls and laser diode drivers for data transmission.

      Nanotechnology

      There are various definitions of nanotechnology. Regardless of the definition used, the technology being defined qualifies as tiny technology. A commonly used measure of nanotechnology includes all materials, devices and processes with critical dimensions below 100 nanometers. A nanometer is
0.000000001 meter, or one billionth of a meter. Nanotechnology is defined by the U.S. Government's National Nanotechnology Initiative as research and technology development at the atomic, molecular or macromolecular levels, in the length scale of approximately 1--100 nanometer range, to provide a fundamental understanding of phenomena and materials at the nanoscale and to create and use structures, devices and systems that have novel properties and functions because of their small and/or intermediate size.

      The nanoscale is the scale at which quantum effects begin to dominate classical macroscale physics. At the nanoscale, size- and shape-dependent properties of materials allow heretofore unattainable material and device performance. Nanotechnology science and its implications are currently the subject of intense research and development efforts in the governmental, academic and corporate sectors, in the United States and internationally.

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      Government research funding and patenting activity, prerequisites to successful commercialization of nanotechnology, have been growing rapidly in recent years. Currently, researchers in the field are collaborating with entrepreneurs and venture capitalists to form companies around nanotechnology platforms. The first generation of nanotechnology products consists of instrumentation that permits visualization and manipulation of matter at the nanoscale and passive nanostructures such as coatings, nanoparticles and polymers. Examples of commercial instrumentation include nanoimprint lithography equipment, new variations of the atomic force microscope and highly sensitive gene and protein detecting arrays. Examples of commercial nanostructures include cosmetics with ingredients that block ultraviolet light but that are invisible to the human eye, nanoclays used for strength in the running boards of minivans, textiles with liquid-stain repellant surfaces, fast acting painkillers, certain pharmaceutical therapeutics, fluorescent quantum dots for biolabeling and bioassays and nanoscale chemical mechanical polishing slurries for wafer polishing.

      We believe that the next generation of nanotechnology products will likely consist of active nanostructures, including transistors, targeted drugs and chemicals, actuators and adaptive structures. We believe that these products are at least two to three years away from commercial application. Examples of products being developed include semiconductor nanowires that act as tiny transistors; functionalized, drug-delivering polymers that allow the release of therapeutics to be controlled by temperature, pH or a magnetic field at specified locations within the body; and engineered membrane structures for filtration.

      We project that longer-term product opportunities may include integrated nanosystems involving heterogeneous nanocomponents and various assembling techniques. Patent applications explaining the science of these discoveries have recently been filed, and the first commercial entities formed to develop these technologies are emerging from universities, federal government labs and industrial research centers. Future product opportunities may include exponentially denser and faster electronic devices, with individual molecules acting as transistors; tissues and organs engineered from self-assembling polymers that form biomimetic structures; and new forms of computing developed by exploiting the superposition of quantum particles.

      Although the practical application of tiny technology requires great expertise to implement in manufacturing processes, we believe that tiny technology's broad applicability presents significant and diverse market opportunities. Our strategy is to invest in the best of these tiny technology companies, with emphasis on nanotechnology companies. This strategy includes making a number of these investments in the current environment, which is characterized by diminished investment by venture capital companies and depressed valuations for privately held, early stage companies.

                GENERAL DESCRIPTION OF OUR PORTFOLIO COMPANIES

      The following are brief descriptions of each portfolio company in which we are invested. The portfolio companies are presented in two categories: companies where we directly or indirectly own five percent to 25 percent of the outstanding voting securities of the portfolio company or where we hold one or more seats on the portfolio company's Board of Directors and, therefore, are deemed to be an affiliated person under the 1940 Act; and companies where we directly or indirectly own less than five percent of the outstanding voting securities of the portfolio company and where we have no other affiliations. We currently do not own 25 percent or more of any company. The value described below for each portfolio company is its fair value. Each portfolio company that we believe is significantly involved in tiny technology is designated by an asterisk (*).

      Non-Controlled Affiliated Companies:

      *Cambrios Technology Corporation, located at 2450 Bayshore Parkway, Mountain View, California 94043, is developing a directed-evolution technology platform that uses genetic approaches to evolve rapidly biomolecules that express specific control over materials synthesis and assembly. As a result, the company plans to produce inexpensive and uniform nanostructures and fibers that self-assemble and

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

      attach to other structures via molecular affinity. Cambrios's techniques can produce a wide variety of inorganic or commercially useful materials, including semiconductors, metals, ceramics, and magnetic materials. As of June 30, 2005, we held 1,294,025 shares of Series B Convertible Preferred Stock (representing 10.78 percent of the total Series B Convertible Preferred Stock outstanding) of Cambrios. As of the above date, our Valuation Committee fair valued the Series B Preferred Stock of Cambrios held by us at $1,294,025. The Chief Executive Officer of the company is Michael R. Knapp. Daniel V. Leff serves as an observer to the Board of Directors of the company.

      *Chlorogen, Inc., located at 893 North Warson Road, St. Louis, Missouri 63141, is developing a high-yield, plant-based protein production technology. In this production technology, DNA molecules are packaged as nanosized expression cassettes and inserted into the plant chloroplast by a high velocity "gene gun." The genes from the expression cassettes are integrated into the chloroplast genome, resulting in the manufacture of the selected protein. As of June 30, 2005, we held 4,478,038 shares of Series A Convertible Preferred Stock (representing 13.57 percent of the total Series A Convertible Preferred Stock outstanding) of Chlorogen. As of the above date, our Valuation Committee fair valued the Series A Preferred Stock of Chlorogen held by us at $785,000. The Chief Executive Officer of the company is David N. Duncan. Douglas W. Jamison is on the Scientific Advisory Board of the company.

      *CSwitch, Inc., located at 3101 Jay Street, Santa Clara, California 95054, is developing the next generation of low-power, efficient, and highly-integrated system-on-a-chip (SOC) solutions for a wide range of communications-based platforms. As of June 30, 2005, we held 1,000,000 shares of Series A Convertible Preferred Stock (representing 9.11 percent of the total shares of Series A Convertible Preferred Stock outstanding) of CSwitch. As of the date above, our Valuation Committee fair valued the Series A Convertible Preferred Stock of CSwtich held by us at $1,000,000. The Chief Executive Officer of the company is Doug Laird. Daniel V. Leff serves as an observer to the Board of Directors of the company.

      *eLite Optoelectronics, Inc., located at 18042 Cortney Court, City of Industry, California 91748, is developing high-power indium gallium nitride light emitting diodes (InGaN LEDs) that are used in various solid state lighting, mobile appliance, signage, and automotive applications. As of June 30, 2005, we held 1,861,504 shares of Series B Convertible Preferred Stock (representing 11.70 percent of the total Series B Convertible Preferred Stock outstanding) of eLite Optoelectronics. As of the above date, our Valuation Committee fair valued the Series B Convertible Preferred Stock of eLite Optoelectronics held by us at $1,000,000. The Chief Executive Officer of the company is Robert Walker. Daniel V. Leff serves as an observer to the Board of Directors of the company.

      Experion Systems, Inc., located at 8 Clock Tower Place, Maynard, Massachusetts 01754, develops and sells an e-business software package known as Guided Selling Systems for financial institutions to sell mortgages and other financial products to their members. Experion's initial customers are credit unions. As of June 30, 2005, we held 187,500 shares of Series A Convertible Preferred Stock (representing 24.29 percent of the total shares of Series A Convertible Preferred Stock outstanding), 22,500 shares of Series B Convertible Preferred Stock (representing 8.83 percent of the total shares of Series B Convertible Preferred Stock outstanding), 222,184 shares of Series C Convertible Preferred Stock (representing 16.71 percent of the total shares of Series C Convertible Preferred Stock outstanding) and 64,501 shares of Series D Convertible Preferred Stock (representing 16.84 percent of the total shares of Series D Convertible Preferred Stock outstanding) of Experion. As of the above date, our Valuation Committee fair valued the total amount of shares of Experion held by us at $0. The Chief Executive Officer of the company is Ross Blair. Charles E. Harris previously served as a Director of the Company.

      *Kereos, Inc., located at 4041 Forest Park Avenue, Saint Louis, Missouri, 63108, is developing targeted therapeutics and molecular imaging agents that detect and attack cancer and cardiovascular disease. The imaging agents and targeted therapeutics in Kereos' pipeline are based on proprietary ligand-targeted emulsion technologies. As of June 30, 2005, we held 290,910 shares of Series B Convertible Preferred

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      Stock (representing 7.87 percent of the total Series B Convertible
      Preferred Stock outstanding) of Kereos. As of the above date, our Valuation Committee fair valued the Series B Convertible Preferred Stock held by us at $800,000. The Chief Executive Officer of the company is Robert A. Beardsley. Douglas W. Jamison serves as an observer to the Board of Directors of the company.

      *NanoGram Corporation, located at 2911 Zanker Road, San Jose, California 95134, owns a patent portfolio of approximately 75 patents and a complementary family of trademarks. NanoGram plans to license its broad intellectual property portfolio in fields including, nanomaterials-based films, discovery of new nanomaterials compositions, and rapid synthesis of nanopowders and films. As of June 30, 2005 we held 63,210 shares of Series I Convertible Preferred Stock (representing 1.81 percent of the total shares of Series I Convertible Preferred Stock outstanding) and 1,250,904 shares of Series II Convertible Preferred Stock (representing
      12.47 percent of the total shares of Series II Convertible Preferred Stock outstanding) of NanoGram. As of the date above, our Valuation Committee fair valued the total amount of shares of NanoGram held by us at $1,022,395. The Chief Executive Officer of the company is Timothy S. Jenks until August 15, 2005. As of August 15, 2005, the Chief Executive Officer will be Kieran F. Drain. Daniel V. Leff serves as an observer to the Board of Directors of the company.

      *Nanomix, Inc., located at 5980 Horton Street, Emeryville, California 94608, is developing nanoelectronic sensors that integrate carbon nanotube electronics with silicon microstructures. These sensors are intended to add value across a broad range of industrial and medical applications where attributes of nanotechnology offer significant performance advantages including: low power consumption, small size, high specificity, reproducibility and wireless integration. As of June 30, 2005, we held 9,779,181 shares of Series C Convertible Preferred Stock (representing 15.63 percent of the total shares of Series C Convertible Preferred Stock outstanding) of Nanomix. As of the above date, our Valuation Committee fair valued the total amount of shares of Nanomix held by us at $2,500,000. The Chief Executive Officer of the company is David L. Macdonald. Daniel V. Leff serves as a Director of the company.

      *NanoOpto Corporation, located at 1600 Cottontail Lane, Somerset, New Jersey 08873, is developing and manufacturing discrete, integrated optical communications sub-components on a chip by utilizing nano-manufacturing technology. As of June 30, 2005, we held 267,857 shares of Series A-1 Convertible Preferred Stock (representing 10.39 percent of the total Series A-1 Convertible Preferred Stock outstanding), 3,819,935 shares of Series B Convertible Preferred Stock (representing
      14.81 percent of the total Series B Convertible Preferred Stock outstanding) and 1,932,789 shares of Series C Convertible Preferred Stock (representing 5.43 percent of the total Series C Convertible Preferred Stock outstanding) of NanoOpto, as well as warrants to purchase 193,279 shares of Series C Convertible Preferred Stock of the company at a price of $0.4359 per share representing 11.73 percent of the total Series C Convertible Preferred Warrants outstanding. As of the above date, our Valuation Committee fair valued the total amount of securities of NanoOpto held by us at $1,985,066. The Chief Executive Officer of the company is Barry J. Weinbaum. Douglas W. Jamison serves as a Director of the company.

      *Nanopharma Corp., located at 75 Park Plaza, Boston, Massachusetts 02116, is a privately held company spun off from Massachusetts General
      Hospital. Nanopharma is a research-based pharmaceutical company founded to develop advanced drug delivery systems. Nanopharma's main goal is to provide fully biodegradable nanoscopic drug delivery vehicles based on proprietary molecular constructs and "biological stealth" materials. The company plans to pursue an out-licensing program for its platform technologies. As of June 30, 2005, we held 684,516 shares of Series A Convertible Preferred Stock (representing 87.5 percent of the total Series A Convertible Preferred Stock outstanding) and $650,000 in Convertible Bridge Notes (representing 72.2 percent of the total Convertible Bridge Notes outstanding) of Nanopharma. As of the date above, our Valuation Committee fair valued the total securities of Nanopharma held by us at $786,903. The Chief Executive Officer of the company is Julie A. Olson. Charles E. Harris serves as a Director of the company.

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      NeuroMetrix, Inc., located at 62 Fourth Avenue, Waltham, Massachusetts
      02451, is a spin-off from the Massachusetts Institute of Technology. NeuroMetrix develops and sells medical diagnostic products based on patented intellectual property related to developing portable instruments that permit low cost, non-invasive diagnostic tests. The company's core technology is focused on utilizing low-level, non-invasively measured, electrophysiological signals from nerves and muscles to perform an array of clinical diagnostic tests. The company's current products test for and monitor lower back pain, carpal tunnel syndrome and diabetic neuropathy. The company is operating in a large, untapped point-of-care neurodiagnostic market. The market opportunity has been estimated at over $1 billion with over 90 percent of it estimated to be in monitoring lower back pain, carpal tunnel syndrome and diabetic neuropathy. There is minimal direct competition but strong indirect competition that takes two forms, ElectroMyoGraphy (EMG) and neurologists. EMG requires expensive capital equipment and is targeted at specialists. Neurologists are expensive, require referral and provide no revenue for referring physicians. The company has a small but rapidly growing market share. The company now has over 2,400 customers and has sold over one million biosensors. The company achieved initial 510(k) clearance from the Food and Drug Administration in 1998. Revenue is affected by government regulations specific to reimbursement procedures. The company is highly dependent on its intellectual property platform position. NeuroMetrix completed its initial public offering on July 22, 2004 at a price of $8 per share. As of June 30, 2005, we held 1,137,570 shares of Common Stock (representing 9.4 percent of the Common Stock outstanding) of NeuroMetrix. As of the date above, the total amount of shares of NeuroMetrix held by us had a current market value of $22,785,527. The company's Chief Executive Officer is Dr. Shai N. Gozani, the Chief Operating Officer is Gary L. Gregory, the Chief Financial Officer is W. Bradford Smith, and the Senior Vice President of Engineering is Michael Williams. Charles E. Harris previously served as a Director of the company.

      *Nextreme Thermal Solutions, Inc., located at 3040 Cornwallis Road, Research Triangle Park, North Carolina, 27709, is developing next-generation thermoelectrics based on its unique, thin-film superlattice technology for applications that require extreme thermal management solutions. The technology has the potential to improve thermal management for the next generation of microprocessors and other integrated circuits. Other potential applications include refrigeration, personal heating/cooling, power generation, cooling microprocessors, fiber-optic switches, biotechnology and automotive energy management. As of June 30, 2005, we held 500,000 shares of Series A Convertible Preferred Stock (representing 14.29 percent of the total Series A Convertible Preferred Stock outstanding) of Nextreme. As of the above date, our Valuation Committee fair valued the Series A Convertible Preferred Stock of Nextreme held by us at $500,000. The Chief Executive Officer of the company is Jesko von Windheim. Douglas W. Jamison serves as a Director of the company.

      *Questech Corporation, located at 92 Park Street, Rutland, Vermont 05701, manufactures and sells tile and trim products, based on its proprietary technology, with revenue generated from stock products. We originally invested in Questech on May 26, 1994. We did not invest in Questech as a tiny technology company, but Questech's proprietary technology is dependent on tiny technology, micro-scale processes. Thus, Questech may be regarded as a tiny technology holding. As of June 30, 2005, we held 646,954 shares of Common Stock (representing 8.09 percent of the total Common Stock outstanding) and warrants to purchase 23,500 shares of Common Stock of the company at $1.50 per share (representing 7.70 percent of the total warrants outstanding) of Questech. As of the date above, our Valuation Committee fair valued the Common Stock of Questech held by us at $724,588. The Chief Executive Officer of the company is Barry J. Culkin. Until December 2004, Mel P. Melsheimer served as a Director of the company.

      *Solazyme, Inc., located at 3475-T Edison Way, Menlo Park, California 94025, is harnessing the power of the sun through the directed evolution of selected photosynthetic microbes to provide efficient bioproduction solutions to the energy, pharmaceutical, chemical and nutraceutical industries. As of June 30, 2005, we invested $310,000 in exchange for a Convertible Promissory Note (representing

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      26.16 percent of the total Convertible Promissory Notes outstanding) of
      Solazyme. As of the date above, our Valuation Committee fair valued the Convertible Promissory Note in Solazyme held by us at $310,000. The Chief Executive Officer of the company is Harrison F. Dillon. Daniel V. Leff serves as a Director of the company and Douglas W. Jamison serves as an observer to the Board of Directors of the company.

      *Starfire Systems, Inc., located at 10 Hermes Road, Malta, New York 12020, offers a family of patented silicon carbide forming polymers for the manufacture of advanced ceramic materials applications. Starfire's range of matrix polymers and silicon carbide CVD precursors simplifies the formation of advanced ceramic materials. Starfire Systems has targeted applications in aerospace, high-performance brake systems and microelectronics. As of June 30, 2005, we held 375,000 shares of Common Stock (representing 6.64 percent of the total Common Stock outstanding) and 600,000 shares of Series A-1 Convertible Preferred Stock (representing 12.87 percent of the total Series A-1 Convertible Preferred Stock outstanding) of Starfire. As of the above date, our Valuation Committee fair valued the total amount of shares of Starfire held by us at $750,000. The Chief Executive Officer of the company is Richard M. Saburro. Douglas W. Jamison serves as an observer to the Board of Directors of the company.

      *Zia Laser, Inc., located at 801 University Boulevard SE, Albuquerque, New Mexico 87106, is developing quantum dot-based semiconductor laser technology for application in microprocessors. Zia Laser's quantum dot-based lasers could enable computer chips to process some of their signals optically instead of entirely electronically. As of June 30, 2005, we held 1,500,000 shares of Series C Convertible Preferred Shares (representing 18.75 percent of the total Series C Convertible Preferred Shares outstanding) of Zia Laser. As of the above date, our Valuation Committee fair valued the Series C Convertible Preferred Shares of Zia Laser held by us at $750,000. The Chief Executive Officer of the company is Kenneth E. Westrick. Daniel V. Leff serves as an observer to the Board of Directors of the company.

      Unaffiliated Companies:

      Alpha Simplex Group, LLC, located at One Cambridge Center, 9th Floor, Cambridge, Massachusetts 02139, is an investment advisory firm. The company conducts a quantitative-based hedge-fund operation. Alpha was founded by Dr. Andrew W. Lo, the Harris & Harris Group Professor at the MIT Sloan School. As of June 30, 2005, we held 50,000 units (representing
      0.5 percent of the total units outstanding) of Alpha. As of the date above, our Valuation Committee fair valued the units of Alpha Simplex held by us at $125,000. The Managing Member of the company is Dr. Andrew W. Lo. Charles E. Harris serves as an adviser to the company.

      *Continuum Photonics, Inc., located at 5 Fortune Drive, Billerica, Massachusetts 01821, is developing a family of MEMS switches for optical network applications. The switches are based on Continuum's proprietary piezoelectric ceramic substrates. As of June 30, 2005, we held 2,000,000 shares of the Series B Convertible Preferred Stock (representing 6.91 percent of the total Series B Convertible Preferred Stock outstanding) and 2,689,103 shares of Series C Convertible Preferred Stock (representing 4.65 percent of the total Series C Convertible Preferred Stock outstanding) of Continuum. As of the date above, our Valuation Committee fair valued the total amount of shares of Continuum held by us at $257,500. The Chief Executive Officer of the company is Jeffrey D. Farmer. Lori D. Pressman serves as an observer to the Board of Directors of the company.

      *Crystal IS, Inc., located at 70 Cohotes Avenue, Green Island, New York 12183 is developing methods to produce large, high-quality, single-crystal substrates of aluminum nitride (AlN) for use in the nitride semiconductor industry. These substrates are used in the production of high-power, high-temperature optoelectronic devices such as blue and ultraviolet lasers. As of June 30, 2005, we held 274,100 shares

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      of Series A Convertible Preferred Stock (representing 3.96 percent of the total Series A Convertible Preferred Stock outstanding) of Crystal IS. As of the date above, our Valuation Committee fair valued the total amount of shares of Crystal IS held by us at $199,983. The Chief Executive Officer of the company is Leo J. Schowalter. Douglas W. Jamison serves as an observer to the Board of Directors of the company.

      Exponential Business Development Company, located at 462 Seventh Avenue, New York, New York 10018, is a venture capital partnership that invests in early stage manufacturing, software development and communication technology industries in the Albany area. As of June 30, 2005, we held one Limited Partnership Unit (representing 0.87 percent of the total Limited Partnership Units outstanding) of the company. As of the date above, our Valuation Committee fair valued the Limited Partnership Unit held by us at $0. The manager of the portfolio of the company is Jeff Rubin, President of NewTek Capital, Inc.

      Heartware, Inc., located at 3351 Executive Way, Miramar, Florida 33025, is a privately held company engaged in research and development of implantable rotary blood pumps for patients who suffer from congestive heart failure. On July 10, 2003, we received 47,620 shares of Series A-2 Non-Voting Preferred stock of Heartware, Inc., a new company formed to acquire the assets and assume certain liabilities of Kriton Medical, Inc. ("Kriton") as part of Kriton's bankruptcy. As of June 30, 2005, we held 47,620 shares of Series A-2 Non-Voting Preferred Stock (representing
      10.90 percent of the total Series A-2 Non-Voting Preferred Stock outstanding) of Heartware. As of the date above, our Valuation Committee fair valued the Series A-2 Non-Voting Preferred Stock of Heartware held by us at $0. The Chief Executive Officer of the company is Seth Harrison.

      *Molecular Imprints, Inc., located at 1807-C West Braker Lane, Austin, Texas 78758, is developing lithography systems and technology for manufacturing applications in the areas of nanodevices, microstructures, advanced packaging, bio devices, optical components and semiconductor devices. As of June 30, 2005, we held 1,333,333 shares of Series B Convertible Preferred Stock (representing 6.55 percent of the total shares of Series B Preferred Stock outstanding) of Molecular Imprints. As of the date above, our Valuation Committee fair valued the Series B Convertible Preferred Stock of Molecular Imprints held by us at $2,000,000. The Chief Executive Officer of the company is Norman E. Schumaker. Daniel V. Leff serves as an observer to the Board of Directors of the company.

      *Nanosys, Inc., located at 2625 Hanover Street, Palo Alto, California 94304, is a company with broad-based intellectual property that is initially commercializing applications in macroelectronics, photovoltaics, and fuel cells. These applications incorporate novel zero and one-dimensional, nanometer-scale materials, such as nanowires and nanodots (quantum dots), as their principal active elements. As of June 30, 2005, we held 803,428 shares of Series C Convertible Preferred Stock (representing 4.0 percent of the total Series C Convertible Preferred Stock outstanding) of Nanosys. As of the date above, our Valuation Committee fair valued the Series C Preferred Stock of Nanosys held by us at $1,500,000. The Chief Executive Officer of the company is Calvin Chow.

      *Nantero, Inc., located at 25-D Olympia Avenue, Woburn, Massachusetts 01801, is a spin-off from Harvard University. Nantero intends to be a fabless semiconductor company, focusing on the development of non-volatile random access memory based on carbon nanotubes. As of June 30, 2005, we held 345,070 shares of Series A Convertible Preferred Stock (representing 8.17 percent of the total Series A Preferred Stock outstanding), 207,051 shares of Series B Convertible Preferred Stock (representing 3.08 percent of the total Series B Convertible Preferred Stock outstanding) and 188,315 shares of Series C Convertible Preferred Stock (representing 3.75 percent of the total Series C Convertible Preferred Stock outstanding) of Nantero. As of the date above, our Valuation Committee fair valued the total amount of shares of Nantero held by us at $2,246,409. The Chief Executive Officer of the company is Greg Schmergel.

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      *NeoPhotonics Corporation, located at 2911 Zanker Road, San Jose,
      California 95134, is developing planar optical devices and components to manufacture and offer to leading optical component manufacturers using its patented nanomaterials deposition technology. The company is developing functional component arrays to offer integrated optical "systems on a chip" to component vendors. As of June 30, 2005, we held 60,580 shares of Common Stock (representing 6.43 percent of the total Common Stock outstanding), 1,831,256 shares of Series 1 Convertible Preferred Stock (representing 4.21 percent of the total Series 1 Convertible Preferred Stock) and Warrants to purchase 30,427 shares of Common Stock (representing 9.00 percent of the total Warrants outstanding). As of the date above, our Valuation Committee fair valued the total amount of securities of NeoPhotonics held by us at $2,024,086. The Chief Executive Officer of the company is Timothy S. Jenks. Daniel V. Leff serves as an observer to the Board of Directors of the company.

      *Optiva, Inc., located at 377 Oyster Point Boulevard, Suite 13, South San Francisco, California 94080, was developing and commercializing a new class of nanomaterials for advanced optical applications, initially for the flat panel display industry. As of June 30, 2005, we held 1,249,999 shares of the Series C Preferred Stock (representing 4.13 percent of the total Series C Convertible Preferred Stock outstanding) and $150,000 in Convertible Bridge Notes (representing 11.54 percent of the total Convertible Bridge Notes outstanding) of Optiva. As of the date above, our Valuation Committee fair valued the total securities of Optiva held by us at $0. The Chief Executive Officer of the company was Peter
      Hopper. As of the date above, our Valuation Committee fair valued the Convertible Bridge Note held by us at $75,000.

      With the exceptions of Alpha Simplex, Crystal IS, eLite Optoelectronics, Experion, Molecular Imprints, Nanomix, NanoOpto, NeoPhotonics, NeuroMetrix, Questech and Starfire Systems, none of the foregoing portfolio companies is currently generating revenues from commercial sales of products and/or services. Although Alpha Simplex, Crystal IS, eLite Optoelectronics, Experion, Molecular Imprints, Nanomix, NanoOpto, NeoPhotonics, NeuroMetrix, Questech and Starfire Systems are generating revenues from commercial sales of products and/or services, they are still relatively early-stage companies with the attendant risks. Any of the private companies may require additional funding that may not be obtainable at all or on the terms of their most recent fundings, which would result in partial or complete write-downs in the value of our investment. In general, private equity is difficult to obtain, especially in the current capital markets environment. Each company is dependent upon a single or small number of customers and/or key operating personnel. All of the foregoing companies rely heavily upon the technology associated with their respective business or, in the case of Exponential, with the companies in which it invests. Therefore, each company places great importance on its relevant patents, trademarks, licenses, algorithms, trade secrets, franchises or concessions. Lastly, each company is particularly vulnerable to general economic, private equity and capital markets conditions and to changes in government regulation, interest rates or technology.

                       DETERMINATION OF NET ASSET VALUE

      Our investments can be classified into five broad categories for valuation purposes:

     .   Equity-related securities;

     . Investments in intellectual property or patents or research and development in technology or product development;

     .   Long-term fixed-income securities;

     .   Short-term fixed-income investments; and

     .   All other investments.

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      The 1940 Act requires periodic valuation of each investment in our portfolio to determine net asset value. Under the 1940 Act, unrestricted securities with readily available market quotations are to be valued at the current market value; all other assets must be valued at "fair value" as determined in good faith by or under the direction of the Board of Directors.

      Our Board of Directors is responsible for (1) determining overall valuation guidelines and (2) ensuring the valuation of investments within the prescribed guidelines.

      Our Valuation Committee, comprised of three or more independent Board members, is responsible for reviewing and approving the valuation of our assets within the guidelines established by the Board of Directors.

      Fair value is generally defined as the amount that an investment could be sold for in an orderly disposition over a reasonable time. Generally, to increase objectivity in valuing our assets, external measures of value, such as public markets or third-party transactions, are utilized whenever possible. Valuation is not based on long-term work-out value, nor immediate liquidation value, nor incremental value for potential changes that may take place in the future.

      The values assigned to these investments are based on available information and do not necessarily represent amounts that might ultimately be realized, as these amounts depend on future circumstances and cannot reasonably be determined until the individual investments are actually liquidated or become marketable.

      Our valuation policy with respect to the five broad investment categories is as follows:

Equity-Related Securities

      Equity-related securities are valued using one or more of the following basic methods of valuation:

      Cost. The cost method is based on our original cost. This method is generally used in the early stages of a company's development until significant positive or negative events occur subsequent to the date of the original investment that dictate a change to another valuation method. Some examples of these events are: (1) a major recapitalization; (2) a major refinancing; (3) a significant third-party transaction; (4) the development of a meaningful public market for the company's Common Stock; and (5) significant positive or negative changes in a company's business.

      Analytical Method. The analytical method is generally used to value an investment position when there is no established public or private market in the company's securities or when the factual information available to us dictates that an investment should no longer be valued under either the cost or private market method. This valuation method is inherently imprecise and ultimately the result of reconciling the judgments of our Valuation Committee members, based on the data available to them. The resulting valuation, although stated as a precise number, is necessarily within a range of values that vary depending upon the significance attributed to the various factors being considered. Some of the factors considered may include the financial condition and operating results of the company, the long-term potential of the business of the company, the values of similar securities issued by companies in similar businesses, the proportion of the company's securities we own and the nature of any rights to require the company to register restricted securities under applicable securities laws.

      Private Market. The private market method uses actual, executed, historical transactions in a company's securities by responsible third parties as a basis for valuation. The private market method may also use, where applicable, unconditional firm offers by responsible third parties as a basis for valuation.

      Public Market. The public market method is used when there is an established public market for the class of the company's securities held by us or into which our securities are convertible. We discount market value for securities that are subject to significant legal and contractual restrictions. Other securities, for which

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market quotations are readily available, are carried at market value as of the time of valuation. Market value for securities traded on securities exchanges or on the Nasdaq National Market is the last reported sales price on the day of valuation. For other securities traded in the over-the-counter market and listed securities for which no sale was reported on that day, market value is the mean of the closing bid price and asked price on that day. This method is the preferred method of valuation when there is an established public market for a company's securities, as that market provides the most objective basis for valuation.

Investments in Intellectual Property or Patents or Research and Development in Technology or Product Development

      These investments are carried at fair value using the following basic methods of valuation:

      Cost. The cost method is based on our original cost. This method is generally used in the early stages of commercializing or developing intellectual property or patents or research and development in technology or product development until significant positive or adverse events occur subsequent to the date of the original investment that dictate a change to another valuation method.

      Analytical Method. The analytical method is used to value an investment after analysis of the best available outside information where the factual information available to us dictates that an investment should no longer be valued under either the cost or private market method. This valuation method is inherently imprecise and ultimately the result of reconciling the judgments of our Valuation Committee members. The resulting valuation, although stated as a precise number, is necessarily within a range of values that vary depending upon the significance attributed to the various factors being considered. Some of the factors considered may include the results of research and development, product development progress, commercial prospects, term of patent and projected markets.

      Private Market. The private market method uses actual third-party investments in intellectual property or patents or research and development in technology or product development as a basis for valuation, using actual executed historical transactions by responsible third parties. The private market method may also use, where applicable, unconditional firm offers by responsible third parties as a basis for valuation.

      As of June 30, 2005, we do not have any investments in intellectual property or patents or research and development in technologies or products.

Long-Term Fixed-Income Securities

      Fixed-income securities for which market quotations are readily available are carried at market value as of the time of valuation using the most recent bid quotations when available. Securities for which market quotations are not readily available are carried at fair value using one or more of the following basic methods of valuation:

     . Fixed-income securities are valued by independent pricing services that provide market quotations based primarily on quotations from dealers and brokers, market transactions, and other sources.

     . Other fixed-income securities that are not readily marketable are valued at fair value by our Valuation Committee.

Short-Term Fixed-Income Investments

      Short-term fixed-income investments are valued at market value at the time of valuation. We value short-term debt with remaining maturity of 60 days or less at amortized cost.

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All Other Investments

      All other investments are reported at fair value as determined in good faith by the Valuation Committee.

      The reported values of securities for which market quotations are not readily available and for other assets reflect the Valuation Committee's judgment of fair values as of the valuation date using the outlined basic methods of valuation. They do not necessarily represent an amount of money that would be realized if we had to sell the securities in an immediate liquidation. Thus, valuations as of any particular date are not necessarily indicative of amounts that we may ultimately realize as a result of future sales or other dispositions of investments we hold.

      As of June 30, 2005, we do not have any of these investments.

                              INVESTMENT POLICIES

Investments and Strategies

      The following is a summary description of the types of assets in which we may invest, the investment strategies we may utilize and the attendant risks associated with our investments and strategies. For a full description of our investments and strategies, please refer to our Annual Report on Form 10-K.

Equity, Equity-Related Securities and Debt with Equity Features

      We may invest in equity, equity-related securities and debt with equity features. These securities include Common Stock, preferred stock, debt instruments convertible into common or preferred stock, limited partnership interests, other beneficial ownership interests and warrants, options or other rights to acquire any of the foregoing.

      We may make investments in companies with operating histories that are unprofitable or marginally profitable, that have negative net worth or that are involved in bankruptcy or reorganization proceedings. These investments would involve businesses that management believes have turn around potential through the infusion of additional capital and management assistance. In addition, we may make investments in connection with the acquisition or divestiture of companies or divisions of companies. There is a significantly greater risk of loss with these types of securities than is the case with traditional investment securities.

      We may also invest in publicly traded securities of whatever nature, including relatively small, emerging growth companies that management believes have long-term growth possibilities.

      Warrants, options and convertible or exchangeable securities generally give the investor the right to acquire specified equity securities of an issuer at a specified price during a specified period or on a specified date. Warrants and options fluctuate in value in relation to the value of the underlying security and the remaining life of the warrant or option, while convertible or exchangeable securities fluctuate in value both in relation to the intrinsic value of the security without the conversion or exchange feature and in relation to the value of the conversion or exchange feature, which is like a warrant or option. When we invest in these securities, we incur the risk that the option feature will expire worthless, thereby either eliminating or diminishing the value of our investment.

      Investments in equity securities of private companies involve securities that are restricted as to sale and cannot be sold in the open market without registration under the Securities Act of 1933 or pursuant to a specific exemption from these registrations. Opportunities for sale are more limited than in the case of marketable securities, although these investments may be purchased at more advantageous prices and may offer attractive

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investment opportunities. Even if one of our portfolio companies completes an initial public offering, we are typically subject to a lock-up agreement, and the stock price may decline substantially before we are free to sell. Even if we have registration rights to make our investments more marketable, a considerable amount of time may elapse between a decision to sell or register the securities for sale and the time when we are able to sell the securities. The prices obtainable upon sale may be adversely affected by market conditions or negative conditions affecting the issuer during the intervening time.

Venture Capital Investments

      We expect to invest in development stage or start-up businesses. Substantially all of our long-term investments are in thinly capitalized, unproven, small companies focused on risky technologies. These businesses also tend to lack management depth, to have limited or no history of operations and to have not attained profitability. Because of the speculative nature of these investments, these securities have a significantly greater risk of loss than traditional investment securities. Some of our venture capital investments are likely to be complete losses or unprofitable and some will never realize their potential.

      We may own 100 percent of the securities of a start-up investment for a period of time and may control the company for a substantial period. Start-up companies are more vulnerable than better capitalized companies to adverse business or economic developments. Start-up businesses generally have limited product lines, service niches, markets and/or financial resources. Start-up companies are not well-known to the investing public and are subject to potential bankruptcy, general movements in markets and perceptions of potential growth.

      In connection with our venture capital investments, we may participate in providing a variety of services to our portfolio companies, including the following:

     .   recruiting management;

     .   formulating operating strategies;

     .   formulating intellectual property strategies;

     .   assisting in financial planning;

     .   providing management in the initial start-up stages; and

     .   establishing corporate goals.

      We may assist in raising additional capital for these companies from other potential investors and may subordinate our own investment to that of other investors. We may also find it necessary or appropriate to provide additional capital of our own. We may introduce these companies to potential joint venture partners, suppliers and customers. In addition, we may assist in establishing relationships with investment bankers and other professionals. We may also assist with mergers and acquisitions. We do not derive income from these companies for the performance of any of the above services.

      We may control, be represented on or have observer rights on the Board of Directors of a portfolio company by one or more of our officers or directors, who may also serve as officers of the portfolio company. We indemnify our officers and directors for serving on the Boards of Directors or as officers of portfolio companies, which exposes us to additional risks. Particularly during the early stages of an investment, we may in effect be involved in the conduct of the operations of the portfolio company. As a venture company emerges from the developmental stage with greater management depth and experience, we expect that our role in the portfolio company's operations will diminish. Our goal is to assist each company in establishing its own independent capitalization, management and Board of Directors. We expect to be able to reduce our interest in those start-up companies which become successful.

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Debt Obligations

      We may hold debt securities for income and as a reserve pending more speculative investments. Debt obligations may include U.S. government and government agency securities, commercial paper, bankers' acceptances, receivables or other asset-based financing, notes, bonds, debentures, or other debt obligations of any nature and repurchase agreements related to these securities. These obligations may have varying terms with respect to security or credit support, subordination, purchase price, interest payments and maturity from private, public or governmental issuers of any type located anywhere in the world. We may invest in debt obligations of companies with operating histories that are unprofitable or marginally profitable, that have negative net worth or are involved in bankruptcy or reorganization proceedings, or that are start-up or development stage entities. In addition, we may participate in the acquisition or divestiture of companies or divisions of companies through issuance or receipt of debt obligations.

      It is likely that our investments in debt obligations will be of varying quality, including non-rated, highly speculative debt investments with limited marketability. Investments in lower-rated and non-rated securities, commonly referred to as "junk bonds," are subject to special risks, including a greater risk of loss of principal and non-payment of interest. Generally, lower-rated securities offer a higher return potential than higher-rated securities but involve greater volatility of price and greater risk of loss of income and principal, including the possibility of default or bankruptcy of the issuers of these securities. Lower-rated securities and comparable non-rated securities will likely have large uncertainties or major risk exposure to adverse conditions and are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. The occurrence of adverse conditions and uncertainties to issuers of lower-rated securities would likely reduce the value of lower-rated securities held by us, with a commensurate effect on the value of our shares.

      The markets in which lower-rated securities or comparable non-rated securities are traded generally are more limited than those in which higher-rated securities are traded. The existence of limited markets for these securities may restrict our ability to obtain accurate market quotations for the purposes of valuing lower-rated or non-rated securities and calculating net asset value or to sell securities at their fair value. Any economic downturn could adversely affect the ability of issuers' lower-rated securities to repay principal and pay interest thereon. The market values of lower-rated and non-rated securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated securities. In addition, lower-rated securities and comparable non-rated securities generally present a higher degree of credit risk. Issuers of lower-rated securities and comparable non-rated securities are often highly leveraged and may not have more traditional methods of financing available to them, so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss owing to default by these issuers is significantly greater because lower-rated securities and comparable non-rated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. We may incur additional expenses to the extent that we are required to seek recovery upon a default in the payment of principal or interest on our portfolio holdings.

      The market value of investments in debt securities that carry no equity participation usually reflects yields generally available on securities of similar quality and type at the time purchased. When interest rates decline, the market value of a debt portfolio already invested at higher yields can be expected to rise if the securities are protected against early call. Similarly, when interest rates increase, the market value of a debt portfolio already invested at lower yields can be expected to decline. Deterioration in credit quality also generally causes a decline in market value of the security, while an improvement in credit quality generally leads to increased value.

Foreign Securities

      We may make investments in securities of issuers whose principal operations are conducted outside the United States, and whose earnings and securities are stated in foreign currency. In order to maintain our status as

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a business development company, our investments in the stocks of companies organized outside the U.S. would be limited to 30 percent of our assets, because we must invest at least 70 percent of our assets in "qualifying assets" and foreign companies are not "qualifying assets." We do not anticipate investing a significant portion of our assets in foreign companies.

      Compared to otherwise comparable investments in securities of U.S. issuers, currency exchange risk of securities of foreign issuers is a significant variable. The value of these investments to us will vary with the relation of the currency in which they are denominated to the U.S. dollar, as well as with intrinsic elements of value such as credit risk, interest rates and performance of the issuer. Investments in foreign securities also involve risks relating to economic and political developments, including nationalization, expropriation, currency exchange freezes and local recession. Securities of many foreign issuers are less liquid and more volatile than those of comparable U.S. issuers. Interest and dividend income and capital gains on our foreign securities may be subject to withholding and other taxes that may not be recoverable by us. We may seek to hedge all or part of the currency risk of our investments in foreign securities through the use of futures, options and forward currency purchases or sales.

Intellectual Property

      We believe there is a role for organizations that can assist in technology transfer. Scientists and institutions that develop and patent intellectual property perceive the need for and rewards of entrepreneurial commercialization of their inventions.

      Our form of investment may be:

     .   funding research and development in the development of a technology;

     .   obtaining licensing rights to intellectual property or patents;

     .   acquiring intellectual property or patents; or

     . forming and funding companies or joint ventures to further commercialize intellectual property.

      Income from our investments in intellectual property or its development may take the form of participation in licensing or royalty income, fee income, or some other form of remuneration. Investment in developmental intellectual property rights involves a high degree of risk that can result in the loss of our entire investment as well as additional risks including uncertainties as to the valuation of an investment and potential difficulty in liquidating an investment. Further, investments in intellectual property generally require investor patience as investment return may be realized only after or over a long period. At some point during the commercialization of a technology, our investment may be transformed into ownership of securities of a development stage or start-up company as discussed under "Venture Capital Investments" above.

Other Strategies

      In pursuit of our investment strategy, we may employ one or more of the following strategies in order to enhance investment results.

Borrowing and Margin Transactions

      We may from time to time borrow money, issue preferred shares or obtain credit by any lawful means from banks, lending institutions, other entities or individuals, in negotiated transactions. We may issue, publicly or privately, bonds, debentures or notes, in series or otherwise, with interest rates and other terms and provisions, including conversion rights, on a secured or unsecured basis, for any purpose, up to the maximum amounts and percentages permitted for closed-end investment companies under the 1940 Act. The 1940 Act currently prohibits us from borrowing any money or issuing any other senior securities (other than preferred stock and other than temporary borrowings of up to five percent of our assets), if in giving effect to the borrowing or issuance, the value of our total assets would be less than 200 percent of our total liabilities (other than liabilities not constituting senior securities). We may pledge assets to secure any borrowings. We currently have no leverage and have no current intention to issue preferred stock.

      A primary purpose of our borrowing power is for leverage, to increase our ability to acquire investments both by acquiring larger positions and by acquiring more positions. Borrowings for leverage accentuate any increase or decrease in the market value of our investments and thus our net asset value. Since any decline in the net asset value of our investments will be borne first by holders of Common Stock, the effect of leverage in a declining market would be a greater decrease in net asset value applicable to the Common Stock than if we were not leveraged. Any decrease would likely be reflected in a decline in the market price of the Common Stock. To the extent the income derived from assets acquired with borrowed funds exceeds the interest and other expenses associated with borrowing, our total income will be greater than if borrowings were not used. Conversely, if the income from assets is not sufficient to cover the borrowing costs, our total income will be less than if borrowings were not used. If our current income is not sufficient to meet our borrowing costs (repayment of principal and interest), we might have to liquidate our investments when it may be disadvantageous to do so. Our borrowings for the purpose of buying most liquid equity securities will be subject to the margin rules, which require excess liquid collateral marked to market daily. If we are unable to post sufficient collateral, we would be required to sell securities to remain in compliance with the margin rules. These sales might be at disadvantageous times or prices.

Repurchase of Shares

      Our shareholders do not have the right to compel us to redeem our shares. We may, however, purchase outstanding shares of our Common Stock from time to time, subject to approval of our Board of Directors and compliance with applicable corporate and securities laws. The Board of Directors may authorize purchases from time to time when they are deemed to be in the best interests of our shareholders, but could do so only after notification to shareholders. The Board of Directors may or may not decide to undertake any purchases of our Common Stock.

      Our repurchases of our common shares would decrease our total assets and would therefore likely have the effect of increasing our expense ratio. Subject to our investment restrictions, we may borrow money to finance the repurchase of our Common Stock in the open market pursuant to any tender offer. Interest on any borrowings to finance share repurchase transactions will reduce our net assets. If, because of market fluctuations or other reasons, the value of our assets falls below the required 1940 Act coverage requirements, we may have to reduce our borrowed debt to the extent necessary to comply with the requirement. To achieve a reduction, it is possible that we may be required to sell portfolio securities at inopportune times when it may be disadvantageous to do so. Since 1998, we have repurchased a total of 1,828,740 shares of our Common Stock at a total cost of $3,405,531, or $1.86 per share. Because we intend to continue investing in tiny technology, our Board of Directors does not currently intend to authorize the purchase of additional shares of our Common Stock.

Portfolio Company Turnover

      Changes with respect to portfolio companies will be made as our management considers necessary in seeking to achieve our investment objective. The rate of portfolio turnover will not be treated as a limiting or relevant factor when circumstances exist which are considered by management to make portfolio changes advisable.

      Although we expect that many of our investments will be relatively long term in nature, we may make changes in our particular portfolio holdings whenever it is considered that an investment no longer has substantial growth potential or has reached its anticipated level of performance, or (especially when cash is not otherwise available) that another investment appears to have a relatively greater opportunity for capital appreciation. We may also make general portfolio changes to increase our cash to position us in a defensive posture. We may make portfolio changes without regard to the length of time we have held an investment, or whether a sale results in profit or loss, or whether a purchase results in the reacquisition of an investment which we may have only recently sold.

      The portfolio turnover rate may vary greatly from year to year as well as during a year and may also be affected by cash requirements.

                           MANAGEMENT OF THE COMPANY

Board of Directors and Certain Executive Officers

      Set forth below are the names, ages, positions and principal occupations during the past five years of our directors and executive officers. We have no advisory board. Our business address and that of our officers and directors is 111 West 57/th/ Street, Suite 1100, New York, New York 10019.

Executive Officers

      Messrs. Harris, Jamison, Leff and Andreev are Managing Directors and are primarily responsible for the day to day management of our portfolio. They have served in this capacity since 1984, 2002, 2004 and 2005, respectively.

      Charles E. Harris. Mr. Harris, 62, currently serves as our Chairman, Chief Executive Officer, Director and as a Managing Director. He has served as our Chief Executive Officer since July 1984 and as a Managing Director since January 2004. He has been a member of our Board of Directors and served as Chairman of the Board since April 1984. He also served as our Chief Compliance Officer from February 1997 to February 2001. He is Chairman of the Board, Chief Executive Officer and a Director of Harris & Harris Enterprises, a wholly owned subsidiary of the Company. He is a Director of Nanopharma Corp., a privately held company in which we have an investment. He was a member of the Advisory Panel for the Congressional Office of Technology Assessment. Prior to joining us, he was Chairman of Wood, Struthers and Winthrop Management Corporation, the investment advisory subsidiary of Donaldson, Lufkin and Jenrette. He is currently a member of the New York Society of Security Analysts. He was, until 2004, a Trustee and head of the Audit Committee of Cold Spring Harbor Laboratory, a not-for-profit institution that conducts research and education programs in the fields of molecular biology and genetics, and he currently serves as Co-Chairman of its President's Council. He also serves as a Trustee and head of the Audit Committee of the Nidus Center, a life sciences business incubator in St. Louis, Missouri. He is a life-sustaining fellow of MIT and a shareholder of its Entrepreneurship Center. He is an "interested person" as defined in Section 2(a)(19) of the 1940 Act, as a beneficial owner of more than five percent of our Common Stock, as a control person and as one of our officers. He was graduated from Princeton University (A.B.) and the Columbia University Graduate School of Business (M.B.A.).

      Douglas W. Jamison. Mr. Jamison, 35, has served as President, Chief Financial Officer and Chief Operating Officer since January 1, 2005, Treasurer since March 2005 and as a Managing Director since January 2004. Since January 2005, he is President and a Director of Harris & Harris Enterprises, Inc., a wholly owned subsidiary of Harris & Harris Group, Inc., and Vice President from September 2002 through December 2004. He is a director of NanoOpto Corporation and Nextreme Thermal Solutions, Inc., privately held nanotechnology-enabled companies in which we have an investment. He is Co-Editor-in-Chief of "Nanotechnology Law & Business." He is Co-Chair of the Advisory Board, Converging Technology Bar Association, and a member of the Advisory Board, Massachusetts Technology Collaborative Nanotechnology Venture Forum. His professional societies include the Association of University Technology Managers, for which he serves on its Survey

Statistics and Metrics Committee. Prior to joining us, he worked as a senior technology manager at the University of Utah Technology Transfer Office, where he managed intellectual property in physics, chemistry and the engineering sciences from 1997 to 2002. He was graduated from Dartmouth College (B.A.) and the University of Utah (M.S.).

      Daniel V. Leff. Mr. Leff, 37, has served as an Executive Vice President and a Managing Director since January 2004. Prior to joining us, he was a Senior Associate with Sevin Rosen Funds in the firm's Dallas, Texas office, where he focused on early-stage investment opportunities in semiconductors, components, and various emerging technology areas from 2001 to 2003. Previously he worked for Redpoint Ventures in the firm's Los Angeles office from 2000 to 2001. In addition, he previously held engineering, marketing and strategic investment positions with Intel Corporation from 1997 to 2000. He is a Director of Nanomix, Inc., and Solazyme, Inc., privately held nanotechnology-enabled companies in which we have an investment. He received his Ph.D. degree in Physical Chemistry from UCLA's Department of Chemistry and Biochemistry, where his thesis advisor was Professor James R. Heath (recipient of the 2000 Feynman Prize in Nanotechnology). He also received a B.S. in Chemistry from the University of California, Berkeley and an MBA from The Anderson School at UCLA, where he was an Anderson Venture Fellow. He has published several articles in peer-reviewed scientific journals and has been awarded two patents in the field of Nanotechnology. He is also a member of the business advisory boards of the NanoBusiness Alliance and the California NanoSystems Institute (CNSI).

      Alexei A. Andreev. Mr. Andreev, 33, joined us in March 2005, as an Executive Vice President and as a Managing Director. From 2002 to March 2005, he was an Associate with Draper Fisher Jurvetson, a venture capital firm. In 2001, he was a Summer Associate with TLcom Capital Partners, a London-based venture capital fund backed by Morgan Stanley. From 1997 to 2000, he was employed by Renaissance Capital Group/Sputnik Funds, a venture capital fund in Moscow, Russia. Previously, he was a researcher at the Centre of Nanotechnology, Isan, in Troitsk, Russia. He is a Director of privately held EoPlex Technologies, Inc., a tiny technology-enabled company, and of the American Business Association of Russian Expatriates. He was graduated with a B.S. with honors in Engineering/Material Sciences and a Ph.D. in Solid State Physics from Moscow Steel and Alloys Institute and with an M.B.A. from the Stanford Graduate School of Business.

      Daniel B. Wolfe. Mr. Wolfe, 28, has served as a Vice President since July 2004. Prior to joining us, he served as a consultant to Nanosys, Inc. (from 2002 to 2004), CW Group (from 2001 to 2004) and Bioscale, Inc. (from January 2004 to June 2004). From February 2000 to January 2002, he was the Co-founder and President of Scientific Venture Assessments, Inc., a provider of scientific analysis of prospective investments for venture capital placements and of scientific expertise to high-technology companies. Mr. Wolfe was graduated from Rice University (B.A., Chemistry), where his honors included the Zevi and Bertha Salsburg Memorial Award in Chemistry and the Presidential Honor Roll, and from Harvard University (Ph.D., Chemistry), where he was an NSF Predoctoral Fellow.

      Sandra Matrick Forman. Ms. Forman, 39, has served as General Counsel, Chief Compliance Officer and Director of Human Resources since August 2004. Prior to joining us, she was an Associate at Skadden, Arps, Slate, Meagher & Flom LLP, in the Investment Management Group, from 2001 to 2004. From May to August 2000, she was a Summer Associate with Latham & Watkins LLP in its London office. Ms. Forman served as an intern from August to December 2000 in the office of the General Counsel, United States Department of Defense, Office of the Secretary of Defense. From June to August 1999, she served as an intern for the Honorable Ronald S. Lew, United States Federal District Court, Central District of California. She was graduated from New York University (B.A.), where her honors included National Journalism Honor Society, and from the University of California Los Angeles (J.D.), where her honors included Order of the Coif and membership on the Law Review. She is currently a member of the working group for the National Venture Capital Association model documents.

      Patricia N. Egan. Ms. Egan, 30, has served as Chief Accounting Officer, Vice President, Senior Controller and Assistant Secretary since June 2005. Prior to joining us, she served as a Manager at

PricewaterhouseCoopers LLP in its financial services group from 1996 to 2005. Ms. Egan was graduated from Georgetown University (B.S., Accounting), where her honors included the Othmar F. Winkler Award for Excellence in Community Service. She is a Certified Public Accountant.

      Susan T. Harris. Ms. Harris, 60, has served as our Secretary since July 2001. She was employed by Harris & Harris Enterprises, Inc., our wholly owned subsidiary, from July 1999 to July 2003, working primarily in financial public relations. From July 2001 to July 2003, she served as its Secretary and Treasurer. She has been an investor relations consultant since 1972, operating as a sole proprietor prior to 1999, and again from July 2003 to the present. She was graduated from Wellesley College (B.A., Economics). Ms. Harris's husband serves as the Chairman, Chief Executive Officer and a Managing Director of the Company.

Board of Directors

      Our Board of Directors supervises our management. The responsibilities of each director include, among other things, the oversight of the investment approval process, the quarterly valuation of our assets, and the oversight of our financing arrangements.

      Interested Directors:

      Charles E. Harris. See biography under "Executive Officers."

      Kelly S. Kirkpatrick. Dr. Kirkpatrick, 38, has served as a member of our Board of Directors since March 2002. She has served as a consultant to us on nanotechnology and in our due diligence work on certain prospective investments. She is an independent business consultant assessing and advising on early stage, technology start-ups for venture capital companies. From 2000 to 2002, she served in the Office of the Executive Vice Provost of Columbia University as Director of the Columbia University Nanotechnology Initiative and as Director for Research and Technology Initiatives. From 1998 to 2000, she served in the White House Office of Science and Technology Policy as a Senior Policy Analyst involved in the National Nanotechnology Initiative. From 1997 to 1998, she was a Science Policy Coordinator for Sandia National Laboratories. From 1995 to 1996, she served in the office of Senator Joseph Lieberman as Legislative Assistant, Congressional Science and Engineering Fellow. She was graduated from University of Richmond (B.S., Chemistry with a business option) and Northwestern University (Ph.D., Materials Science and Engineering). She may be considered to be an "interested person" of the Company because of the consulting work she does for us.

      Lori D. Pressman. Ms. Pressman, 47, has served as a member of our Board of Directors since March 2002. She has served as a consultant to us on tiny technology, intellectual property and in our due diligence work on certain prospective investments. She also acts as an observer for us at Board meetings of certain portfolio companies in the Boston area. She is a business consultant providing advisory services to start-ups and venture capital companies. She consults internationally on technology transfer practices and metrics for non-profit and government organizations. From 1999 to 2001, she was Chair of the Survey Statistics and Metrics Committee of the Association of University Technology Managers. From September 1989 to July 2000, she was employed by MIT in its Technology Licensing Office. She served as a Technology Licensing Officer from 1989 to 1995 and as Assistant Director of the Technology Licensing Office from 1996 to 2000. From September 1984 to September 1989, she was Senior Development Engineer at Lasertron, Inc. She was graduated from the Massachusetts Institute of Technology (S.B., Physics) and the Columbia School of Engineering (MSEE). She may be considered to be an "interested person" of the Company because of the consulting work she does for us.

      Independent Directors:

      C. Wayne Bardin. Dr. Bardin, 70, has served as a member of our Board of Directors since December 1994. Since 1996, he has served as the President of Bardin LLC, a consulting firm to pharmaceutical companies. From 1998 to 2003, he served as President of Thyreos Corp., a privately held, start-up pharmaceutical company. From 1978 through 1996, he was Vice President of The Population Council. His professional appointments have included: Professor of Medicine, Chief of the Division of Endocrinology, The Milton S. Hershey Medical Center of Pennsylvania State University and Senior Investigator, Endocrinology Branch, National Cancer Institute. He has also served as a consultant to several pharmaceutical companies. He has been appointed to the editorial boards of 15 journals. He has also served on national and international committees and boards for the National Institutes of Health, World Health Organization, The Ford Foundation and numerous scientific societies. He was graduated from Rice University (B.A.), Baylor University (M.S., M.D.) and he received a Doctor Honoris Causa from the University of Caen, the University of Paris and the University of Helsinki.

      Phillip A. Bauman. Dr. Bauman, 49, has served as a member of our Board of Directors since February 1998. He is Senior Attending in Orthopedic Surgery at St. Luke's/Roosevelt Hospital Center in Manhattan and has served as an elected member of the Executive Committee of the Medical Board since 2000. He has been Assistant Professor of Orthopedic Surgery at Columbia University since 1998 and a Vice President of Orthopedic Associates of New York since 1994. He was elected a fellow of the American Academy of Orthopaedic Surgeons in 1991. He is an active member of the American Orthopaedic Society for Sports Medicine, the New York State Society of Orthopaedic Surgeons and the American Medical Association. He was graduated from Harvard College (B.A.), Harvard University (M.S., biology) and the College of Physicians and Surgeons at Columbia University (M.D).

      G. Morgan Browne. Mr. Browne, 70, has served as a member of our Board of Directors since June 1992. He is President since 2004 and a Trustee since 2000 of Planting Fields Foundation, a historic estate arboretum. From 2001 to 2003, he served as Chief Financial Officer of Cold Spring Harbor Laboratory, a not-for-profit institution that conducts research and education programs in the fields of molecular biology and genetics. From 1985 to 2000, he was the Administrative Director of Cold Spring Harbor Laboratory. In prior years, he was active in the management of numerous scientifically based companies as an officer, as an individual consultant and as an associate of Laurent Oppenheim Associates, Industrial Management Consultants. He is a Director of OSI Pharmaceuticals, Inc., a publicly held company principally engaged in drug discovery based on gene transcription. He was a founding director of the New York Biotechnology Association and a founding Director of the Long Island Research Institute. He was graduated from Yale University.

      Dugald A. Fletcher. Mr. Fletcher, 75, has served as a member of our Board of Directors since 1996. He has served as President of Fletcher & Company, Inc., a management consulting firm since 1984. Until the end of 1997, he was Chairman of Binnings Building Products Company, Inc. His previous business appointments include: adviser to Gabelli/Rosenthal LP, a leveraged buyout fund; Chairman of Keller Industries, building and consumer products; Senior Vice President of Booz-Allen & Hamilton; President of Booz-Allen Acquisition Services; Executive Vice President and a Director of Paine Webber, Inc.; and President of Baker, Weeks and Co., Inc., a New York Stock Exchange member firm. He is currently a Trustee of the Gabelli Growth Fund and a Director of the Gabelli Convertible and Income Securities Fund, Inc. He was graduated from Harvard College and Harvard Business School (M.B.A.).

      Mark A. Parsells. Mr. Parsells, 45, has served as a member of our Board of Directors since November 2003. Since February 2004, he is the Chairman, President and Chief Executive Officer of Montpelier Ventures, a management consulting firm. From 2001 to 2004, he was the Chairman, President, Chief Executive Officer and a Director of Fusura LLC, an AIG company that is an Internet-based, direct-to-consumer auto insurance business. From 2000 to 2001, he was President and Chief Operating Officer of Citibank Online. Previously, he worked in executive positions for Bank One and American Express and acted as Special Assistant to U.S. Senator John Heinz. He is a Director of Winterthur Business Associates, a board that oversees corporate giving and events for

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

corporations (a former DuPont family estate). He is an alumni of The General Manager Program at Harvard Business School. He was graduated from Emory University (BA), Cornell University (MBA) and Vlerick Leuven Gent Business School (M.B.A.).

      Charles E. Ramsey. Mr. Ramsey, 62, has served as a member of our Board of Directors since October 2002. He has been a consultant since 1997. He is a retired founder and principal of Ramsey/Beirne Associates, Inc., an executive search firm that specialized in recruiting top officers for high technology companies, many of which were backed by venture capital. An active investor, he is a Director of one privately held company. He works on construction projects in Nicaragua as a member of the Nicaraguan Initiative Committee for the Presbyterian Churches of the Hudson River and as Chair of Bridges to Community, a non-governmental organization dedicated to construction projects in Nicaragua. He is Chairman of The Seedling Group, Inc., an executive search firm. He was graduated from Wittenberg University (B.A.).

      James E. Roberts. Mr. Roberts, 59, has served as a member of our Board of Directors since 1995. Since 2002, he has been Executive Vice President and Chief Underwriting Officer of the Reinsurance Division of Alea North America Company. From October 1999 to November 2002, he was Chairman and Chief Executive Officer of the Insurance Corporation of New York, Dakota Specialty Insurance Company, and Recor Insurance Company Inc., all members of the Trenwick Group, Ltd. From October 1999 to March 2000, he served as Vice Chairman of Chartwell Reinsurance Company. Prior to assuming those positions, he was Vice Chairman of Trenwick America Reinsurance Corporation from May 1995 to March 2000. He was graduated from Cornell University (A.B.).

Committees of the Board of Directors

      Our Board of Directors maintains an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating Committee, a Valuation Committee and an Independent Directors Committee. All of the members of each committee other than Mr. Harris (who sits on the Executive Committee) are non-interested directors (as defined in Section 2(a)(19) of the 1940 Act).

      The Executive Committee has and may exercise those rights, powers and authority that the Board of Directors from time to time grants to it, except where action by the full Board is required by statute, an order of the SEC or our charter or bylaws. The Executive Committee did not meet as a separate committee and did not act by unanimous written consent in 2004. The members of the Executive Committee are Messrs. Harris (Chairman), Roberts and Browne and Dr. Bardin.

      The Audit Committee operates pursuant to a charter that sets forth the responsibilities of the Audit Committee. The Audit Committee's responsibilities include selecting and retaining our independent registered public accounting firm, reviewing with the independent registered public accounting firm the planning, scope and results of their audit and our financial statements and the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements and receiving our audit reports and financial statements. The Audit Committee met four times and acted by unanimous written consent one time in 2004. The members of the Audit Committee are Messrs. Fletcher (Chairman), Roberts and Browne and Dr. Bauman, all of whom are considered independent under the rules promulgated by the Nasdaq National Market.

      The Compensation Committee operates pursuant to a written charter and determines the compensation for our executive officers and the amount of salary and bonus to be included in the compensation package for each of our officers. The Compensation Committee met one time and acted by unanimous written consent one time in 2004. The members of the Compensation Committee are Messrs. Roberts (Chairman), Parsells and Ramsey and Dr. Bauman.

      The Nominating Committee acts pursuant to a written charter as an advisory committee to the Board by identifying individuals qualified to serve on the Board as directors and on committees of the Board, and recommending nominees to stand for election as directors at the next annual meeting of shareholders. The Nominating Committee met one time in 2004. The members of the Nominating Committee are Messrs. Bardin (Chairman), Parsells and Ramsey and Dr. Bauman.

      The Nominating Committee will consider director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Nominating Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Nominating Committee, a shareholder must submit the recommendation in writing and must include:

     . The name of the shareholder and evidence of the person's ownership of shares of the Company, including the number of shares owned and the length of time of ownership;

     . The name of the candidate, the candidate's resume or a listing of his or her qualifications to be a Director of the Company and the person's consent to be named as a Director if selected by the Nominating Committee and nominated by the Board and consent to serve if elected; and

     . If requested by the Nominating Committee, a completed and signed director's questionnaire.

      The shareholder recommendation and information described above must be sent to the Company's Corporate Secretary, c/o Harris & Harris Group, Inc., 111 West 57th Street, Suite 1100, New York, New York 10019, and must be received by the Corporate Secretary not less than 120 days prior to the anniversary date of the Company's most recent annual meeting of shareholders or, if the meeting has moved by more than 30 days, a reasonable amount of time before the meeting.

      The Valuation Committee reviews and approves the valuation of our assets, from time to time, as prescribed by the 1940 Act, pursuant to Valuation Procedures established by our Board of Directors. The Valuation Committee met five times in 2004. The members of the Valuation Committee are Messrs. Fletcher (Chairman), Browne, Parsells and Roberts and Dr. Bardin.

      The Independent Directors Committee has the responsibility of proposing corporate governance and long-term planning matters to the Board of Directors and making the required determinations pursuant to the 1940 Act. The Independent Directors Committee met three times in 2004. The members of the Independent Directors Committee are Messrs. Browne (Chairman), Fletcher, Parsells, Ramsey and Roberts, and Drs. Bardin and Bauman.

      The following table sets forth the dollar range of equity securities beneficially owned by each director as of December 31, 2004.

                                      Dollar Range of Equity Securities
        Name of Director                Beneficially Owned/(1)(2)(3)/
        ----------------              ---------------------------------
        Interested Directors:
        Charles E. Harris............        Over $100,000
        Dr. Kelly S. Kirkpatrick/(4)/        $50,001 - $100,000
        Lori D. Pressman/(4)/........        $50,001 - $100,000

        Independent Directors:
        Dr. C. Wayne Bardin..........        Over $100,000
        Dr. Phillip A. Bauman........        Over $100,000
        G. Morgan Browne.............        Over $100,000
        Dugald A. Fletcher...........        Over $100,000
        Mark A. Parsells.............        $10,001 - $50,000
        Charles E. Ramsey............        Over $100,000
        James E. Roberts.............        Over $100,000

------------------

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the 1934 Act.

(2) The dollar ranges are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 and over $100,000.

(3) The dollar ranges are based on the price of the equity securities as of December 31, 2004.

(4) Denotes an individual who may be considered an "interested person" because of consulting work performed for us.

Principal Shareholders and Ownership by Directors and Executive Officers

      Set forth below is information as of August 1, 2005 with respect to the beneficial ownership of our Common Stock by (i) each person who is known by us to be the beneficial owner of more than five percent of the outstanding shares of the Common Stock, (ii) each of our directors and executive directors and
(iii) all of our directors and executive officers as a group. Except as otherwise indicated, to our knowledge, all shares are beneficially owned and investment and voting power is held by the persons named as owners. At this time, we are unaware of any shareholder owning 5 percent or more of the outstanding shares of Common Stock other than the ones noted below. Unless otherwise provided, the address of each holder is c/o Harris & Harris Group, Inc., 111 West 57th Street, Suite 1100, New York, New York 10019.

                                                             Amount and Nature of Percentage of Outstanding
Name and Address of Beneficial Owner                         Beneficial Ownership    Common Shares Owned
------------------------------------                         -------------------- -------------------------
Independent Directors:
Dr. C. Wayne Bardin.........................................         22,739/(1)/              *
Dr. Phillip A. Bauman.......................................         23,971/(2)/              *
G. Morgan Browne............................................         34,172                   *
Dugald A. Fletcher..........................................         16,556                   *
Mark A. Parsells............................................          1,437/(3)/              *
Charles E. Ramsey...........................................         29,179                   *
James E. Roberts............................................         17,740                   *

Interested Directors:
Charles E. and Susan T. Harris..............................      1,050,893/(4)/             6.1
Kelly S. Kirkpatrick........................................          4,497                   *
Lori D. Pressman............................................          4,993                   *

Executive Officers:
Alexei A. Andreev...........................................              0                   *
Patricia N. Egan............................................              0                   *
Sandra M. Forman............................................            250/(5)/              *
Douglas W. Jamison..........................................            645                   *
Daniel V. Leff..............................................            300                   *
Daniel B. Wolfe.............................................              0                   *
All directors and executive officers as a group (17 persons)      1,207,372                  7.0

5% Shareholders:
None other than as listed above.............................

------------------

*  Less than 1%.

(1) Includes 3,786 shares owned by Bardin LLC for the Bardin LLC Profit-Sharing Keogh.

(2) Includes 5,637 shares owned by Ms. Milbry C. Polk, Dr. Bauman's wife; 100 shares owned by Adelaide Polk-Bauman, Dr. Bauman's daughter; 100 shares owned by Milbry Polk-Bauman, Dr. Bauman's daughter; and 100 shares owned by Mary Polk-Bauman, Dr. Bauman's daughter. Ms. Milbry C. Polk is the custodian for the accounts of the three children.

(3) All shares are owned jointly with Mr. Parsells' wife.

(4) Includes 1,039,559 shares owned by Mrs. Harris, our Corporate Secretary, and 11,334 shares owned by Mr. Harris.

(5) All shares owned by Ms. Forman's husband.

Remuneration of Directors

      The following table sets forth the compensation paid by us for the fiscal year ended December 31, 2004 to our directors. During the fiscal year ended December 31, 2004, we did not pay any pension or retirement benefits.

                                                         Total Compensation Paid to
Name of Director              Aggregate Compensation ($)       Directors ($)
----------------              -------------------------- --------------------------
Independent Directors:
Dr. C. Wayne Bardin..........           27,000                     27,000
Dr. Phillip A. Bauman........           25,000                     25,000
G. Morgan Browne.............           28,000                     28,000
Dugald A. Fletcher...........           31,000                     31,000
James E. Roberts/(1)/........           24,097                     24,097
Mark A. Parsells/(2)/........           25,163                     25,163
Charles E. Ramsey............           21,000                     21,000

Interested Directors:
Charles E. Harris/(3)/.......                0                          0
Dr. Kelly S. Kirkpatrick/(4)/           26,620                     26,620
Lori D. Pressman/(5)/........          123,861                    123,861

------------------

(1) Includes $1,097 for reimbursement for travel expenses to attend Board meetings.

(2) Includes $2,163 for reimbursement for travel expenses to attend Board meetings.

(3) Mr. Harris is an "interested person" as defined in the 1940 Act.

(4) Includes $2,032 for reimbursement for travel expenses to attend Board meetings and $3,588 for consulting services. Dr. Kirkpatrick may be considered an "interested person" because of consulting work performed for us.

(5) Includes $2,486 for reimbursement for travel expenses to attend Board meetings and $99,375 for consulting services. Ms. Pressman may be considered an "interested person" because of consulting work performed for us.

      In 2005, the directors who are not officers will receive $1,500 for each meeting of the Board of Directors and $1,500 for each committee meeting they attend, in addition to a monthly retainer of $750.

      We also reimburse our directors for travel, lodging and related expenses they incur in attending Board and Committee meetings. The total compensation and reimbursement for expenses paid to all directors in 2004 was $237,971.

      In 1998, the Board of Directors approved that effective January 1, 1998, 50 percent of all director fees be used to purchase our Common Stock from us. However, effective March 1, 1999, the Board of Directors approved that directors purchase our Common Stock in the open market, rather than from us. In 2001, the outside directors (i.e., all directors except Mr. Harris) bought a total of 7,944 shares in the open market. In 2002, the outside directors bought 9,524 shares in the open market and 43,426 shares through exercise of rights in a public offering of our Common Stock. In 2003 and 2004, the directors bought 7,860 and 9,543 shares, respectively, in the open market.

Remuneration of Chief Executive Officer and Other Executive Officers

      The following table sets forth a summary for each of the last three years ended December 31 of the cash and non-cash compensation paid to our four highest paid executive officers.

                                                           Annual Compensation
                                          ------------------------------------------------------
              Name and                                     Other Annual  All Other    Aggregate
         Principal Position          Year Salary   Bonus   Compensation Compensation Compensation
         ------------------          ---- ------- -------  ------------ ------------ ------------
                                           ($)    ($)/(1)/   ($)/(2)/     ($)/(3)/       ($)
Charles E. Harris................... 2004 229,778      0      42,193      245,778      517,749
Chairman of the Board,               2003 224,567      0      43,006      318,296      585,869
Chief Executive Officer/(4)(5)(6)/   2002 221,217 10,503      46,570      165,468      443,758

Mel P. Melsheimer................... 2004 260,001      0           0       16,000      276,001
Former President, Chief Operating    2003 254,106      0           0       14,000      268,106
Officer, Chief Financial Officer,    2002 250,327  3,224           0       12,000      265,551
Treasurer & Chief Compliance
Officer/(7)/

Douglas W. Jamison.................. 2004 153,183      0           0       13,000      166,183
President, Chief Operating Officer & 2003 137,182      0           0       12,000      149,182
Chief Financial Officer, Former Vice 2002  35,936      0           0        1,050       36,986
President/(8)/

Daniel V. Leff...................... 2004 228,667      0           0       13,000      241,667
Executive Vice President/(9)/

------------------
(1) For 2002, these amounts represent the actual amounts earned as a result of realized gains during the year ended December 31, 2002, and paid out in 2003, under the Harris & Harris Group Employee Profit-Sharing Plan. You may find more information on our Employee Profit-Sharing Plan under Incentive Compensation Plans.

(2) Other than Mr. Harris, amounts of "Other Annual Compensation" earned by the named executive officers for the periods presented did not meet the threshold reporting requirements. The amounts reported for Mr. Harris represent benefits including personal use of an automobile and garage, membership in a private club, membership in a health club and use of a trainer, medical care reimbursement, consultation with a financial planner, long-term disability insurance, group term life insurance and long-term care insurance for him and his wife.

(3) Except for Mr. Harris, amounts reported represent our contributions on behalf of the named executive to the Harris & Harris Group, Inc. 401(k) Plan. For 2004, Mr. Harris's "All Other Compensation" consisted of: $16,000 401(k) Plan employer contribution and $229,778 for his 2004 SERP contribution. With respect to 2002 and 2003, an additional $73,739 was accrued for Mr. Harris's SERP account in 2002, but not paid until 2003. The total amount in the SERP account at December 31, 2002, 2003, and 2004, was $830,683, $1,212,078 and $1,591,971, respectively.

(4) Mr. Harris has an employment agreement with us.

(5) Mr. Harris's wife was employed by a subsidiary in 2002 and 2003 and earned salary and all other compensation of $15,035 and $9,522, in 2002 and 2003, respectively. In 2004, she received compensation of $17,000 for serving as our Secretary.

(6) During 2004, the Company accrued pension expense of $15,319 for Mr. Harris pursuant to the Mandatory Retirement Plan. It is currently projected that Mr. Harris, beginning in 2009, will receive an annual benefit of $11,543.

(7) During 2003 and 2004, the Company accrued pension expense of $225,000 and $27,107, respectively, for Mr. Melsheimer, who retired on December 31, 2004, pursuant to the Mandatory Retirement Plan. Mr. Melsheimer receives an annual benefit of $22,915.


(8) Commenced employment September 9, 2002. As of January 1, 2005, Mr. Jamison's salary increased to $250,000 when he became President, Chief Operating Officer and Chief Financial Officer.

(9) Commenced employment January 19, 2004.

Compensation and Share Ownership of our Managing Directors

      Messrs. Harris, Jamison, Leff and Andreev are Managing Directors and are primarily responsible for the day to day management of our portfolio. They have served in this capacity since 1984, 2002, 2004 and 2005, respectively.

      On October 14, 2004, Mr. Harris, who is also our Chairman and Chief Executive Officer, signed an Amended and Restated Employment Agreement with us (disclosed on Form 8-K filed on October 15, 2004) (the "Employment Agreement"). During the period of employment, Mr. Harris is to receive compensation under his Employment Agreement in the form of base salary, with automatic yearly adjustments to reflect inflation, which amounted to $229,778 for 2004. In addition, the Board may increase such salary, and consequently decrease it, but not below the level provided for by the automatic adjustments described above. Mr. Harris is also entitled to participate in our Profit-Sharing Plan as well as in all compensation or employee benefit plans or programs, and to receive all benefits, perquisites, and emoluments for which salaried employees are eligible. Under the Employment Agreement, we will furnish Mr. Harris with certain perquisites which include a company car, membership in certain clubs and up to a $5,000 annual reimbursement for personal, financial or tax advice.

      The Employment Agreement provides Mr. Harris with life insurance for the benefit of his designated beneficiaries in the amount of $2,000,000; provides reimbursement for uninsured medical expenses, not to exceed $10,000 per annum, adjusted for inflation, over the period of the contract; provides Mr. Harris and his spouse with long-term care insurance; and with disability insurance in the amount of 100 percent of his base salary. These benefits are for the term of the Employment Agreement.

      The Employment Agreement provides for us to adopt a supplemental executive retirement plan (the "SERP") for the benefit of Mr. Harris, as described below, and severance pay in the event of termination without cause or by constructive discharge. It also provides for certain death benefits payable to the surviving spouse equal to the executive's base salary for a period of two years.

      Messrs. Jamison, Leff and Andreev each receive a fixed base salary as determined by our Compensation Committee, participate in the Profit-Sharing Plan (as described below) and receive all benefits, perquisites, and emoluments for which salaried employees are eligible.

      The following table sets forth the dollar range of equity securities beneficially owned by each Managing Director as of December 31, 2004.

                                          Dollar Range of Equity Securities
 Name of Managing Director                 Beneficially Owned/ (1)(2)(3)/
 -------------------------              -------------------------------------
 Charles E. Harris.....................            Over $1,000,000
 Douglas W. Jamison....................           $10,001 - $50,000
 Daniel V. Leff........................             $1 - $10,000
 Alexei A. Andreev/(4)/................                 None
------------------

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the 1934 Act.

(2) The dollar ranges are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000,
    $100,001-$500,000, $500,001-$1,000,000 and over $1,000,000.

(3) The dollar ranges are based on the price of the equity securities as of December 31, 2004.

(4) As of August 1, 2005.

Compensation Plans

  Incentive Compensation Plan

      As of January 1, 2003, we implemented the Amended and Restated Harris & Harris Group, Inc. Employee Profit-Sharing Plan, which we refer to as the 2002 Plan.

      The 2002 Plan (and its predecessor) provides for profit sharing for our officers and employees equal to 20 percent of our "qualifying income" for that plan year (the "Payout Amount"). For the purposes of the 2002 Plan, qualifying income is defined as net realized income as reflected on our consolidated statements of operations for that year, less nonqualifying gains, if any.

      For purposes of the 2002 Plan, our net realized income includes investment income, realized gains and losses, and operating expenses (including taxes paid or payable by us), but is calculated without including dividends paid or distributions made to shareholders, payments under the Plan, unrealized gains and losses, and loss carry-overs from other years, which net realized income we refer to as qualifying income. The proportion of net after-tax realized gains attributable to asset values as of September 30, 1997, is considered nonqualifying gain, which reduces qualifying income. As soon as practicable following the year-end audit, the Audit Committee will determine whether, and if so how much, qualifying income exists for a plan year. Once determined, 90 percent of the Payout Amount will be paid out to Plan participants pursuant to the distribution percentages set forth in the 2002 Plan. The remaining 10 percent will be paid out after we have filed our federal tax return for that plan year.

      On October 15, 2002, our shareholders approved the performance goals under the 2002 Plan in accordance with Section 162(m) of the Code, effective as of January 1, 2003. The Code generally provides that a public company may not deduct compensation paid to its chief executive officer or to any of its four most highly compensated officers to the extent that the compensation paid to the officer/employee exceeds $1,000,000 in any tax year, unless payment is made upon the attainment of objective performance goals that are approved by our shareholders.

      Under the 2002 Plan, awards previously granted to the four Participants (Messrs. Harris and Melsheimer, our former President, Chief Financial Officer and Chief Operating Officer, and Ms. Shavin and Ms. Matthews, herein referred to as the "grandfathered participants") will be reduced by 10 percent with respect to "Non-Tiny Technology Investments" (as defined in the 2002 Plan) and by 25 percent with respect to "Tiny Technology Investments" (as defined in the 2002 Plan) and became permanent. These reduced awards are herein referred to as "grandfathered participations." The amount by which the awards are reduced will be allocable and reallocable each year by the Compensation Committee among current and new participants as awards under the 2002 Plan. The grandfathered participations is honored by us whether or not the grandfathered participant is still employed by us or is still alive (in the event of death, the grandfathered participations will be paid to the grandfathered participant's estate), unless the grandfathered participant is dismissed for cause, in which case all awards, including the grandfathered participations, will be immediately cancelled and forfeited. With regard to new investments and follow-on investments made after January 1, 2003, all participants are required to be employed by us at the end of a plan year in order to participate in profit-sharing on our investments with respect to that year.

      Notwithstanding any provisions of the 2002 Plan, in no event may the aggregate amount of all awards payable for any Plan Year during which we remain a "business development company" within the meaning of the 1940 Act be greater than 20 percent of our "net income after taxes" within the meaning of
Section 57(n)(1)(B) of the 1940 Act. In the event the awards as calculated exceed that amount, the awards will be reduced on a pro rata basis.

      The 2002 Plan may be modified, amended or terminated by the Compensation Committee at any time. Notwithstanding the foregoing, the grandfathered participations may not be further modified. Nothing in the 2002 Plan will preclude the Compensation Committee from naming additional participants in the 2002 Plan or, except for grandfathered participations, changing the Award Percentage of any Participant (subject to the overall percentage limitations contained in the 2002 Plan). Currently under the 2002 Plan, the distribution amounts for non-grandfathered investments for each officer and employee currently are as follows: Charles E. Harris, 7.790 percent; Douglas W. Jamison,
3.75 percent; Daniel V. Leff, 3.483 percent; Helene B. Shavin, 1.524 percent; Sandra M. Forman, 1.50 percent; Daniel B. Wolfe, 1.5 percent; and Jacqueline M. Matthews, 0.453 percent, which together equal 20 percent. In one case, for a former employee who left other than due to termination for cause, any amount earned will be accrued and may subsequently be paid to the participant.

      The grandfathered participations are set forth below:

                                      Grandfathered Participations
                               -------------------------------------------
      Name of Officer/Employee Non-Tiny Technology (%) Tiny Technology (%)
      ------------------------ ----------------------- -------------------
       Charles E. Harris......        12.41100              10.34250
       Mel P. Melsheimer......         3.80970               3.17475
       Helene B. Shavin.......         1.37160               1.14300
       Jacqueline M. Matthews.         0.40770               0.33975
                                      --------              --------
       TOTAL..................        18.00000              15.00000
                                      ========              ========

      Accordingly, an additional 2 percent of Qualifying Income with respect to grandfathered Non-Tiny Technology Investments, 5 percent of Qualifying Income with respect to grandfathered Tiny Technology Investments and the full 20 percent of Qualifying Income with respect to new investments are available for allocation and reallocation from year to year. Currently Douglas W. Jamison, Daniel V. Leff, Sandra M. Forman and Daniel B. Wolfe are allocated 0.7329229 percent, 0.6807388 percent, 0.2931692 percent and 0.2931692 percent, respectively, of the Non-Tiny Technology Grandfathered Participations and
1.8323072 percent, 1.701847 percent, 0.7329229 percent and 0.7329229 percent, respectively, of the Tiny Technology Grandfathered Participations.

      We perform a calculation to determine the profit-sharing accrual pursuant to the 2002 Employee Profit-Sharing Plan. The calculation includes all unrealized gains, but excludes all unrealized losses. This methodology results in a fluctuation in our accrual but is not reflective of actual payments made under the Plan. Plan payments require the existence of qualifying income and consider only realized gains or losses (unrealized gains are excluded).

      For the six months ended June 30, 2005, we calculated a profit-sharing accrual of $2,012,465 that primarily relates to an unrealized gain resulting from an increase in the value of our investment in NeuroMetrix of $9,671,705.

  SERP for Chief Executive Officer

      Mr. Harris's Employment Agreement provides for us to adopt a supplemental executive retirement plan (the "SERP") for his benefit. Under the SERP, we cause an amount equal to one-twelfth of Mr. Harris's current annual salary to be credited each month to a special account maintained for this purpose on our books for the benefit of Mr. Harris (the "SERP Account"). The amounts credited to the SERP Account will be deemed invested or reinvested in such mutual funds or U.S. government securities as determined by Mr. Harris. The SERP Account is credited and debited to reflect the deemed investment returns, losses and expenses attributed to such deemed investments and reinvestments. Mr. Harris's benefit under the SERP will equal the balance in the SERP Account and such benefit will always be 100 percent vested (i.e., not forfeitable). Mr. Harris will determine the form and timing of the distribution of the balance in the SERP Account; provided, however, in the event of the termination of his employment, the balance in the SERP Account will be distributed to Mr. Harris or his beneficiary, as the case may be, in a lump-sum payment within 30 days of such termination. We have established a rabbi trust for the purpose of accumulating funds to satisfy the obligations incurred by us under the SERP, which amount to $1,591,971 at December 31, 2004, and are included in accounts payable and accrued liabilities. The restricted funds for the SERP Account total $1,591,971 at December 31, 2004. Mr. Harris's rights to benefits pursuant to this SERP are no greater than those of a general creditor of us.

  401(k) Plan

      As of January 1, 1989, we adopted an employee benefits program covering substantially all of our employees under a 401(k) Plan and Trust Agreement. As of January 1, 1999, we adopted the Harris & Harris Pension Plan and Trust, a money purchase plan which would allow us to stay compliant with the 401(k) top-heavy regulations and deduction limitation regulations. In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 which has increased the deduction limits for plans such as the 401(k) Plan. This Act eliminates the need for us to maintain two separate plans. Effective
December 31, 2001, the Pension Plan merged into the 401(k) Plan, with the 401(k) Plan being the surviving plan. For the year ended December 31, 2004, the Compensation Committee approved a 100 percent match. Matching contributions to the plan, which amounted to $99,249 for the year ended December 31, 2004, are at the discretion of the Compensation Committee.

  Retirement Healthcare Benefit Plan

      On June 30, 1994, we adopted a plan to provide medical and dental insurance for retirees, their spouses and dependents who, at the time of their retirement, have ten years of service with us and have attained 50 years of age or have attained 45 years of age and have 15 years of service with us. On February 10, 1997, we amended this plan to include employees who "have seven full years of service and have attained 58 years of age." The coverage is secondary to any government provided or subsequent employer provided health insurance plans. The annual premium cost to us with respect to the entitled retiree shall not exceed $12,000, subject to an index for inflation. Based upon actuarial estimates, we provided an original reserve of $176,520 that was charged to operations for the period ending June 30, 1994. As of December 31, 2004, we had a reserve of $613,447 for the plan. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Act, which goes into effect January 1, 2006, provides a 28 percent subsidy for post-65 prescription drug benefits. Our reserve assumes our plan is actuarially equivalent under the Act and reflects a decrease in the accumulated postretirement benefit obligation of $34,000 and a decrease in the aggregated service and interest cost of $7,000 at the adoption date of December 31, 2004, reflecting the prescription drug subsidy.

  Executive Mandatory Retirement Benefit Plan

      On March 20, 2003, in order to begin planning for eventual management succession, the Board of Directors voted to establish the Executive Mandatory Retirement Benefit Plan for individuals who are employed by us in a bona fide executive or high policy making position. There are currently three such individuals, Charles E. Harris, the Chairman and Chief Executive Officer, Douglas W. Jamison, the President, Chief Operating Officer and Chief Financial Officer and Mel P. Melsheimer, the former President, Chief Operating Officer and Chief Financial Officer. Under this plan, mandatory retirement will take place effective December 31 of the year in which the eligible individuals attain the age of 65. On an annual basis beginning in the year in which the designated individual attains the age of 65, a committee of the Board consisting of non-interested directors may determine to postpone the mandatory retirement date for that individual for one additional year for our benefit.

      Under applicable law prohibiting discrimination in employment on the basis of age, we can impose a mandatory retirement age of 65 for our executives or employees in high policy-making positions only if each employee subject to the mandatory retirement age is entitled to an immediate retirement benefit at retirement age of at least $44,000 per year. The benefits payable at retirement to Mr. Harris and Mr. Melsheimer under our existing 401(k) plan do not equal this threshold. A plan was established to provide the difference between the benefit required under the age discrimination laws and that provided under our existing plans. The annual expense to us of providing the benefit under this new plan as it relates to Mr. Harris is currently estimated to be $35,228. This benefit will be unfunded, and the expense as it relates to Mr. Harris is being amortized over the fiscal periods through the years ended December 31, 2008. Currently, there is no accrual for Mr. Jamison. On December 31, 2004,
Mr. Melsheimer retired pursuant to the mandatory retirement plan. He will receive an annual benefit of $22,915.

Other Information

      We are not subject to any material pending or, to our knowledge, threatened legal proceedings.

      Our custodian, J.P. Morgan Chase Bank, 345 Park Avenue, New York, New York 10154-1002, holds our securities in safekeeping.

      Our transfer and dividend-paying agent is The Bank of New York, 101 Barclay Street, New York, New York 10286.

                                   BROKERAGE

      We have not effected any transactions in portfolio securities in the last three fiscal years except for the purchase and sale of treasury securities, for which we do not pay any brokerage commissions. In the future, when we do effect transactions in our portfolio company securities, brokers will be selected on the basis of our best judgment as to which brokers are most likely to be in contact with likely buyers of the thinly traded securities of our portfolio companies. We will also consider the competitiveness of such broker's commission rates. We might pay a premium for a broker's knowledge of the potential buyers.

                          DIVIDENDS AND DISTRIBUTIONS

      As a regulated investment company under the Code, we will not be subject to U.S. federal income tax on our investment company taxable income that we distribute to shareholders, provided that at least 90 percent of our investment company taxable income for that taxable year is distributed to our shareholders. We may choose to retain our net capital gains for investment and pay the associated federal corporate income tax.

      To the extent that we retain any net capital gain, we may pay deemed capital gain dividends to shareholders. If we do pay a deemed capital gain dividend, you will not receive a cash distribution, but instead you will receive a tax credit equal to your proportionate share of the tax paid by us. When we declare a deemed dividend, our dividend-paying agent will send you an IRS Form 2439 which will reflect receipt of the deemed dividend income and the tax credit. This tax credit, which we pay at the applicable corporate rate, is normally at a higher rate than the rate payable by individual shareholders on the deemed dividend income. The excess credit can be used by the shareholder to offset other taxes due in that year or to generate a tax refund to the shareholder. In addition, each shareholder's tax basis in his shares of Common Stock is increased by the excess of the capital gain on which we paid taxes over the amount of taxes we paid. See "Taxation."

      We did not pay a cash dividend or declare a deemed capital gain dividend for 2004.

                                   TAXATION

Taxation of the Company

      We have elected and qualified and intend to continue to qualify to be taxed as a regulated investment company under Subchapter M of the Code. Accordingly, we must, among other things, (a) derive in each taxable year at least 90 percent of our gross income (including tax-exempt interest) from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to our business of investing in stock, securities or currencies; and (b) diversify our holdings so that, at the end of each fiscal quarter (i) at least 50 percent of the market value of our total assets is represented by cash and cash items, U.S. government and government securities, the securities of other regulated investment companies and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than five percent of the value of our total assets and not more than 10 percent of the outstanding voting securities of any issuer (subject to the exception described below), and
(ii) not more than 25 percent of the market value of our total assets is invested in the securities of any issuer (other than U.S. government securities and the securities of other regulated investment companies) or of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses.

      In the case of a regulated investment company which furnishes capital to development corporations, there is an exception to the rule relating to the diversification of investments described above. This exception is available only to registered management investment companies which the SEC determines to be principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available ("SEC Certification"). We have received SEC Certification since 1999, including for 2004, but it is possible that we may not receive SEC Certification in future years. Pursuant to the SEC Certification, we are generally entitled to include, in the computation of the 50 percent value of our assets (described in (b)(i) above), the value of any securities of an issuer, whether or not we own more than 10 percent of the outstanding voting securities of the issuer, if the basis of the securities, when added to our basis of any other securities of the issuer that we own, does not exceed five percent of the value of our total assets.

      As a regulated investment company, in any fiscal year with respect to which we distribute at least 90 percent of the sum of our (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses and other taxable income other than any net capital gain reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) net tax exempt interest (the excess of its gross tax exempt interest over certain disallowed deductions), we (but not our shareholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that we distribute to shareholders. To the extent that we retain our net capital gains for investment, we will be subject to U.S. federal income tax. We may choose to retain our net capital gains for investment and pay the associated federal corporate income tax.

      Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible four percent excise tax payable by us. To avoid this tax, we must distribute (or be deemed to have distributed) during each calendar year an amount equal to the sum of:

      (1) at least 98 percent of our ordinary income (not taking into account any capital gains or losses) for the calendar year;

      (2) at least 98 percent of our capital gains in excess of our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by a company with a November or December year-end to use the company's fiscal year); and

      (3) any undistributed amounts from previous years on which we paid no U.S. federal income tax.

      While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the four percent excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

      If in any particular taxable year, we do not qualify as a regulated investment company, all of our taxable income (including its net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and distributions will be taxable to the shareholders as ordinary dividends to the extent of our current and accumulated earnings and profits.

      We may decide to be taxed as a corporation even if we would otherwise qualify as a regulated investment company.

Company Investments

      We may make certain investments which would subject us to special provisions of the Code that, among other things, may affect the character of the gains or losses realized by us and require us to recognize income or gain without receiving cash with which to make distributions.

      In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to the shareholders their share of the foreign taxes paid by us.

      Due to our expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate shareholders and will not qualify for the reduced rate of tax for qualified dividend income allowed to individuals.

Taxation of Shareholders

      Distributions we pay to you from our ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereinafter as "ordinary income dividends") are taxable to you as ordinary income to the extent of our earnings and profits. Distributions made to you from an excess of net long-term capital gains over net short-term capital losses ("capital gain dividends"), including capital gain dividends credited to you but retained by us, are taxable to you as long-term capital gains, regardless of the length of time you have owned our shares. Distributions in excess of our earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset). Generally, you will be provided with a written notice designating the amount of any (i) ordinary income dividends no later than 30 days after the close of the taxable year, and (ii) capital gain dividends or other distributions no later than 60 days after the close of the taxable year.

      In the event that we retain any net capital gains, we may designate the retained amounts as undistributed capital gains in a notice to our shareholders. If a designation is made, shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by us. In addition, the tax basis of shares owned by a shareholder would be increased by an amount equal to the difference between (i) the amount included in the shareholder's income as long-term capital gains and (ii) the shareholder's proportionate share of the corporate tax paid by us.

      Dividends and other taxable distributions are taxable to you even though they are reinvested in additional shares of our Common Stock. If we pay you a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by us and received by you on December 31 of the year in which the dividend was declared.

      A shareholder will realize gain or loss on the sale or exchange of our common shares in an amount equal to the difference between the shareholder's adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, gain recognized by a shareholder on the sale or other disposition of our common shares will result in capital gain or loss to you, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss upon the sale or exchange of our shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you. A loss realized on a sale or exchange of our shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

      In general, federal withholding taxes at a 30 percent rate (or a lower rate pursuant to a tax treaty) will apply to distributions to shareholders (except to those distributions designated by us as capital gain dividends) that are nonresident aliens or foreign partnerships, trusts or corporations (a "non-U.S. investor"). Different tax consequences may result if a non-U.S. investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 or more days during a taxable year and certain other conditions are met.

Backup Withholding

      We are required in some circumstances to backup withhold on taxable dividends and other payments paid to non-corporate holders of our shares who do not furnish us with their correct taxpayer identification number and certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

      The foregoing is a general discussion of the provisions of the Code and the Treasury regulations in effect as they directly govern our taxation and our shareholders. These provisions are subject to change by legislative or administrative action, and any change may be retroactive. The discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to us, or which may be important to particular shareholders in light of their individual investment circumstances or to some types of shareholders subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding notes in connection with a hedging, straddle, conversion or other integrated transaction, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. Shareholders are urged to consult their tax advisers regarding specific questions as to U.S. federal, foreign, state and local income or other taxes.

                        CERTAIN GOVERNMENT REGULATIONS

      A business development company is regulated by the 1940 Act. A business development company must be organized in the United States for the purpose of investing in primarily private companies and making managerial assistance available to them. A business development company may use capital provided by public shareholders and from other sources to invest in private investments. A business development company provides shareholders the ability to retain the liquidity of a publicly traded stock, while sharing in the possible benefits, if any, of investing primarily in privately owned companies.

      As a business development company, we may not acquire any assets other than "qualifying assets" unless, at the time we make the acquisition, the value of our qualifying assets represents at least 70 percent of the value of our total assets. The principal categories of qualifying assets relevant to our business are:

     . securities purchased in transactions not involving any public offering, the issuer of which is an eligible portfolio company;

     . securities received in exchange for or distributed with respect to securities described in the bullet above or pursuant to the exercise of options, warrants or rights relating to the securities; and

     . cash, cash items, government securities or high quality debt securities (within the meaning of the 1940 Act), maturing in one year or less from the time of investment.

      An eligible portfolio company is generally a domestic company that is not an investment company (other than a small business investment company wholly owned by a business development company) and that:

     . does not have a class of securities registered on an exchange or a class of securities with respect to which a broker may extend margin credit;

     . is actively controlled by the business development company and has an affiliate of a business development company on its Board of Directors; or

     .   meets other criteria as may be established by the SEC.

      Control under the 1940 Act is presumed to exist where a business development company beneficially owns more than 25 percent of the outstanding voting securities of the portfolio company.

      To include securities described above as qualifying assets for the purpose of the 70 percent test, a business development company must make available to the issuer of those securities (whether directly or through cooperating parties) significant managerial assistance such as providing significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. We offer to provide managerial assistance to each of our portfolio companies.

      As a business development company, we are entitled to issue senior securities in the form of stock or indebtedness, including bank borrowings and debt securities, as long as our senior securities have an asset coverage of at least 200 percent immediately after each issuance. See "Risk Factors."

      We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of members of our Board of Directors who are not interested persons and, in some cases, may have to seek prior approval from the SEC.

      As with other companies regulated by the 1940 Act, a business development company must adhere to substantive regulatory requirements. A majority of our directors must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our shareholders arising from willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that person's office.

      We maintain a code of ethics under Rule 17j-1 of the 1940 Act that establishes procedures for personal investment and restricts some transactions by our personnel. Our code of ethics generally does not permit investment by our employees in private securities that may be purchased or held by us. The code of ethics is filed as an exhibit to our registration statement of which this Prospectus is a part. You may read and copy the code of ethics at the SEC's Public Reference Room in Washington, D.C. You may obtain information on operations of the Public Reference Room by calling the SEC at (800) SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the SEC Internet site at http://www.sec.gov. You may obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, 450 5th Street, N.W., Washington, D.C. 20549.

      We may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company unless authorized by vote of a "majority of the outstanding voting securities," as defined in the 1940 Act, of our shares. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67 percent or more of the company's shares present at a meeting if more than 50 percent of the outstanding shares of the company are present and represented by proxy or
(ii) more than 50 percent of the outstanding shares of the company.

      We vote proxies relating to our portfolio securities in what management believes is in the best interest of our shareholders. We carefully review on a case-by-case basis each proposal submitted to a shareholder vote to determine its impact on the portfolio securities held by us. Although we generally vote against proposals that may have a negative impact on our portfolio securities, we may vote for such a proposal if there exists a compelling long-term reasons to do so.

      Our proxy voting decisions are made by the Managing Directors who are responsible for monitoring each of our investments. To ensure that our vote is not the product of a conflict of interest, we require that: (i) anyone involved in the decision making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

      Shareholders may obtain information regarding how we voted proxies with respect to our public portfolio companies by making a written request for proxy voting information or by contacting us by telephone at 877 TINY TECH.

                                CAPITALIZATION

      We are authorized to issue 30,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.10 per share. Each share within a particular class or series thereof has equal voting, dividend, distribution and liquidation rights. When issued, in accordance with the terms thereof, shares of Common Stock will be fully paid and non-assessable. All shares issued as a result of exercise of the rights will be newly issued shares. Shares of Common Stock are not redeemable and have no preemptive, conversion, or cumulative voting rights.

      The following table shows the number of shares of (i) capital stock authorized, (ii) the amount held by us or for our own account, and
(iii) capital stock outstanding for each class of our authorized securities as of August 1, 2005.

                                        Amount Held by
                             Amount   Company or for its   Amount
           Title of Class  Authorized    Own Account     Outstanding
           --------------  ---------- ------------------ -----------
           Common Stock... 30,000,000     1,828,740      17,248,845
           Preferred Stock  2,000,000             0               0

Issuance of Preferred Stock

      Our Board of Directors is authorized by our articles of incorporation to issue up to 2,000,000 shares of preferred stock having a par value of $0.10 per share. The Board of Directors is authorized to divide the preferred stock into one or more series and to determine the terms of each series, including, but not limited to, the voting rights, redemption provisions, dividend rate and liquidation preference. Any terms must be consistent with the requirements of the 1940 Act. The 1940 Act currently prohibits us from issuing any preferred stock if after giving effect to the issuance the value of our total assets, less all liabilities and indebtedness other than senior securities, would be less than 200 percent of the aggregate amount of senior securities representing indebtedness plus the aggregate involuntary liquidation value of our preferred stock (other than up to 5 percent borrowings for temporary purposes). Leveraging with preferred stock raises the same general potential for loss or gain and other risks as does leveraging with borrowings described above.

Options and Warrants

      We have no options or warrants outstanding. Under the 1940 Act, we cannot issue options and/or warrants for more than 25 percent of our outstanding voting securities.

                             PLAN OF DISTRIBUTION

      We may sell our Common Stock through underwriters or dealers, directly to one or more purchasers through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of our Common Stock will be named in the applicable Prospectus Supplement.

      The distribution of our Common Stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share less any underwriting commissions or discounts must equal or exceed the net asset value per share of our Common Stock.

      In connection with the sale of our Common Stock, underwriters or agents may receive compensation from us in the form of discounts, concessions or commissions. Underwriters may sell our Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our Common Stock may be deemed to be underwriters under the Securities Act of 1933, and any discounts and commissions they receive from us and any profit realized by them on the resale of our Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable Prospectus Supplement. The maximum commission or discount to be received by any NASD member or independent broker-dealer will not exceed eight percent. We will not pay any compensation to any underwriter or agent in the form of warrants, options, consulting or structuring fees or similar arrangements.

      Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the Nasdaq National Market.

      Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our Common Stock may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

      If so indicated in the applicable Prospectus Supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our Common Stock from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contacts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Common Stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

      In order to comply with the securities laws of certain states, if applicable, our Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

                                 LEGAL MATTERS

      Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, our special counsel in connection with the offering of Common Stock.

                                    EXPERTS

      Our audited financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 have been incorporated by reference from our 2004 Annual Report on Form 10-K in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, New York 10017.

      Certain information of which is included in the Selected Condensed Consolidated Financial Data section of this Prospectus, as of and for the years ended December 31, 2001 and 2000, were derived from financial statements which were audited by Arthur Andersen LLP, independent public accountant, as indicated in their report with respect thereto, are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur Andersen LLP has not consented to the inclusion of their report in this Prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this Prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

      We will furnish, without charge, a copy of such financial statements upon request by writing to 111 West 57th Street, Suite 1100, New York, New York 10019, Attention: Investor Relations, or calling 212-582-0900.

                              FURTHER INFORMATION

      We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us can be inspected and copied at public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, its Northeast Regional Office, 233 Broadway, New York, New York 10279 and its Chicago Regional Office, Suite 900, 175 West Jackson Boulevard, Chicago, Illinois 60604. You can obtain information on the operation of the Public Reference room by calling the SEC at
(800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements, and other information. The address of the SEC's website is http://www.sec.gov. Copies of this material may also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our Common Stock is listed on the Nasdaq National Market and our reports, proxy statements and other information concerning us can be inspected and copied at the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                       PRIVACY PRINCIPLES OF THE COMPANY

      We are committed to maintaining the privacy of our shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in some cases, we may share information with select other parties.

      Generally, we do not receive any non-public personal information relating to our shareholders, although some non-public personal information of our shareholders may become available to us. We do not disclose any non-public personal information about our shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

      We restrict access to non-public personal information about our shareholders to our employees and to employees of our service providers and their affiliates with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our shareholders.

                          HARRIS & HARRIS GROUP, INC.

                               3,550,000 Shares

                                 Common Stock
                  The date of the Prospectus is       , 2005

                               ----------------

      This Prospectus constitutes a part of a registration statement on Form N-2 (together with all the exhibits and the appendix thereto, the "Registration Statement") filed by us with the SEC under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to us and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of the material terms of such documents.

      No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus. If given or made, any information or representation must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or the solicitation of an offer to buy shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful.

                           PART C--OTHER INFORMATION

Item 25.Financial Statements and Exhibits

(1) Financial Statements--The following financial statements have been incorporated by reference into the Registration Statement:

   (a) Annual Report on Form 10-K

       Consolidated Statements of Assets and Liabilities as of December 31, 2004 and 2003

       Consolidated Statements of Operations for the years ended
       December 31, 2004, 2003 and 2002

       Consolidated Statements of Cash Flows for the years ended
       December 31, 2004, 2003 and 2002

       Consolidated Statements of Changes in the Net Assets for the years ended December 31, 2004, 2003 and 2002

       Consolidated Schedule of Investments as of December 31, 2004 and 2003

       Footnote to Consolidated Schedule of Investments

       Notes to Consolidated Financial Statements

       Financial Highlights for the years ended
       December 31, 2004, 2003, 2002, 2001 and 2000

   (b) Quarterly Reports on Form 10-Q

       Consolidated Statement of Assets and Liabilities as of June 30, 2005 and December 31, 2004

       Consolidated Statements of Operations for the six months ended
       June 30, 2005 and June 30, 2004 and the quarters ended June 30, 2005 and June 30, 2004

       Consolidated Statements of Cash Flows for the six months ended June 30, 2005 and June 30, 2004

       Consolidated Statements of Changes in Net Assets for the year ended December 31, 2004, six months ended June 30, 2005

       Consolidated Schedule of Investments as of June 30, 2005

       Footnote to Consolidated Schedule of Investments

       Notes to Consolidated Financial Statements

      Statements, schedules and historical information other than those listed above have been omitted since they are either not applicable, or not required or the required information is shown in the financial statements or notes thereto.

   (2) Exhibits:

       (a)  (1)  Certificate of Incorporation of the Company, as amended./(1)/

            (2) Certificate of Amendment of the Certificate of Incorporation Dated May 20, 2005./(3)/

       (b)  Restated By-laws of the Company./(1)/

       (c)  Not applicable.

       (d)  Form of Specimen certificate of common stock certificate./(2)/

       (e)  Not applicable.

       (f)  Not applicable.

       (g)  Not applicable.

       (h)  Form of Underwriting Agreement./(5)/

       (i) (1) Harris & Harris Group, Inc. Amended and Restated Employee Profit-Sharing Plan, incorporated by reference as Exhibit
                 10.7 to the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders (File No. 000-11576) filed on September 3, 2002.

            (2) Harris & Harris Group, Inc. Directors Stock Purchase Plan 2001, incorporated by reference as Exhibit 10.23 to the Company's Form 10-K for the year ended December 31, 2000.

            (3) Amended and Restated Employment Agreement by and between the Company and Charles E. Harris dated October 14, 2004, incorporated by reference to Exhibit 10.4 to the Company's Form 8-K (File No. 814-00176) filed on October 15, 2004.

            (4) Severance Compensation Agreement by and between the Company and Charles E. Harris dated August 15, 1990./(1)/

            (5) Deferred Compensation Agreement Between Harris & Harris Group, Inc. and Charles E. Harris, incorporated by reference as Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2004 (File No. 814-00176) filed on March 16, 2005.

            (6) Trust Under Harris & Harris Group, Inc. Deferred Compensation Agreement, incorporated by reference as Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 1999.

       (j)  Harris & Harris Group, Inc. Custodian Agreement with JP
            Morgan./(1)/

       (k) (1) Form of Indemnification Agreement which has been established with all directors and executive officers of the Company./(1)/

       (k) (2) Stock Transfer Agency Agreement between Harris & Harris Group, Inc. and The Bank of New York dated as of November 19, 1988./(4)/

       (l)  Opinion letter of Skadden, Arps, Slate, Meagher & Flom LLP./(2)/

       (m)  Not applicable.

       (n)  Consent of the Independent Registered Public Accounting Firm./(5)/

       (o)  Not applicable.

       (p)  Not applicable.

       (q)  Not applicable.

       (r) Code of Ethics under 17j-1 under the 1940 Act is hereby incorporated by reference to Exhibit (r) ofour registration statement on Form N-2 (File No. 333-110064) filed on December 19, 2003.

       (s)  Powers of Attorney./(1)/

------------------

(1) Previously filed with Pre-Effective Amendment 1 to this Registration Statement on March 22, 2004.

(2) Previously filed with Pre-Effective Amendment 2 to this Registration Statement on April 13, 2004.

(3) Previously filed with Post-Effective Amendment 1 to this Registration Statement on June 16, 2005.

(4) Previously filed with Post-Effective Amendment 2 to this Registration Statement on August 3, 2005.

(5) Filed herewith.

Item 26.Marketing Arrangements

      The information contained under the heading "Plan of Distribution" on page 74 of the Prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be incurred in connection with this offering described in this Registration Statement:

               Registration fees....................... $  7,500
               Nasdaq listing fee...................... $ 35,500
               Printing (other than stock certificates) $ 42,000
               Accounting fees and expenses............ $ 55,000
               Legal fees and expenses................. $100,000
               Miscellaneous........................... $100,000
                                                        --------
               Total................................... $340,000
                                                        ========

Item 28.Persons Controlled by or Under Common Control with Company

                                                      Percentage of voting
                                          Organized     securities owned
      At December 31, 2004              under laws of  by the Registrant
      --------------------              ------------- --------------------
      Harris & Harris Enterprises, Inc.   Delaware            100%

Item 29.Number of Holders of Securities (as of August 1, 2005)

             Title of class               Number of record holders
             --------------               ------------------------
             Common stock, $.01 par value           138

Item 30.Indemnification

      Article 8 ("Article 8") of our Certificate of Incorporation, as adopted by our board of directors in October 1992, and approved by our shareholders in December, 1992, provides for the indemnification of our directors and officers to the fullest extent permitted by applicable New York law, subject to the applicable provisions of the 1940 Act.

      Scope of Indemnification Under New York Law. BCL (S)(S) 721-726 provide that a director or officer of a New York corporation who was or is a party or a threatened party to any threatened, pending or completed action, suit or proceeding (i) shall be entitled to indemnification by the corporation for all expenses of litigation when he is successful on the merits, (ii) may be indemnified by the corporation for judgments, fines, and amounts paid in settlement of, and reasonable expenses incurred in, litigation (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and for a purpose he reasonably believed to be in or not opposed to the best interest of the corporation (and, in criminal proceedings, had no reasonable cause to believe that his conduct was unlawful), and (iii) may be indemnified by the corporation for amounts paid in settlement and reasonable expenses incurred in a derivative suit (i.e., a suit by a shareholder alleging a breach of a duty owed to the corporation by a director or officer) even if he is not successful on the merits, if he acted in good faith, for a purpose which he believed to be in, or not opposed to, the best interest of the corporation. However, no indemnification may be made in accordance with clause (iii) if he is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability and in view of all of the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above and the advancement of litigation expenses, may be made only upon a determination by (i) a majority of a quorum of disinterested directors, (ii) independent legal counsel, or (iii) the shareholders that indemnification is proper because the applicable standard of conduct has been met. In addition, litigation expenses to a director or officer may only be made upon receipt of an undertaking by the director or officer to repay the expenses if it is ultimately determined that he is not entitled to be indemnified. The indemnification and advancement of expenses provided for by BCL (S)(S) 721-726 are not deemed exclusive of any rights the indemnitee may have under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise. When any action with respect to indemnification of directors is taken by amendment to the by-laws, resolution of directors, or agreement, the corporation must mail a notice of the action taken to its shareholders of record by the earlier of (i) the date of the next annual meeting, or (ii) fifteen months after the date of the action taken.

      The foregoing provisions are subject to Section 17(h) of the 1940 Act, which provides that neither the certificate of incorporation or by-laws nor any agreement may protect any director or officer against any liability to the Company or any of its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

      The Indemnification Agreements. Pursuant to the Indemnification Agreement, the Company would indemnify the indemnified director or officer (the "Indemnitee") to the fullest extent permitted by New York law as in effect at the time of execution of the Indemnification Agreement and to such fuller extent as New York law may permit in the future, subject in each case to the applicable provisions of the 1940 Act. An Indemnitee would be entitled to receive indemnification against all judgments rendered, fines levied, and other assessments (including amounts paid in settlement of any claims, if approved by the Company), plus all reasonable costs and expenses (including attorneys'
fees) incurred in connection with the defense of any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative (an "Action"), related to or arising from (i) any actual or alleged act or omission of the Indemnitee at any time as a director, officer, employee, or agent of the Company or any of its affiliates or subsidiaries, or
(ii) the Indemnitee's past, present, or future status as a director, officer, employee or agent of the Company or any of its affiliates or subsidiaries. An Indemnitee would also be entitled to advancement of all reasonable costs and expenses incurred in the defense of any Action upon a finding by a court or an opinion of independent counsel that the Indemnitee is more likely than not to prevail. If the Company makes any payment to the Indemnitee under the Indemnification Agreement and it is ultimately determined that the Indemnitee was not entitled to be indemnified, the Indemnitee would be required to repay the Company for all amounts paid to the Indemnitee under the Indemnification agreement. An Indemnitee would not be entitled to Indemnification or advancement of expenses under the Indemnification Agreement with respect to any proceeding or claim brought by him against the Company.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      We maintain directors' and officers' liability insurance.

Item 31.Business and Other Connections of Investment Adviser

      Not applicable, because the Company has no investment adviser.

Item 32.Location of Accounts and Records

      Certain accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the Rules promulgated there under are maintained at the offices of the Company at 111 West 57/th/ Street, Suite 1100, New York, New York 10019. Certain accounts, books and other documents pertaining to the Company's subsidiaries are maintained at 111 West 57/th/ Street, Suite 1100, New York, New York 10019.

Item 33.Management Services

      None.

Item 34.Undertakings

    1. The Company undertakes to suspend the offering of its shares until it amends its prospectus if:

      (1) subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of the Registration Statement; or

      (2) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

    2. Not applicable.

    3. Not applicable.

    4. The Company hereby undertakes:

      (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (1)to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (2)to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

           (3)to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (b) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

      (d) that for the purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report or quarterly reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    5. The Company hereby undertakes:

      (a) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 497(e) and Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

      (b) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    6. Not Applicable.

                                  SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 11/th/ day of August, 2005.


                                              HARRIS & HARRIS GROUP, INC.

                                              By:    /S/  CHARLES E. HARRIS
                                                  ------------------------------
                                                  Name:  Charles E. Harris
                                                  Title: Chairman of the Board
                                                         and Chief Executive
                                                         Officer
                                                         (Principal Executive
                                                         Officer)

      Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:


          Signature                       Title                   Date
          ---------                       -----                   ----

   /S/  CHARLES E. HARRIS      Chairman of the Board and     August 11, 2005
-----------------------------    Chief Executive Officer
      Charles E. Harris          (Principal Executive
                                 Officer)

   /S/  DOUGLAS W. JAMISON     President, Chief Operating    August 11, 2005
-----------------------------    Officer and Chief
     Douglas W. Jamison          Financial Officer
                                 (Principal Financial
                                 Officer)

    /S/  PATRICIA N. EGAN      Vice President, Chief         August 11, 2005
-----------------------------    Accounting Officer and
      Patricia N. Egan           Senior Controller
                                 (Principal Accounting
                                 Officer)

              *                Director
-----------------------------
     Dr. C. Wayne Bardin

              *                Director
-----------------------------
    Dr. Phillip A. Bauman

              *                Director
-----------------------------
      G. Morgan Browne

              *                Director
-----------------------------
     Dugald A. Fletcher

              *                Director
-----------------------------
  Dr. Kelly S. Kirkpatrick

              *                Director
-----------------------------
        Mark Parsells

              *                Director
-----------------------------
      Lori D. Pressman

              *                Director
-----------------------------
      Charles E. Ramsey

              *                Director
-----------------------------
      James E. Roberts


*By:   /S/  CHARLES E. HARRIS
     --------------------------
         Attorney-in-fact

                                   EXHIBITS




(h) Form of Underwriting Agreement.


(n) Consent of the Independent Registered Public Accounting Firm.